Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

 IR PARENT, LLC,

IR MERGER SUB II, INC.

and

 INDUS REALTY TRUST, INC.

Dated as of February 22, 2023

TABLE OF CONTENTS

i

ii

Exhibits

Exhibit A – Form of REIT Opinion

Annexes

Annex A-1 – Charter of the Company

Annex A-2 – Amended and Restated Bylaws of the Company

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of February 22, 2023 (this “Agreement”), is made and entered into by and among IR Parent, LLC, a Delaware limited liability company (“Parent”), IR Merger Sub II, Inc., a Maryland corporation and a wholly owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), and INDUS Realty Trust, Inc., a Maryland corporation (the “Company”). Each of Parent, Merger Sub and the Company is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article I.

WHEREAS, the Parties wish to effect a business combination in which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, and each share of Company Common Stock (as defined herein) other than Excluded Stock (as defined herein) issued and outstanding immediately prior to the Merger Effective Time (as defined herein) will be converted into the right to receive the Merger Consideration (as defined herein), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined and declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and its stockholders, (b) duly authorized, approved and declared advisable the execution, delivery and performance of this Agreement, and the consummation of the Merger and the other transactions contemplated by this Agreement, (c) directed that the approval of the Merger and the other transactions contemplated by this Agreement be submitted for consideration by the holders of Company Common Stock at the Stockholders Meeting (as defined herein), and (d) recommended the approval of the Merger by the stockholders of the Company;

WHEREAS, the Parties intend that, for U.S. federal income tax purposes (and, where applicable, state and local income tax purposes), the Merger shall be treated as a taxable sale of all of the stock of the Company by the holders of equity interests in the Company in exchange for the applicable Merger Consideration to be provided to the holders of equity interests in the Company;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and a material inducement to the Company’s willingness to enter into this Agreement, each of CPREF II AIV II – A, L.P., a Delaware limited partnership and CPREF II AIV II – B, L.P., a Delaware limited partnership (collectively, the “Centerbridge Sponsor”), and an Affiliate of Rocky Industrial LLC, a Delaware limited liability company (the “G Sponsor” and, together with the Centerbridge Sponsor, the “Sponsors”), is entering into a separate limited guarantee in favor of the Company (collectively, the “Guarantees”), with respect to certain payment obligations of the Parent Parties under this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and a material inducement to each Party’s willingness to enter into this Agreement, each of the Sponsors is entering into a separate equity financing commitment letter in favor of Parent (together with all exhibits, schedules, annexes and other attachments thereto, collectively, the “Equity Commitment Letters”), pursuant to which each of the Sponsors has committed, subject to the terms and conditions therein, to invest in Parent the amounts set forth therein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and a material inducement to the Parent Parties’ willingness to enter into this Agreement, certain equityholders of the Company have each executed and delivered to Parent a voting and support agreement; and

WHEREAS, each of the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Article I

DEFINITIONS

Section 1.1           Definitions.

(a)           For purposes of this Agreement:

“Acceptable Confidentiality Agreement” shall mean any confidentiality agreement containing provisions limiting the disclosure and use of non-public information of or with respect to the Company or any of its Subsidiaries that (i) contains confidentiality provisions that are not less favorable in any material respect to the Company than the terms of the Confidentiality Agreements, except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and such non-material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements, and except that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making of, or amendment or modification to, non-public Inquiries or non-public Competing Proposals or (ii) was entered into prior to the date of this Agreement.

“Acquired Companies” means the Company and each Subsidiary of the Company, collectively.

“Action” means any claim, action, cause of action, suit, litigation, proceeding, charge, investigation, inquiry, arbitration, mediation, interference, audit, assessment, hearing or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before any Governmental Authority).

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise. Notwithstanding the foregoing, (i) the Parent Parties and their respective subsidiaries shall not be deemed to be Affiliates of the Company, (ii) the Acquired Companies shall not be deemed to be an Affiliate of the Parent Parties, (iii) no “portfolio company” (as such term is customarily understood among institutional private equity investors) of any Sponsor or its Affiliates shall be deemed to be Affiliates of the Parent Parties and their Subsidiaries and (iv) the Parent Parties and their Subsidiaries shall not be deemed to be Affiliates of any “portfolio company” (as such term is customarily understood among institutional private equity investors) of any Sponsor or its Affiliates.

“Ancillary Documents” means any documents, certificates, instruments, or other papers that are reasonably required for the consummation of the transactions contemplated herein.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder and (ii) any applicable law relating to anti-corruption, bribery, or similar matters in any other jurisdiction.

“Anti-Money Laundering Laws” means all applicable statutes, laws, rules, regulations or other requirements concerning anti-money laundering, proceeds of crime, combatting terrorism financing, and related financial recordkeeping and reporting, money transmission, money service businesses, casinos, and other regulated financial institutions of all jurisdictions where the Company or any of the Acquired Companies conduct business.

“Balance Sheet Date” means September 30, 2022, being the date of the most recent consolidated balance sheet of the Company.

“Book-Entry Share” means, with respect to any Party, a book-entry share registered in the transfer books of such Party.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York or Singapore are authorized or required to be closed.

“Centerbridge Confidentiality Agreement” means that certain confidentiality agreement dated January 3, 2023, by and between Centerbridge Partners, L.P. and the Company.

“Certificated Share” means a share of Company Common Stock represented by a physical stock certificate and recorded in the books and records of the Company.

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.

“CFIUS Approval” means (i) CFIUS has concluded that none of the transactions contemplated by this Agreement are “covered transactions” and therefore not subject to review under the DPA; (ii) CFIUS has issued a written notice that it has completed a review or investigation of a filing provided pursuant to the DPA with respect to the transactions contemplated by this Agreement, and has concluded all Action under the DPA; or (iii) CFIUS has sent a report to the President of the United States (the “President”) requesting the President’s decision and (x) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement, or (y) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after fifteen (15) days from the earlier of the date the President received such report from CFIUS or the end of the investigation period.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Benefit Plan” means each Employee Benefit Plan in which any current or former employee of an Acquired Company (or a dependent thereof) participates in connection with such employment with an Acquired Company, or that is sponsored, maintained, contributed to, or required to be contributed to, by any of the Acquired Companies, or with respect to which any part of the Acquired Companies has or may have any liability or obligation, including as a result of Title IV of ERISA or any other “controlled group” liability related to any Employee Benefit Plan sponsored, maintained or contributed by any ERISA Affiliate.

“Company Bylaws” means the bylaws of the Company, as amended and in effect on the date hereof.

“Company Charter” means the Articles of Amendment and Restatement of the Company, as amended, supplemented and in effect on the date hereof.

“Company Common Stock” means the shares of common stock, par value $0.01 per share, of the Company.

“Company Compensatory Award” means each Company RSU Award, Company PSU Award, and Company Option.

“Company Governing Documents” means the Company Bylaws and the Company Charter.

“Company Lease” means one or more leases, subleases, licenses or occupancy agreements of a particular real property under which the Company or any Subsidiary of the Company is the landlord or sub-landlord or serves in a similar capacity, together with all amendments or modifications related thereto.

“Company Material Adverse Effect” shall mean any change, condition, occurrence, effect, event, circumstance or development (each an “Effect”, and collectively, “Effects”), that, individually or in the aggregate, (A) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial or other condition or results of operations of the Acquired Companies, taken as a whole or (B) would prevent or materially impair the ability of the Company to consummate the Merger before the Outside Date; provided, however, that for purposes of the foregoing clause (A) only, no Effect directly or indirectly resulting from, attributable to or arising out of any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” and no Effect directly or indirectly resulting from, attributable to or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred, except to the extent such Effects disproportionately affect the Acquired Companies in any material respect relative to other similarly situated companies operating in any industry of the Acquired Companies in the events of subclause (i) through (vii) below (in which case, the incremental disproportionate effects may be taken into account in determining whether there has occurred a “Company Material Adverse Effect”):

(i)                 changes in general business or economic conditions in the United States or any other country or region in the world, or conditions in the global economy generally;

(ii)              changes in conditions in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii)            changes in conditions generally affecting any industry in which the Acquired Companies operate;

(iv)             changes in political conditions in the United States or any other country or region in the world or acts of war, sabotage, terrorism or cyberterrorism (including any outbreak, escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world (including any acts of war or sanctions imposed in connection with the current dispute involving the Russian Federation and Ukraine, including relating to Belarus);

(v)               earthquakes, hurricanes, tropical storms, tsunamis, tornadoes, floods, epidemics, pandemics (excluding the COVID-19 pandemic), other disease outbreaks, mudslides, wild fires or other natural disasters or weather conditions in the United States or any other country or region in the world;

(vi)             changes in Law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof), in each case, after the date hereof;

(vii)          the COVID-19 pandemic, any COVID-19 Measures or any change in any COVID-19 Measures (or the interpretation thereof) after the date hereof;

(viii)        the execution and delivery of this Agreement or the public announcement of the Merger and the other transactions contemplated by this Agreement, including (1) the identity of Parent and its Affiliates, (2) by reason of any communication by Parent or any of its Affiliates regarding the plans or intentions of Parent with respect to the conduct of the business of the Acquired Companies following the Closing, (3) any condition or requirement of or arising from the CFIUS Approval or any other consent, authorization, Order or approval of each Governmental Authority set forth in Schedule 8.1(a) of the Company Disclosure Letter, and (4) the impact of any of the foregoing on any business relationships with third parties, contractual or otherwise (it being understood and agreed that this clause (viii) shall not apply to the use of Company Material Adverse Effect in the representations or warranties set forth in Section 4.3(a), Section 4.3(b), or Section 4.17(d) or in determining the satisfaction of any condition, to the extent related to such representation or warranty in Section 8.3(a) (subject to, in each case, the applicable materiality standards or qualifications contained in any such condition));

(ix)             any Transaction Litigation (as defined herein) (it being understood and agreed that this clause (ix) with respect to any Transaction Litigation brought by parties other than stockholders (including former stockholders) of the Company in their capacities as such shall not apply to the use of Company Material Adverse Effect in the representations and warranties set forth in Section 4.3(a));

(x)               (1) any actions taken or failure to take action, in each case, by Parent or any of its controlled Affiliates, (2) any actions taken or failure to take action which Parent has requested or consented to in writing, or (3) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement (it being understood and agreed that clauses (x)(1) or (3) shall not apply to the obligations of the Acquired Companies to act in the ordinary course of business in all material respects pursuant to Section 6.1(a) and in determining the satisfaction of the condition in Section 8.3(b) to the extent related to the obligations of the Acquired Companies to operate in the ordinary course in all material respects pursuant to Section 6.1(a)) (subject, in each case, to the applicable materiality standards or qualifications contained in any such condition)); or

(xi)             changes in the Company’s stock price or the trading volume of the Company’s stock, or changes in the rating or ratings outlook of the Company, in and of itself, or any failure by the Company to meet any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans, forecasts or projections of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition).

“Company Option” means an option to purchase shares of Company Common Stock.

“Company Properties” means each real property owned in fee by any of the Acquired Companies (including all buildings, structures and other improvements and fixtures located on such real property and all easements, rights and other appurtenances to such real property).

“Company PSU Award” shall mean any award of performance-based vesting restricted stock units with respect to shares of Company Common Stock that is, at the time of determination, subject to performance-vesting/forfeiture requirements.

“Company RSU Award” shall mean any award of restricted stock units with respect to shares of Company Common Stock (excluding Company PSU Awards).

“Company Termination Payment” means an amount equal to $24,400,000.

“Company Warrant” means that certain Warrant to Purchase Common Stock, dated August 24, 2020, by and between the Company and CM Change Industrial LP.

“Confidentiality Agreements” means, collectively, (a) the Centerbridge Confidentiality Agreement and (b) the GIC Confidentiality Agreement.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, guaranty, binding commitment or other agreement.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Laws” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), as amended, and any Treasury Regulations or other official guidance promulgated thereunder, or any other Law or executive order or executive memo intended to address the consequences of COVID-19, including the Health and Economic Recovery Omnibus Emergency Solutions Act, the Health, Economic Assistance, Liability, and Schools Act, the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, the Families First Coronavirus Response Act and the American Rescue Plan Act of 2021 and any other U.S., non-U.S., state or local stimulus fund or relief programs or Laws enacted by a Governmental Authority in connection with or in response to COVID-19.

“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, guideline or recommendation promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including COVID-19 Laws.

“Debt Facilities” means, with respect to the Company, any Contract set forth in Schedule 4.12(b)(iv) of the Company Disclosure Letter.

“Development Property” means any Company Property that, as of the date of this Agreement, is under construction.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. §4565), and all rules and regulations issued and effective thereunder.

“Employee Benefit Plan” means any employee benefit plan (as defined in Section 3(3) of ERISA), nonqualified deferred compensation plan (as defined in Section 409A of the Code) or employment, individual consulting, severance, termination, retention, change-in-control, bonus, commission, incentive, equity or equity-based compensation, health, welfare, fringe benefit, retirement and any other compensatory or employee benefit plan, policy, practice, undertaking, Contract or arrangement of any kind (whether or not subject to ERISA, written or oral), excluding any plan, Contract or arrangement required by applicable Law.

“Environmental Law” means any Law relating to pollution, protection of the environment or natural resources, or (to the extent relating to any toxic, hazardous, harmful, dangerous or deleterious substance, material or waste) human health or safety.

“Environmental Permit” means any Permit, registration or other authorization issued, granted, or required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any entities (whether or not incorporated) that would be treated together with any of the Acquired Companies as a single employer within the meaning of Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other agreements and documents contemplated hereby, the preparation, printing, filing and mailing of the Proxy Statement (with respect to the Company), and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of Stockholder Approval, engaging the services of the Paying Agent, obtaining any third-party consents, making any other filings with the SEC and all other matters related to the Closing and the other transactions contemplated by this Agreement.

“Fundamental Representations” means the representations and warranties set forth in the first sentence of Section 4.1(a) (Organization and Qualification; Subsidiaries), Section 4.2 (Authority; Approval Required), Section 4.3(a)(i)(A) (No Conflict; Required Filings and Consents) and Section 4.20 (Brokers).

“GAAP” means the U.S. generally accepted accounting principles, consistently applied.

“GIC Confidentiality Agreement” means that certain confidentiality agreement dated January 3, 2023, by and between GIC Real Estate, Inc. and the Company.

“Governmental Authority” means any U.S. federal, state or local government or any foreign or supranational government, or any other governmental, quasi-governmental or regulatory, judicial or administrative authority, instrumentality, board, body, bureau, agency, commission, self-regulatory organization, court, tribunal, arbitration panel, arbitrator or similar entity.

“Hazardous Substances” means (i) those materials, substances, chemicals, wastes, products, compounds, solid, liquid, gas, minerals in each case, whether naturally occurred or man-made, that are listed in, defined or regulated (or for which liability or standards of conduct may be imposed) under any Environmental Law, including the following federal statutes and their state and local counterparts, as each may be amended from time to time, and all regulations thereunder, including: the Comprehensive, Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq., (ii) petroleum and petroleum-derived products, including crude oil and any fractions thereof and (iii) polychlorinated biphenyls, urea formaldehyde foam insulation, mold, methane, asbestos in any form, radioactive materials or wastes, per– and polyfluoroalkyl substances, 1,4–dioxane and radon.

“Indebtedness” means, with respect to the Acquired Companies, without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations of any of the Acquired Companies for borrowed money or evidenced by notes, bonds, indentures, or similar instruments, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by any of the Acquired Companies, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets (including any earnouts or other contingent payments), (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations of the Acquired Companies under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) obligations to guarantee any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument, on behalf of any Person, other than the Acquired Companies, (viii) all outstanding prepayment or other premium obligations of any of the Acquired Companies, if any, and accrued interest, indemnities, fees and expenses related to any of the items set forth in clauses (i), (v) and (vi) if such items were prepaid as of the date of determination and (ix) any agreement to provide any of the foregoing; provided, that, for clarification, Indebtedness shall not include “trade debt” or “trade payables” or development obligations pursuant to Contracts. Notwithstanding the foregoing, Indebtedness does not include any intercompany obligations between or among the Company and any Wholly Owned Company Subsidiary.

“Information Privacy and Security Laws” means applicable legal requirements concerning the use, ownership, maintenance, storage, collection, transfer, processing, controlling, privacy and/or security of Personal Information.

“Intellectual Property” means all U.S. and foreign (i) patents, patent applications, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and copyrightable works, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“IRS” means the Internal Revenue Service or any successor agency.

“IT Asset” means any information system, software or hardware that is owned by the Acquired Companies or used in the course of their business activities.

“Knowledge” means, whether or not capitalized, or any similar expressions with respect to the Company, the actual knowledge of the persons named in Schedule A-1 to the Company Disclosure Letter.

“Law” means any and all domestic United States (federal, state, local or municipal), multi-national or foreign laws or other law, statute, constitution, ordinance, code, decree, Order (including any executive order), directive, rule, regulation, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Lien” means any mortgage, deed of trust, hypothecation, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third-party right (including right of first refusal or first offer), restriction, right of way, easement, servitude, conditional or installment sale agreement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, excluding any restrictions on transfer of equity securities arising under applicable securities Laws.

“Long-Term Incentive Plans” means the INDUS Realty Trust, Inc. and INDUS Realty, LLC 2020 Incentive Award Plan and the INDUS Realty Trust, Inc. 2009 Stock Option Plan, each as amended from time to time.

“Material Company Lease” means (i) any lease, sublease, license or occupancy agreement of a particular real property under which the Company or any Subsidiary of the Company is the tenant or sub-tenant or serves in a similar capacity, together with all amendments or modifications related thereto, (x) providing for annual rental payments of $775,000 or more or (y) relating to an individual real property comprising more than 150,000 square feet of space, each of clauses (x) and (y), measured as of February 20, 2023 and (ii) any Company Lease.

“Multiemployer Plan” means a “multiemployer plan” (as defined in Section 3(37) of ERISA).

“Order” means any judgment, injunction, mandate, order, determination, decision, award, decree or other similar provision of any Governmental Authority.

“Parent Disclosure Letter” means the disclosure letter prepared by Parent and delivered to the Company at or prior to the execution and delivery of this Agreement.

“Parent Material Adverse Effect” means, with respect to Parent, any Effect that, individually or in the aggregate, would prevent or materially impair the ability of the Parent Parties to timely perform any of their respective obligations under this Agreement or to consummate the Merger.

“Parent Termination Payment” means an amount equal to $62,800,000.

“Permitted Encumbrances” means any of the following: (i) Liens for Taxes or governmental assessments, charges or claims of payment (x) not yet due and payable, or (y) that are due but not yet delinquent or the amount or validity of which is being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP (to the extent required by GAAP); (ii) (a) mechanics and materialmen’s Liens for amounts incurred in the ordinary course of business and which are not yet due and payable or are due but not yet delinquent and are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP (to the extent required by GAAP) or (b) such Liens which have been filed of record but which have been bonded over or otherwise insured against; (iii) with respect to any real property, post-closing escrow agreements, contribution and tax protection agreements existing at the date of this Agreement, and Liens that are zoning regulations, building codes, entitlements (including associated security instruments encumbering any land for which the Acquired Companies have an option to purchase) or other land use or environmental regulations by any Governmental Authority, in each case, to the extent not violated by the current use or operation of such real property; (iv) with respect to the Acquired Companies, (A) Liens that are disclosed on Schedule 4.10(a) of the Company Disclosure Letter (as defined herein) together with associated documentation which evidences or secures such Liens, including, without limitation, notes, mortgages, deeds of trust, assignments of leases and rents, guarantees, pledge agreements and similar documentation or (B) Liens that are disclosed on the most recent audited consolidated balance sheet of the Company as of the date hereof, or notes thereto (or securing liabilities reflected on such balance sheet); (v) Liens arising pursuant to any Material Contract or Company Lease; (vi) with respect to any Company Property, Liens that are disclosed on existing title policies or surveys made available to Parent prior to the date hereof or otherwise filed or recorded in the applicable public records; (vii) with respect to any Company Property, easements, covenants, conditions, restrictions and other similar matters affecting title to such real property and other title defects, individually and/or in the aggregate, which would not have or would not reasonably be expected to materially impair the existing use, operation or value of the affected Company Property; (viii) rights of tenants under Company Leases; (ix) non-exclusive licenses to Intellectual Property in the ordinary course of business; or (x) such other Liens which were incurred in the ordinary course of business and that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of the Acquired Companies taken as a whole.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Personal Information” means data or other information relating, directly or indirectly, to an identified or identifiable natural person, household or device.

“Prior Sale Agreement” means any purchase or sale or termination Contract relating to any real property purchased, acquired, conveyed, transferred, assigned or disposed of by any of the Acquired Companies since January 1, 2021.

“Property Permit” means any permit required under applicable Law for the construction and/or development of any real property.

“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

“Representative” means, with respect to any Person, such Person’s directors, managers, officers, employees, trustees, advisors (including attorneys, accountants, consultants, investment bankers and financial advisors), agents and other representatives and, in the case of the Parent Parties, their respective financing sources.

“Sanctions Laws” means any applicable trade, economic, and/or financial sanctions Laws administered, enacted or enforced from time to time by (a) the United States (including the Department of the Treasury’s Office of Foreign Assets Control or the United States Department of State) or (b) any other applicable sanctions authority.

“SEC” means the Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Stockholder Approval” means the affirmative vote of the holders of a majority of all outstanding shares of Company Common Stock entitled to vote at the Stockholders Meeting on the Merger.

“Stockholders Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Stockholder Approval, including any postponement or adjournment thereof.

“Subsidiary” of any Person means (i) any corporation of which 50% or more of the outstanding voting stock is, directly or indirectly, owned by such Person and (ii) any partnership, limited liability company, joint venture or other entity of which 50% or more of the total equity interest is, directly or indirectly, owned by such Person or of which such Person is, directly or indirectly, a general partner, manager, managing member or the equivalent or for which such Person has the right to designate or appoint individuals representing a majority of the voting power of the board of directors (or equivalent governing body).

“Tax” or “Taxes” means any U.S. federal, state, local, foreign or other income, gross receipts, capital gains, capital stock, windfall or other profits, net worth, withholding, property, recording, stamp, transfer, sales, use, abandoned property, franchise, employment, payroll, social security, social contribution, unemployment compensation, disability, license, excise, environmental, alternative or add-on minimum, estimated, value-added and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts by the U.S. or any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or any other basis.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Transfer Right” means a buy/sell, put option, call option, option to purchase, a marketing right, a forced sale, tag or drag right or a right of first offer or right of first refusal, pursuant to the terms of which any Person (including any Acquired Company) could be required to purchase or sell the applicable equity interests of any Person, any fee owned real property or any other material assets, rights or properties.

“Treasury Regulation” means the final or temporary regulations issued by the U.S. Department of Treasury pursuant to its authority under the Code, and any successor regulations.

“USRPI” means a United States real property interests within the meaning of Section 897(h) of the Code.

“Vacant Land” means any unimproved Company Property.

“Wholly Owned Company Subsidiary” means any directly or indirectly wholly owned Subsidiary of the Company.

“Willful Breach” means a material breach of any representation, warranty, covenant, obligation or agreement set forth in this Agreement that is a consequence of a deliberate act or omission undertaken by the breaching Party, with the actual knowledge or intent that the taking of such act or failure to take such action would result in, constitute or cause a material breach of this Agreement.

(b)            In addition to the terms defined in Section 1.1(a), the following terms shall have the respective meanings set forth in the sections set forth below opposite such term:

Defined Term	Location of Definition
1031 Exchange	Section 7.17(b)
Adverse Recommendation Change	Section 7.3(d)(i)
Agreement	Preamble
Alternative Acquisition Agreement	Section 7.3(a)
Articles of Merger	Section 2.3
Assumed Indebtedness	Section 7.11(b)(i)
Assumption Documents	Section 7.11(b)(i)
Board Recommendation	Section 4.2(c)
Capitalization Date	Section 4.4(a)
Centerbridge Sponsor	Recitals
Certificates	Section 3.2(b)
Charter Restrictions	Section 7.13
Chosen Courts	Section 10.7(b)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Board	Recitals
Company Capital Stock	Section 4.4(a)
Company Disclosure Letter	Article IV
Company Held Excluded Stock	Section 3.1(a)(ii)
Company Preferred Stock	Section 4.4(a)
Company Related-Party Agreements	Section 4.19
Company SEC Documents	Section 4.5(a)
Company Subsidiary Partnership	Section 4.13(k)
Company Terminating Breach	Section 9.1(d)(i)
Competing Proposal	Section 7.3(i)(i)
Continuing Employee	Section 7.8(a)
Current Premium	Section 7.9(a)
Debt Financing	Section 7.11(a)
Equity Commitment Letters	Recitals
Equity Financing	Section 5.4(a)
Exchange Fund	Section 3.2(a)

Excluded Stock	Section 3.1(a)(iii)
Existing Lender	Section 7.11(b)(i)
Final Dividend	Section 7.17(d)
Financing Indemnified Parties	Section 7.11(a)(iii)
FLSA	Section 4.18(b)
G Sponsor	Recitals
Gross-Up Commitment	Section 4.17(d)
Guarantees	Recitals
Indemnified Parties	Section 7.9(b)
Inquiry	Section 7.3(i)(iv)
Insurance Policies	Section 4.16
Interim Period	Section 6.1(a)
Intervening Event	Section 7.3(i)(iii)
IRCA	Section 4.18(d)
Letter of Transmittal	Section 3.2(b)
Management Agreements	Section 4.12(e)
Match Period	Section 7.3(e)(ii)
Material Contract	Section 4.12(c)
Merger	Recitals
Merger Consideration	Section 3.1(a)(i)
Merger Effective Time	Section 2.3
Merger Sub	Preamble
MGCL	Recitals
Non-Continuing Employee	Section 7.8(a)
Notice of Intervening Event Period	Section 7.3(f)(ii)
Option Consideration	Section 3.3(a)
Outside Date	Section 9.1(b)(i)
Parent	Preamble
Parent Held Excluded Stock	Section 3.1(a)(iii)
Parent Liability Cap	Section 10.10(c)
Parent Parties	Preamble
Parent Terminating Breach	Section 9.1(c)(i)
Partially Completed 1031	Section 7.17(b)
Party(ies)	Preamble
Paying Agent	Section 3.2(a)
Permits	Section 4.8(a)
Proxy Statement	Section 4.23

Qualified REIT Subsidiary	Section 4.1(c)
Qualifying Income	Section 9.4(a)
Recovery Costs	Section 9.3(c)
Rent Rolls	Section 4.10(b)
Sarbanes-Oxley Act	Section 4.5(a)
SDAT	Section 2.3
Solvent	Section 5.5
Sponsors	Recitals
Superior Proposal	Section 7.3(i)(ii)
Surviving Entity	Section 2.1
Surviving Entity Common Stock	Section 3.1(a)(iv)
Takeover Statutes	Section 4.22
Tax Protection Agreements	Section 4.13(k)
Taxable REIT Subsidiary	Section 4.1(c)
Transaction Litigation	Section 7.7(b)
Transfer Taxes	Section 7.16(c)
Voting Debt	Section 4.4(d)
WARN Act	Section 4.18(c)
Warrant Consideration	Section 3.3(e)

Section 1.2            Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)             when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)            the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)             whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limiting the generality of the foregoing” unless expressly provided otherwise;

(d)             “or” shall be construed in the inclusive sense of “and/or”;

(e)             the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(f)              all references herein to “$” or dollars shall refer to U.S. dollars;

(g)             no specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty;

(h)             it is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative;

(i)              the phrases “delivered” or “made available” means that the information referred to has been physically or electronically delivered to the relevant parties or their respective Representatives including, in the case of “made available” to Parent or Merger Sub or its Representatives, material that has been posted in the “Project Cigar” electronic data room hosted by Intralinks, Inc. established by the Company at least twelve (12) hours prior to the execution of this Agreement;

(j)              the phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” and, as used in this Agreement, similar in nature and magnitude to actions customarily taken without any authorization by the board of directors in the course of normal day-to-day operations, whether or not such words actually follow such phrase;

(k)             references to a Person are also to its successors and permitted assigns;

(l)              any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, unless otherwise specified;

(m)            whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified;

(n)             whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day;

(o)            all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein; and

(p)            the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

Article II

THE MERGER

Section 2.1           The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL, at the Merger Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that following and as a result of the Merger, the Surviving Entity will be a wholly owned Subsidiary of Parent and will continue to be governed by the laws of the State of Maryland. The Merger shall have the effects provided in this Agreement and the Articles of Merger (as defined below), and as specified in the applicable provisions of the MGCL.

Section 2.2            Closing. The closing of the Merger (the “Closing”) will take place (a) by electronic exchange of documents and signatures five (5) Business Days following the satisfaction (or waiver, if permitted by applicable law) of the last to be satisfied of the conditions set forth in Article VIII (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction (or waiver, if permitted by applicable Law) of those conditions), or (b) such other place or date as may be agreed in writing by Parent and the Company; provided, however, that in no event shall the Closing be required to occur prior to May 23, 2023 unless otherwise notified by Parent in writing to the Company. The date on which the Closing actually takes place is referred to herein as the “Closing Date.”

Section 2.3             Effective Times. On the Closing Date, Merger Sub and the Company shall (a) cause Articles of Merger with respect to the Merger to be duly executed and filed with the Department of Assessments and Taxation of the State of Maryland (the “SDAT”) in accordance with the MGCL (the “Articles of Merger”), and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the MGCL in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are accepted for record by the SDAT or on such other date and time (not to exceed 30 days after the Articles of Merger are accepted for record by the SDAT) as specified in the Articles of Merger (such date and time, the “Merger Effective Time”).

Section 2.4             Organizational Documents of the Surviving Entity. At the Merger Effective Time, unless otherwise jointly determined by Parent and the Company prior to the Merger Effective Time: (a) the name of the Surviving Entity shall be “INDUS Realty Trust, Inc.”; (b) by virtue of the Merger and without the necessity of further action by the Company or any other Person, the Company Charter shall be amended and restated in its entirety to read in its entirety as set forth on Annex A-1 hereto (subject to such amendments solely to the extent as may be necessary to effect a preferred share offering in compliance with Section 7.11(c) and subject to Section 7.9, or as otherwise agreed between Parent and the Company prior to the Closing Date, neither Parent’s nor Company’s agreement to be unreasonably withheld, delayed or conditioned), and as so amended and restated shall be the charter of the Surviving Entity until, subject to Section 7.9, thereafter amended in accordance with applicable Law; and (c) by virtue of the Merger and without the necessity of further action by the Company or any other Person, the bylaws of the Company shall be amended and restated in their entirety to read in the form of Annex A-2 hereto, and as so amended and restated, shall be the bylaws of the Surviving Entity until, subject to Section 7.9, thereafter amended in accordance with the provisions thereof and in accordance with applicable Law.

Section 2.5            Directors and Officers of the Surviving Entity. At the Merger Effective Time, the Company and the Surviving Entity shall take all necessary action such that the directors and officers of Merger Sub immediately prior to the Merger Effective Time, or such other individuals designated by Parent as of the Merger Effective Time, shall become the directors and officers of the Surviving Entity, each to hold office, from and after the Merger Effective Time, in accordance with the charter and bylaws of the Surviving Entity until their respective successors shall have been duly elected, designated or qualified or until their earlier death, resignation or removal in accordance with the charter and bylaws of the Surviving Entity.

Section 2.6           Subsequent Actions. As of the Merger Effective Time, the officers and directors of the Surviving Entity and Parent shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, as applicable, any deeds, bills of sale, assignments, assumptions and assurances and to take and do, in the name and on behalf of the Company or Merger Sub, as applicable, or otherwise, all such other actions and things as may be necessary or desirable to continue, vest, perfect or confirm of record or otherwise any and all right, title and interest in, to and under, or duty or obligation with respect to, such property, rights, privileges, powers or franchises, or any such debts or liabilities, in the Surviving Entity or otherwise to carry out the intent of this Agreement.

Article III

EFFECTS OF THE MERGER

Section 3.1             Effects of the Merger.

(a)            At the Merger Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(i)                 Except as noted below, each share of Company Common Stock, or fraction thereof, issued and outstanding as of immediately prior to the Merger Effective Time (other than Excluded Stock in accordance with Section 3.1(a)(ii) and Section 3.1(a)(iii)), shall be automatically cancelled and converted into the right to receive, in accordance with the terms of this Agreement, an amount in cash equal to $67.00 per share, without interest, as adjusted pursuant to Section 7.17(d) (such amount per share, as adjusted, the “Merger Consideration”), upon the proper surrender of Book-Entry Shares and Certificated Shares representing validly issued, fully paid and nonassessable shares of Company Common Stock in accordance with Section 3.2 and subject to Section 3.1(a)(iii), Section 3.1(b), Section 3.4 and the next sentence of this Section 3.1(a)(i). From and after the Merger Effective Time, subject to Section 3.1(a)(iii), all shares of Company Common Stock shall no longer be outstanding and shall be automatically cancelled and shall cease to exist, and each holder of a share of Company Common Stock shall cease to have any rights with respect thereto, except for the right to receive the Merger Consideration therefor in accordance with Section 3.2.

(ii)             Each share of Company Common Stock issued and outstanding as of immediately prior to the Merger Effective Time and then held by the Acquired Companies (the “Company Held Excluded Stock”) shall be automatically retired and shall cease to exist, and no consideration shall be paid, nor shall any right inure or be made with respect thereto in connection with or as a consequence of the Merger.

(iii)            Each share of Company Common Stock issued and outstanding as of immediately prior to the Merger Effective Time and then held by the Parent Parties or any of their respective Affiliates (the “Parent Held Excluded Stock” and, together with the Company Held Excluded Stock, the “Excluded Stock”), shall be unaffected by the Merger (and no consideration shall be paid, nor shall any right inure or be made with respect thereto in connection with or as a consequence of the Merger) and shall remain issued and outstanding as one share of Surviving Entity Common Stock.

(iv)            Each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding immediately prior to the Merger Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Entity (“Surviving Entity Common Stock”). From and after the Merger Effective Time, all certificates representing the common stock of Merger Sub shall thereafter be deemed for all purposes to represent the number of shares of common stock of the Surviving Entity into which they were converted in accordance with the immediately preceding sentence.

(v)             Each share of preferred stock of Merger Sub that is issued and outstanding immediately prior to the Merger Effective Time, if any, shall be converted into and become one (1) validly issued, fully paid and nonassessable share of preferred stock of the Surviving Entity. From and after the Merger Effective Time, all certificates representing the preferred stock of Merger Sub shall thereafter be deemed for all purposes to represent the number of shares of preferred stock of the Surviving Entity into which they were converted in accordance with the immediately preceding sentence.

(b)           Adjustment to Merger Consideration. The Merger Consideration and other similarly dependent items (including the Option Consideration, the Warrant Consideration, the RSU Consideration, and the PSU Consideration (as defined herein)) shall be equitably adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock outstanding after the date hereof and prior to the Merger Effective Time so as to provide the holders of Company Common Stock or Company Compensatory Awards with the same economic effect as contemplated by this Agreement prior to such event and so adjusted shall, from and after the date of such event, be the Merger Consideration and other similarly dependent items (including the Option Consideration, the Warrant Consideration, the RSU Consideration and the PSU Consideration (as defined herein)); provided, however, that nothing in this Section 3.1(b) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(c)            Stock Transfer Books. From and after the Merger Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of Company Common Stock. From and after the Merger Effective Time, Persons who held Company Common Stock outstanding immediately prior to the Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for in this Agreement or by applicable Law.

Section 3.2             Payment Procedures.

(a)            Prior to the Merger Effective Time, Parent shall appoint a nationally recognized, reputable U.S. bank or trust company (the identity and terms of designation and appointment of which shall be subject to the reasonable prior approval of the Company) to act as paying agent with respect to the Merger (the “Paying Agent”). At or prior to the Merger Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent a cash amount in U.S. dollars that, when taken together with available cash of the Acquired Companies that is deposited with the Paying Agent at the Merger Effective Time, is sufficient in the aggregate to enable the Paying Agent to make the payments of the Merger Consideration pursuant to Section 3.1(a)(i) to holders of Company Common Stock outstanding immediately prior to the Merger Effective Time (the “Exchange Fund”). The Paying Agent shall make payments of the Merger Consideration out of the Exchange Fund in accordance with this Agreement. Any and all interest earned on cash deposited in the Exchange Fund shall be paid to the Surviving Entity.

(b)            Certificated Shares. As soon as practicable after the Merger Effective Time (and in no event later than five (5) Business Days after the Merger Effective Time), the Surviving Entity shall cause the Paying Agent to mail to each Person that was, immediately prior to the Merger Effective Time, a holder of record of shares of Company Common Stock represented by certificates (the “Certificates”), which Certificated Shares were converted into the right to receive the Merger Consideration at the Merger Effective Time pursuant to this Agreement: (A) a letter of transmittal, which shall be in a customary form reasonably acceptable to the Company and Parent prior to the Merger Effective Time and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, shall have a customary release of all claims against Parent, Merger Sub and the Company and their respective Affiliates arising out of or related to such holder’s ownership of shares of Company Common Stock (a “Letter of Transmittal”) and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for payment of the applicable Merger Consideration, the forms of which Letter of Transmittal and instructions shall be subject to the reasonable approval of the Company and Parent prior to the Merger Effective Time. Upon surrender of a Certificate (or affidavit of loss in lieu thereof) to the Paying Agent or to such other agent or agents as may be appointed in writing by Merger Sub, and upon delivery of a Letter of Transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates shall be entitled to receive, in exchange therefor, the Merger Consideration out of the Exchange Fund for each share of Company Common Stock formerly represented by such Certificates (after giving effect to any required Tax withholdings as provided in Section 3.4), and any Certificate so surrendered shall forthwith be canceled. If payment of the applicable Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any Transfer Taxes required by reason of the payment of the applicable Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Entity that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Merger Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement, except for shares of Excluded Stock.

(c)            Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement but subject to the provisions of this Section 3.2(c), no holder of Book-Entry Shares shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed Letter of Transmittal to the Paying Agent, to receive the Merger Consideration that such holder is entitled to receive pursuant to the terms hereof. In lieu thereof, each holder of record of one (1) or more Book-Entry Shares held through The Depository Trust Company whose shares of Company Common Stock were converted into the right to receive the Merger Consideration shall upon the Merger Effective Time, in accordance with The Depository Trust Company’s customary procedures (including receipt by the Paying Agent of an “agent’s message” (or such other evidence of transfer or surrender as the Paying Agent may reasonably request)) and such other procedures as agreed by the Company, Parent, the Paying Agent and The Depository Trust Company, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver to The Depository Trust Company or its nominee, for the benefit of the holder of such Book-Entry Shares held through it, as promptly as practicable after the Merger Effective Time, the Merger Consideration out of the Exchange Fund for each such Book-Entry Share (after giving effect to any required Tax withholdings as provided in Section 3.4) and such Book-Entry Shares of such holder shall forthwith be canceled. As soon as practicable after the Merger Effective Time (and in no event later than five (5) Business Days after the Merger Effective Time), the Surviving Entity shall cause the Paying Agent to mail to each Person that was, immediately prior to the Merger Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company (A) a Letter of Transmittal and (B) instructions for returning such Letter of Transmittal in exchange for payment of the applicable Merger Consideration, the forms of which Letter of Transmittal and instructions shall be subject to the reasonable approval of the Company and Parent prior to the Merger Effective Time. Upon delivery of such Letter of Transmittal, in accordance with the terms of such Letter of Transmittal, duly executed and in proper form, the holder of such Book-Entry Shares shall be entitled to receive, in exchange therefor, the Merger Consideration out of the Exchange Fund for each such Book-Entry Share (after giving effect to any required Tax withholdings as provided in Section 3.4), and such Book-Entry Shares so surrendered shall forthwith be canceled. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Merger Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement, except for shares of Excluded Stock.

(d)            If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if requested by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Exchange Fund, the Surviving Entity) shall pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration into which the shares of Company Common Stock represented by such Certificate were converted pursuant to Article II.

(e)            On or after the first anniversary of the Merger Effective Time, the Surviving Entity shall be entitled to cause the Paying Agent to deliver to the Surviving Entity any funds made available by Parent to the Paying Agent which have not been disbursed to holders of shares of Company Common Stock and thereafter, such holders shall be entitled to look to the Surviving Entity with respect to the cash amounts payable upon surrender of their shares of Company Common Stock. None of Parent, the Surviving Entity or the Paying Agent or any other Person shall be liable to any holder of Company Common Stock for any Merger Consideration or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of Company Common Stock immediately prior to the time at which such amounts would otherwise escheat to, or become the property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal Representatives previously entitled thereto.

(f)             As of the Merger Effective Time, the stock transfer books of the Company shall be closed, and thereafter, there shall be no further registration of transfers of Company Common Stock on the records of the Company. The applicable Merger Consideration paid in accordance with the terms of this Article III upon surrender of Book-Entry Shares representing Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such Book-Entry Shares. From and after the Merger Effective Time, the holders of Company Common Stock outstanding immediately prior to the Merger Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for herein or by applicable Law. If, after the Merger Effective Time, Book-Entry Shares representing Company Common Stock are presented to the Paying Agent or Surviving Entity for transfer, they shall be cancelled and exchanged as provided in this Agreement.

(g)            After the Closing Date, the Paying Agent shall invest any cash included in the Exchange Fund as directed by the Surviving Entity. Any interest and other income resulting from such investments shall be paid to the Surviving Entity. No investment or losses thereon of the Exchange Fund shall affect the consideration to which holders of Company Common Stock are entitled pursuant to Section 3.1(a)(i). Until the termination of the Exchange Fund, to the extent that there are losses with respect to such investments, or the cash portion of the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, the Surviving Entity shall promptly replace or restore the cash portion of the Exchange Fund lost through investments or other events so as to ensure that the cash portion of the Exchange Fund is, at all times, maintained at a level sufficient to make all such payments.

Section 3.3             Company Compensatory Awards; Company Warrants.

(a)            Effective as of immediately prior to the Merger Effective Time, each Company Option that is outstanding and unexercised immediately prior thereto, whether vested or unvested, shall by virtue of the Merger automatically and without any action on the part of the Company, the Parent or the holder thereof, be cancelled and terminated and converted into the right to receive, subject to the last sentence of this Section 3.3(a) from the Surviving Entity an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock underlying such Company Option immediately prior to the Merger Effective Time, by (y) an amount equal to (A) the Merger Consideration, less (B) the per share exercise price of such Company Option (the “Option Consideration”) (it being understood and agreed that such exercise price shall not actually be paid to the Surviving Entity by the holder of a Company Option), less applicable withholding Taxes; provided, however, that any such Company Option with respect to which the applicable per share exercise price of such Company Option is greater than the Merger Consideration shall be cancelled without consideration therefor. Parent shall cause the Surviving Entity to make the payments required under this Section 3.3(a), (i) in the case of a Company Option (A) that is vested as of immediately prior to the Merger Effective Time, (B) which vests by its terms solely as a result of the Merger, (C) that was granted prior to January 1, 2023 or (D) which is held by a non-employee director of the Company, as soon as administratively practicable following the Merger Effective Time and (ii) in the case of any other Company Option as soon as administratively practicable following such date(s) as the corresponding Company Option would have otherwise vested, if and only if such holder remains continuously employed by the Surviving Entity or its Subsidiaries through such vesting date(s).

(b)            Effective as of immediately prior to the Merger Effective Time, each Company RSU Award that is outstanding immediately prior thereto shall by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and terminated and converted into the right to receive, subject to the last two sentences of this Section 3.3(b), from the Surviving Entity an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock underlying such Company RSU Award immediately prior to the Merger Effective Time, by (y) the Merger Consideration (the “RSU Consideration”), less any applicable withholding Taxes. Parent shall cause the Surviving Entity to make the payments required under this Section 3.3(b), (i) in the case of a Company RSU Award (A) that is vested as of immediately prior to the Merger Effective Time, (B) which vests by its terms solely as a result of the Merger, (C) that was granted prior to January 1, 2023 or (D) which is unvested and held by a non-employee director of the Company, as soon as administratively practicable following the Merger Effective Time and (ii) in the case of any other Company RSU Award, as soon as administratively practicable following such date(s) as the corresponding Company RSU Award would have otherwise vested, if and only if such holder remains continuously employed by the Surviving Entity or its Subsidiaries through such vesting date(s). Notwithstanding anything to the contrary contained in this Agreement, any payment in respect of any Company RSU Award that, immediately prior to such cancellation, constitutes “nonqualified deferred compensation” subject to Section 409A of the Code shall be made in compliance with Section 409A of the Code, including on the applicable original settlement date for such Company RSU Award if required in order to comply with Section 409A of the Code.

(c)            Effective as of immediately prior to the Merger Effective Time, each Company PSU Award that is outstanding immediately prior thereto shall by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and terminated and converted into the right to receive from the Surviving Entity an amount in cash (without interest) equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to such Company PSU Award, determined assuming that the applicable performance goals have been deemed to be achieved at the greater of “Target” and “actual” level of performance as of the Merger Effective Time, by (y) the Merger Consideration (the “PSU Consideration”), less any applicable withholding Taxes. Parent shall cause the Surviving Entity to make the payments required under this Section 3.3(c) as soon as administratively practicable following the Merger Effective Time.

(d)            Effective as of the Merger Effective Time, the Long-Term Incentive Plans shall be terminated.

(e)             Effective as of immediately prior to the Merger Effective Time, the Company Warrant shall by virtue of the Merger automatically and without any action on the part of the Company, the Parent or the holder thereof, be cancelled and terminated and converted into the right to receive from the Surviving Entity an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock underlying such Company Warrant immediately prior to the Merger Effective Time, by (y) an amount equal to (A) the Merger Consideration, less (B) the per share exercise price of such Company Warrant (the “Warrant Consideration”) (it being understood and agreed that such exercise price shall not actually be paid to the Surviving Entity by the holder of the Company Warrant), less applicable withholding Taxes (if any); provided, however, that in the event the applicable per share exercise price of such Company Warrant is greater than the Merger Consideration, the Company Warrant shall be cancelled without consideration therefor.

(f)             At or prior to the Merger Effective Time, the Company Board (or any committee thereof) shall adopt any resolutions (in form and substance reasonably acceptable to Parent) and take any actions which are necessary to effectuate the provisions of this Section 3.3.

(g)            At the Merger Effective Time, Parent shall deposit with the Surviving Entity cash in the amount necessary, together with the other funds of the Surviving Entity, to make the payments required in connection with the Closing under this Section 3.3, including all accrued and unpaid cash dividends on Company Compensatory Awards, as applicable, and Parent shall cause the Surviving Entity to make the payments required under this Section 3.3 through the Surviving Entity’s payroll at such times set forth in this Section 3.3, or at such later time as necessary to avoid a violation and/or adverse Tax consequences under Section 409A of the Code.

Section 3.4             Withholding Rights. Each Party hereto, the Paying Agent, and their respective Affiliates and agents, shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code. Any amounts deducted and withheld under this Agreement that are timely and properly remitted to the appropriate Governmental Authority shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 3.5            Dissenters Rights. No dissenters’ rights, appraisal rights, or rights of an objecting stockholder under Subtitle 2 of Title 3 of the MGCL shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 3.6            General Effects of the Merger. At the Merger Effective Time, the effect of the Merger shall be as set forth in this Agreement and as provided in the applicable provisions of the MGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

 Except (a) as set forth in the disclosure letter prepared by the Company and delivered to the Parent Parties at or prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure to such other section or subsection of this Agreement is reasonably apparent on its face; provided, that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company made herein), or (b) as disclosed in the Company SEC Documents (as defined below) publicly filed with, or furnished to the SEC on or after January 1, 2021, and prior to the date that is two (2) Business Days prior to the date of this Agreement and available on the SEC’s Electronic Data Gathering and Retrieval System (excluding any information or documents incorporated by reference therein, or filed as exhibits thereto, and excluding any disclosures contained in such documents under the headings “Risk Factors,” or “Forward Looking Statements” or any other disclosures contained or referenced therein to the extent they are cautionary, predictive or forward-looking in nature), and then only to the extent that the relevance of any disclosed event, item or occurrence in such Company SEC Documents to a matter covered by a representation or warranty set forth in this Article IV is reasonably apparent on its face; provided, that nothing disclosed in any Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 4.1, Section 4.2, or Section 4.4(a), the Company hereby represents and warrants to the Parent Parties that:

Section 4.1             Organization and Qualification; Subsidiaries

(a)             The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)            Each Subsidiary of the Company is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties, rights and assets and to carry on its business as it is now being conducted. Each Subsidiary of the Company is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties, rights or assets owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c)            Schedule 4.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Subsidiaries of the Company and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which the Company and each Subsidiary of the Company are qualified or licensed to do business, and each of the equityholders and the type of and percentage of interest held thereby in each Subsidiary of the Company, including a list of each Subsidiary of the Company that is (i) a REIT, (ii) a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each, a “Qualified REIT Subsidiary”), (iii) a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (each, a “Taxable REIT Subsidiary”) or (iv) an entity taxable as a corporation which is neither a REIT, a Qualified REIT Subsidiary or a Taxable REIT Subsidiary. Each Subsidiary of the Company is in compliance with the terms of its charter, bylaws or other similar organizational documents, except for such violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(d)            Except as set forth in Schedule 4.1(d) of the Company Disclosure Letter, none of the Acquired Companies, directly or indirectly, owns or has the right to acquire any capital stock, equity interest or investment or securities (whether equity or debt) of any nature in any Person, or securities exchangeable or exercisable therefor (other than in the Subsidiaries of the Company and investments in short-term publicly traded investment securities).

(e)             The Company has made available to Parent true, complete and correct copies of the Company Governing Documents. The Company is in compliance with the terms of its Company Governing Documents in all material respects. True and complete copies of the Company’s minute book have been made available by the Company to Parent.

Section 4.2             Authority; Approval Required.

(a)            The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by the Company the performance by the Company of its covenants and obligations under this Agreement and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate action or proceedings on the part of the Company or its Subsidiaries are necessary to authorize this Agreement or the Merger, the performance by the Company of its covenants and obligations under this Agreement or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Merger, to receipt of the Stockholder Approval and the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT.

(b)            This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Parent Parties, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)            The Company Board has duly adopted resolutions (i) declaring that the terms of this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of the Company and its stockholders, (ii) authorizing, approving and declaring advisable the execution, delivery and performance of this Agreement and, subject to obtaining the Stockholder Approval, the consummation of the transactions contemplated by this Agreement, including the Merger, (iii) directing that the approval of the Merger and the transaction contemplated by this Agreement be submitted to a vote of the holders of Company Common Stock at the Stockholders Meeting, and (iv) except as may be permitted pursuant to Section 7.3, resolving to include in the Proxy Statement the recommendation of the Company Board to holders of Company Common Stock to vote in favor of approval of the Merger (such recommendation, the “Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d)            The Stockholder Approval is the only vote or consent of the holders of any class of securities of the Company necessary pursuant to applicable Law and/or the Company Governing Documents to approve the Merger and the other transactions contemplated by this Agreement.

Section 4.3             No Conflict; Required Filings and Consents.

(a)            The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement and its obligations hereunder will not (with or without notice or lapse of time, or both) and the consummation of the Merger will not, (i) assuming receipt of the Stockholder Approval, conflict with or violate any provision of (A) the Company Governing Documents or (B) any equivalent organizational or governing documents of any other Subsidiary of the Company, (ii) assuming that all consents, approvals, authorizations and Permits described in Section 4.3(b) have been obtained, all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Acquired Companies or by which any property, right or asset of the Acquired Companies is bound, or (iii) except as set forth in Schedule 4.3(a)(iii) of the Company Disclosure Letter, require any consent or approval (except as contemplated by Section 4.3(b)) under, result in any breach of any obligation or any loss of any benefit or increase in any cost or obligation of any of the Acquired Companies under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of payment, termination, modification, acceleration, vesting or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien (other than a Permitted Encumbrance) on any property, right or asset of the Acquired Companies pursuant to, any Contract or Permit (as defined herein) to which any of the Acquired Companies is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)           The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement and the consummation of the Merger by the Company will not (with or without notice or lapse of time, or both), require any consent, approval, authorization or Permit of, or filing with or notification to, any Governmental Authority by the Company, except (i) the filing with the SEC of the Proxy Statement and such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL, (iii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (iv) filings as may be required under the rules and regulations of the Nasdaq Stock Market, (v) the consents, authorizations, orders or approvals of each Governmental Authority or Agency listed in Schedule 8.1(a) of the Company Disclosure Letter, (vi) consents, authorizations, orders or approvals of a Governmental Authority or Agency which arise solely as a result of the businesses and assets of the Parent Parties or their Affiliates (including any portfolio companies or investment funds), and (vii) where failure to obtain such consents, approvals, authorizations or Permits, or to make such filings or notifications which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.4             Capital Structure.

(a)            The authorized capital stock of the Company consists of 55,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”) (collectively, the Company Common Stock and the Company Preferred Stock, the “Company Capital Stock”). As of the close of business on February 17, 2023 (the “Capitalization Date”), (i) 10,194,445 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 211,702 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Options, (iv) 31,744.30 shares of Company Common Stock were subject to issuance pursuant to outstanding Company RSU Awards, (v) (A) 26,781.10 shares of Company Common Stock were subject to issuance pursuant to outstanding Company PSU Awards, assuming that applicable performance metrics are achieved at “Target” levels and (B) 53,562.20 shares of Company Common Stock were subject to issuance pursuant to outstanding Company PSU Awards, assuming that applicable performance metrics are achieved at “maximum” levels, and (vi) 515,747 shares of Company Common Stock were subject to issuance pursuant to the Company Warrant at an exercise price of $58.70 per share. All of the outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid, nonassessable and were not issued in violation of any preemptive, first refusal, first offer rights or similar rights. Except as set forth in this Section 4.4, or capital stock or voting securities that may be issued in compliance with Section 6.1 hereof, there are no other outstanding capital stock or voting securities of, or equity interests in, the Company. As of the date hereof, the Company has not sold any shares of Company Capital Stock on a forward basis or entered into any Contracts relating to a forward equity sale transaction with respect to shares of Company Capital Stock, in each case, that have not been settled. From the Capitalization Date through the date hereof, the Company has not issued any shares of Company Capital Stock or other equity securities other than shares of Company Common Stock issued in connection with the vesting of any Company Compensatory Awards outstanding as of the Capitalization Date as described in Section 4.4(b).

(b)            No Company Capital Stock is owned or held by any Subsidiary of the Company. Schedule 4.4(b) of the Company Disclosure Letter sets forth the following information with respect to outstanding Company Compensatory Awards as of the close of business on the Capitalization Date: (i) the name (or employee identification number) of the holder thereof; (ii) the number of shares of Company Common Stock underlying the Company Options, Company RSU Awards, and Company PSU Awards (assuming that applicable performance metrics (in respect of the Company PSU Awards) are achieved at both “target” and “maximum” levels), respectively; (iii) the date of the issuance thereof; (iv) the vesting schedule for each such award; (v) the Long-Term Incentive Plan under which such Company Compensatory Award was issued; and (vi) the exercise prices for the Company Options, as applicable. All shares of Company Capital Stock to be issued pursuant to any Company Compensatory Award shall be, when issued, duly authorized, validly issued, fully paid, nonassessable and not issued in violation of any preemptive, first refusal, first offer or similar rights. Each Company Option has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock at the close of business on the date of such grant.

(c)            All of the outstanding shares of capital stock of each Subsidiary of the Company that is a corporation are duly authorized, validly issued, fully paid, nonassessable and were not issued in violation of any preemptive, first refusal, first offer rights or similar rights. All of the outstanding equity interests in each Subsidiary of the Company that is a partnership or limited liability company are duly authorized, validly issued and were not issued in violation of any preemptive, first refusal, first offer rights or similar rights. All outstanding shares of capital stock of, or equity interests in, each Subsidiary of the Company that may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable, as applicable. The Company owns, directly or indirectly, all of the issued and outstanding capital stock of, or equity interests in, each Subsidiary of the Company, free and clear of all Liens, other than Permitted Encumbrances, and free of preemptive, first refusal, first offer rights or similar rights.

(d)            As of the close of business on the Capitalization Date, there are no bonds, debentures, notes or other Indebtedness having voting rights (or convertible into securities having such rights) of the Acquired Companies (“Voting Debt”) issued and outstanding. Except for Company Compensatory Awards set forth in Schedule 4.4(b) of the Company Disclosure Letter and the Company Warrant, as of the close of business on the Capitalization Date, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which the Acquired Companies is a party or by which any of them is bound obligating any of the Acquired Companies to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of any of the Acquired Companies or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments, (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, Voting Debt or other equity interests or (iv) make any payment in respect of the value (or change in value) of any equity interests of any Acquired Company and/or a number of equity interests of any Acquired Company.

(e)            None of the Acquired Companies is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock or equity interests of any of the Acquired Companies or that restricts the transfer of any capital stock or equity interests of any of the Acquired Companies. Except as set forth at Schedule 4.4(e) of the Company Disclosure Letter, none of the Acquired Companies has granted any registration rights on any capital stock or equity interests of any of the Acquired Companies. No Company Capital Stock is owned by any Subsidiary of the Company.

(f)             The Company does not have a “poison pill” or similar stockholder rights plan.

(g)            All dividends or other distributions on the Company Common Stock and any dividends or other distributions on any securities of any Subsidiary of the Company, which have been authorized or declared prior to the date hereof, have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(h)            As of the Capitalization Date, the Company Warrant has not been amended, restated, supplemented or otherwise modified since the Issuance Date (as defined therein).

Section 4.5        SEC Documents; Financial Statements; Internal Controls; Off-Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a)            The Company has timely and publicly filed with, or furnished to, the SEC (and, to the extent required, made available in the Electronic Data Gathering, Analysis and Retrieval database) all forms, documents, statements, schedules and reports required to be filed or furnished by the Company under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”)) since January 1, 2021 (the forms, documents, statements and reports filed or furnished with the SEC on or after January 1, 2021 and those filed or furnished with the SEC since the date of this Agreement, if any, including any amendments or supplements thereto, the “Company SEC Documents”). As of their respective filing or furnishing dates and in the case of registration statements or proxy statements, as of the dates of effectiveness and the dates of mailing, respectively (or the date of their most recent amendment, supplement or modification), the Company SEC Documents (i) complied as to form in all material respects with the applicable requirements of (A) the applicable listing and corporate governance rules and regulations of the NASDAQ Stock Market and (B) the Securities Act and the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. As of the date hereof, none of the Subsidiaries of the Company is subject to the periodic reporting requirements of the Exchange Act. The Company has made available to Parent true, complete and correct copies of all material written correspondence between the SEC, on the one hand, and the Company, on the other hand, since January 1, 2021. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Documents and, to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review.

(b)            The consolidated audited and unaudited financial statements of the Company and the consolidated Subsidiaries of the Company included, or incorporated by reference, in the Company SEC Documents, including the related notes and schedules (as amended, supplemented or modified by later Company SEC Documents), (i) complied as to form, as of their respective dates, in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form under the Exchange Act), and (iii) fairly present, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material, individually or in the aggregate), the consolidated financial position of the Company and the consolidated Subsidiaries of the Company, taken as a whole, as of their respective dates and the consolidated results of operations, comprehensive income (or loss) and stockholders’ equity of the Company and the consolidated Subsidiaries of the Company for the periods presented therein.

(c)          The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to provide reasonable assurance that all material information required to be disclosed by the Company in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company has designed and maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for the Company and the consolidated Subsidiaries of the Company. Since January 1, 2020, none of the Company, the Company’s auditors, the Company Board or the audit committee of the Company Board has received any written notification of (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting of the Company or (ii) any fraud or allegations of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(d)          None of the Acquired Companies is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any securitization transaction or “off-balance sheet arrangements” (as defined in Item 303(b) of Regulation S-K of the SEC), where the result, purpose or intended effect of such transaction or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Acquired Companies in the Company’s audited financial statements or other Company SEC Documents.

(e)          Neither the Company nor any Subsidiary of the Company is required to be registered as an investment company under the Investment Company Act.

(f)           Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since January 1, 2021, none of the Acquired Companies has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(g)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Acquired Companies nor, to the Knowledge of the Company, any director, officer, or employee of the Acquired Companies, in their capacity as such, has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses relating to an act by any Governmental Authority or related to political activity, (ii) made any unlawful payment to, or offered or given anything of value to any foreign or domestic government official or employee, or to any political party or official thereof, or any candidate for foreign political office, or any other Person, or (iii) made any unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, in each case, in violation in any material respect of any applicable Anti-Corruption Law. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2020, (i) neither the Company nor any of the Acquired Companies has disclosed to any Governmental Authority that it violated or may have violated any applicable Anti-Corruption Law, and (ii) to the Knowledge of the Company, no Governmental Authority is investigating, examining or reviewing the Company’s compliance with applicable Anti-Corruption Law.

(h)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (i) the Company and the Acquired Companies and each of their respective officers and directors, in their capacity as such, and, to the Knowledge of the Company, other Persons acting on behalf of the Company, in their capacity as such have at all times since January 1, 2021 been in material compliance with applicable Anti-Money Laundering Laws and Sanctions Laws, and (ii) the Company and the Acquired Companies have implemented and maintain in effect policies and procedures reasonably designed to ensure compliance with Anti-Money Laundering Laws and Sanctions Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Acquired Companies have not received from any Governmental Authority any written notice, or inquiry regarding an actual or alleged violation of Anti-Money Laundering Law or Sanctions Laws or made any voluntary or involuntary disclosure to a Governmental Authority regarding an actual or alleged violation of Anti-Money Laundering Laws or Sanctions Laws.

Section 4.6           Absence of Certain Changes or Events. Except as set forth in Schedule 4.6 of the Company Disclosure Letter, (a) since the Balance Sheet Date through the date hereof, the Acquired Companies have conducted their respective business in all material respects in the ordinary course of business and have not taken any action that, if taken from the date hereof through Closing, would require Parent’s prior written consent pursuant to clauses (i), (ii), (xiv), (xvi), (xix) or, solely to the extent related to the foregoing clauses, clause (xxiv), in each case, of Section 6.1(b), (b) since December 31, 2021 through the date hereof, there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, and (c) except for regular quarterly cash dividends or other distributions on the Company Capital Stock, since the Balance Sheet Date through the date hereof, there has not been any declaration, setting aside for payment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Capital Stock.

Section 4.7           No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the financial statements or in the notes thereto contained in the Company SEC Documents, (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement, and (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice in all material respects since January 1, 2022, none of the Acquired Companies has any liabilities of the type required to be reflected, disclosed or reserved on a consolidated balance sheet prepared in accordance with GAAP or obligations or Indebtedness (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

Section 4.8           Permits; Compliance with Law.

(a)           Each of the Acquired Companies is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, Orders, franchises, certifications and clearances (the “Permits”) of any Governmental Authority necessary for such Acquired Company to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted, and all such Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no event has occurred with respect to any of the Permits which permits, or after notice or lapse of time or both would permit, the suspension, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such Permits. The Company has not received written notice, or to the Knowledge of the Company, other notice of any pending applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of the Acquired Companies that impairs or threatens to impair the validity of any Permit or which would reasonably be expected, if accepted or granted, to result in the suspension, revocation or termination of any Permit, except where such suspension, revocation or termination of any such Permit, individually, or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)           None of the Acquired Companies is, and for the past three years has been, in conflict with, or in default or violation of (i) any Law applicable to any of the Acquired Companies or by which any property, right or asset of any of the Acquired Companies is bound, or (ii) any Permits, except, in each case, for any such conflicts, defaults or violations that have been cured, or that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.9           Litigation. There is no Action pending or, to the Knowledge of the Company, threatened against any of the Acquired Companies that, individually or in the aggregate, would reasonably be expected to be material to the Acquired Companies, taken as a whole. None of the Acquired Companies are subject to any Order, writ, judgment, injunction, or decree that, individually or in the aggregate, would reasonably be expected to (i) prevent or materially delay the consummation of the Merger or the ability of any of the Acquired Companies to fully perform its covenants and obligations pursuant to this Agreement or (ii) be material to the Acquired Companies, taken as a whole.

Section 4.10        Properties.

(a)          Schedule 4.10(a) of the Company Disclosure Letter sets forth (i) a true, correct and complete list, in all material respects, of each of the Company Properties, and the common street address or parcel number for such real property, (ii) the Acquired Company that owns such Company Property, and (iii) all Material Company Leases affecting such Company Properties, including the identity of the landlord and tenant. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies own fee simple title to the Company Properties, free and clear of Liens, except for Permitted Encumbrances. Since January 1, 2021, none of the Acquired Companies has received any written notice of (x) any violation of the terms and provisions of any restrictive covenant, easement and or other agreement affecting any of the Company Properties, (y) any material violation of any Law affecting any portion of any of the Company Properties issued by any Governmental Authority, or (z) to the effect that there are condemnation or rezoning proceedings that are pending or, to the Knowledge of the Company, threatened with respect to any of the Company Properties except in each case, with respect to the foregoing clauses (x), (y) and (z), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a tenant, ground lessee, subtenant, licensee or acting in a similar capacity under any lease, ground lease, sublease, license or other use or occupancy agreement of any real property. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries taken as a whole, the Company has delivered to or made available to Parent, prior to the date hereof, a true, correct and complete copy of each Material Company Lease.

(b)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) as of the date hereof, each Material Company Lease is legal, valid, binding and enforceable on the Acquired Company that is a party thereto and, to the Knowledge of the Company, the tenant(s) thereunder in accordance with its terms, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) and (B) no Acquired Company nor, to the Knowledge of the Company, any other party to a Material Company Lease, is in monetary default or material non-monetary default under, any Material Company Lease (beyond any applicable notice and cure period), which default is continuing on the date of this Agreement. Except as set forth on Schedule 4.10(b) of the Company Disclosure Letter or except as has been fully resolved prior to the date hereof, as of the date of this Agreement, (1) no tenant under any Material Company Lease is currently asserting in writing a right to cancel or terminate such Material Company Lease prior to the end of the current term other than in accordance with the terms thereof, (2) no Acquired Company has received notice of any insolvency or bankruptcy proceeding (or threatened proceedings) involving any tenant under any Material Company Lease where such proceeding remains pending, and (3) there are no written forbearance arrangements or similar written agreements between the Company, or any of the Acquired Companies, on the one hand, and the applicable counterparty to any Material Company Lease, on the other hand, except, in each case, with respect to the foregoing clauses (1) through (3), as would not reasonably be expected, individually or in the aggregate, to be a Company Material Adverse Effect. Except for such discrepancies, errors or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the rent rolls for the Company Properties dated as of January 31, 2023 (together, the “Rent Rolls”), which have previously been made available to Parent, list each Company Lease. Except for the Company Leases or as set forth in Schedule 4.10(b) of the Company Disclosure Letter, and except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies taken as a whole, no Acquired Company is obligated to lease or sublease to any Person any Company Property after the date hereof pursuant to a binding written letter of intent or similar agreement.

(c)          The Acquired Companies have good and sufficient title to, or a valid and enforceable leasehold interest in, all material personal property owned, used or held for use by them at the Company Properties, except, in each case, as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Acquired Companies’ ownership of or leasehold interest in, as applicable, any such personal property is not subject to any Liens, other than Permitted Encumbrances, except as would not reasonably be expected, individually or in the aggregate to be a Company Material Adverse Effect.

(d)          Except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, (i) none of the Acquired Companies has exercised any Transfer Right with respect to any real property or Person, individually or in the aggregate, which transaction has not yet been consummated and (ii) no third party has exercised in writing any Transfer Right relating to or impacting any Company Property or any Acquired Company, which transaction has not yet been consummated. Except for loan documents with respect to Indebtedness secured by any Company Property or as otherwise set forth on Schedule 4.12(b) of the Company Disclosure Letter, (i) no agreement exists which materially restricts any Acquired Company from transferring such Company Property, and (ii) none of the Company Properties is subject to any restriction on the sale or other disposition of or on the financing or release of financing of any Company Property, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e)           Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, (i) other than any Vacant Land or any Development Property, each Company Property is supplied with utilities and other services adequate for the present operation of such Company Properties and (ii) each Company Property is assessed by local property assessors as a separate tax parcel or parcels separate and apart from all other tax parcels.

(f)           As of the date hereof, except as set forth in Schedule 4.10(f) of the Company Disclosure Letter, and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no portion of any Company Property has suffered damage by fire or other casualty loss which has not heretofore been repaired and restored to a condition reasonably sufficient for the operation thereof for its current use (except to the extent such repair or restoration is an obligation of another Person pursuant to any Company Lease).

(g)           As of the date hereof, except as set forth in Schedule 4.10(g) of the Company Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Acquired Companies has delivered or received any written notice of any outstanding claims under any Prior Sale Agreement.

(h)           Except pursuant to a Management Agreement, none of the Acquired Companies (nor any of their Affiliates) has engaged any Person (other than another Acquired Company) to develop, operate or manage any of the Company Properties pursuant to any agreement that remains in effect as of the date hereof. Except as set forth in Schedule 4.10(h) of the Company Disclosure Letter, none of the Acquired Companies (nor any of their Affiliates) provides any services to any Person (other than another Acquired Company), including to construct, develop, operate or manage any real property, pursuant to any agreement that remains in effect as of the date hereof.

(i)           Schedule 4.10(i) of the Company Disclosure Letter sets forth a true, correct and complete list of each of the Development Properties, and the common street address or parcel number for such real property, and sets forth the Acquired Company that owns such Development Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to each Development Property, all material Property Permits have been obtained by the Company and its Subsidiaries to the extent required to be obtained under applicable Law for the development, construction or operation of such Development Property. Since January 1, 2021, none of the Acquired Companies has received written notice from any Governmental Authority of any legal proceeding that is pending or threatened by any Governmental Authority that would reasonably be expected to result in the revocation or termination of any material Property Permit, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(j)           Schedule 4.10(j) of the Company Disclosure Letter sets forth a true, correct and complete list of each parcel of the Vacant Land, and the common street address or parcel number for such real property, and sets forth the Acquired Company that owns such Vacant Land.

Section 4.11       Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect: (i) the Acquired Companies and their respective properties are now and have for the past five (5) years been, in compliance with all Environmental Laws and all applicable Environmental Permits; (ii) each of the Acquired Companies is in possession of all Environmental Permits necessary for the Acquired Companies to own, lease and, to the extent applicable, operate its properties or to carry on its respective business, and all such Environmental Permits are valid and in full force and effect with all necessary applications for renewal thereof having been timely filed, and there are no known facts, events or circumstances that would reasonably be expected to result in the revocation, suspension, termination, non-issuance, non-renewal or adverse modification of any such Environmental Permits; (iii) there has been no release or disposal of, contamination by, or exposure of any person to any Hazardous Substance that has given or would reasonably be expected to give rise to any liability for any of the Acquired Companies under any Environmental Law or Environmental Permit; (iv) the Acquired Companies and their respective properties have not received any written notice, demand, letter, claim or request for information alleging any violation of, or liability under, any Environmental Law; (v) the Acquired Companies and their respective properties are not subject to any Order, writ, judgment, injunction, decree, stipulation, determination or award by any Governmental Authority pursuant or relating to any Environmental Laws, any Environmental Permit or Hazardous Substance; and (vi) except as set forth on Schedule 4.11 of the Company Disclosure Letter, there are no liabilities or obligations (and no asserted liability or obligations) of the Acquired Companies (contingent or otherwise) arising under or relating to any Environmental Law or any Hazardous Substance. To the Knowledge of the Company, the Company has provided to Parent all material environmental assessments, audits and reports, and all other material environmental, health and safety documents, in the possession or control of any Acquired Company that relate to any of the Acquired Companies or their (a) current facilities, properties, operations or businesses or (b) former facilities, properties, operations or businesses (other than any such environmental assessments, audits and reports, and all other material environmental, health and safety documents that do not contain material liabilities or obligations of any Acquired Company (contingent or otherwise) in respect of any Environmental Law or Environmental Permits).

Section 4.12       Material Contracts.

(a)         All Contracts, including amendments thereto, required to be filed with the SEC as an exhibit to any Company SEC Documents filed on or after January 1, 2021 pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed. All such filed Contracts shall be deemed to have been made available to Parent.

(b)         In addition to the Contracts described in Section 4.12(a), the Company has made available to Parent a true, correct and complete copy of each Contract (other than a Company Benefit Plan) in effect as of the date hereof to which any of the Acquired Companies is a party or by which any of its properties or assets are bound that:

(i)             is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii)            is a Company Related-Party Agreement;

(iii)           contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of the Acquired Companies in any material respect, or that otherwise restricts the lines of business conducted by the Acquired Companies or the geographic area in which the Acquired Companies may conduct business in any material respect, in each case including upon consummation of the transactions contemplated by this Agreement;

(iv)           constitutes an Indebtedness (solely with respect to clauses (i), (v), (vi) and (vii) of the definition thereof) obligation of the Acquired Companies (a) with an outstanding principal amount, together with the aggregate amount of all undrawn commitments related thereto, as of the date hereof greater than $500,000 or (b) secured by the Company Properties;

(v)            constitutes an interest rate cap, interest rate collar or other Contract relating to hedging (including interest rates, currency, commodities or derivatives);

(vi)           evidences a loan (whether secured or unsecured) made to, or a commitment to make a loan or similar extension of credit to, any other Person (other than Subsidiaries of the Company) in an amount in excess of $500,000 (excluding ordinary course extensions of trade credit (such as funding of customer non-recurring charges) or rent relief);

(vii)          requires the Acquired Companies to make any investment (in the form of a loan, capital contribution or similar transaction) in, or purchase or sell, as applicable, equity interests of any Person or assets, including through a pending purchase or sale of assets, merger, consolidation or similar business combination transaction, that (x) are for real property or (y) (together with all of the interests, assets and properties subject to such requirement in such Contract) have a fair market value or purchase price in excess of $500,000;

(viii)         sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of the Acquired Companies with a third party;

(ix)            is a Contract under which any Acquired Company grants or is granted any material rights in or to use any material Intellectual Property or material IT Assets, other than non-exclusive licenses to third parties in the ordinary course of business or non-exclusive in-licenses of commercially available software on standard terms;

(x)             contains covenants expressly limiting, in any material respect, the ability of the Acquired Companies to sell, transfer, pledge or otherwise dispose of any material assets or business of the Acquired Companies;

(xi)            relates to the settlement (or proposed settlement) of any pending or threatened Action, in writing, other than any settlement that provides solely for the payment of less than $250,000 (net of any amount covered by insurance or indemnification that is reasonably expected to be received);

(xii)          expressly obligates the Acquired Companies to conduct business with any third party on a preferred pricing or an exclusive basis or that expressly contains most favored nation or minimum spend provisions;

(xiii)         contains a put, call or similar right pursuant to which any of the Acquired Companies could be required to purchase or sell, as applicable, any equity interests of any Person or any material real property;

(xiv)         pursuant to which any Acquired Company manages, is a development, construction and/or property manager of, or the leasing agent of any real properties of a third party that is material to the Acquired Companies, taken as a whole; or

(xv)          except to the extent such Contract is described in clauses (i) through (xiv) above or is a Material Company Lease, calls for aggregate payments by, or other consideration from, any of the Acquired Companies of more than $250,000 over the remaining term of such Contract (without giving effect to automatic renewals thereunder).

(c)          Each Contract in any of the categories set forth in Section 4.12(a) and (b) to which any of the Acquired Companies is a party or by which it is bound as of the date hereof is referred to herein as a “Material Contract”.

(d)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is legal, valid, binding and enforceable on each Acquired Company that is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) and (ii) each Acquired Company has performed all obligations required to be performed by it prior to the date hereof under each Material Contract and, to the Knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under such Material Contract prior to the date hereof and (iii) as of the date hereof, there are no disputes pending or, to the Knowledge of the Company, threatened with respect to any Material Contract, and, as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to a Material Contract to terminate for default, convenience or otherwise. None of the Acquired Companies nor, to the Knowledge of the Company, any other party thereto, is in breach or violation of, or default under, any Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. None of the Acquired Companies has received notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(e)          Schedule 4.12(e) of the Company Disclosure Letter lists each management agreement pursuant to which any third party manages, manages the development of or operates any of the Company Properties on behalf of any Acquired Company, and describes the property that is subject to such management agreement, the applicable Acquired Company that is a party, the date of such management agreement and each material amendment, guaranty or other agreement binding on the applicable Acquired Company and relating thereto (collectively, the “Management Agreements”). The true and complete copies of all Management Agreements as of the date hereof have been made available to Parent. As of the date hereof, each Management Agreement is valid, binding and in full force and effect as against the applicable Acquired Company and, to the Knowledge of the Company, as against the other party thereto. None of the Acquired Companies owes any termination, cancellation or other similar fees or any liquidated damages to any third-party manager or operator, except for fees or damages that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.13        Taxes.

(a)          Each Acquired Company has timely filed with the appropriate Governmental Authority all income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Each Acquired Company has duly paid (or there has been paid on its behalf), or made adequate provisions in accordance with GAAP for, all income and other material Taxes required to be paid by them, whether or not shown on any Tax Return. To the Knowledge of the Company, no written claim has been proposed by any Governmental Authority in any jurisdiction where the Acquired Companies do not file Tax Returns that any Acquired Company is or may be subject to Tax by such jurisdiction.

(b)          The Company (i) for all taxable years beginning with the taxable year ended December 31, 2021, and through December 31, 2022, has been organized and operated in conformity with the requirements to qualify for taxation as a REIT under the Code, (ii) is organized and has operated since December 31, 2022 through the date hereof, and intends to continue to operate until the Closing, in such a manner as to enable the Company to continue to meet the requirements for qualification for taxation as a REIT through and including the Closing (determined, in the case of the taxable year that includes the Closing Date, (I) as if the Company’s taxable year ended immediately prior to the Closing, (II) the REIT income tests pursuant to Code Sections 856(c)(2) and 856(c)(3) and all other REIT qualification requirements that would otherwise be determined based on a full taxable year (other than the distribution requirement described in Section 857 of the Code) are instead determined based on such short taxable year, and the REIT asset tests pursuant to Code Section 856(c)(4) for the quarter of the Company’s taxable year that includes the Closing Date are determined as of immediately prior to the Closing, (III) without regard to Parent’s purchase of the equity interests in the Company at the Closing or any action or inaction taken by the Company, Parent or their Affiliates after the Closing, and (IV) without regard to satisfaction of the distribution requirements of Section 857), and (iii) has not taken or omitted to take any action which would reasonably be expected to result in the Company’s failure to qualify as a REIT, and no challenge to the Company’s status as a REIT is pending or, to the Knowledge of the Company, threatened. No Subsidiary of the Company is a corporation for U.S. federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary. For taxable years prior to the year in which the Closing occurs, the Company’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (x) the Company’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year, and (y) the Company’s net capital gain for such year.

(c)          (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of the Company, threatened, with regard to any material Taxes or Tax Returns of any of the Acquired Companies; (ii) no material deficiency for Taxes of any of the Acquired Companies has been claimed, proposed or assessed in writing or, to the Knowledge of the Company, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (iii) none of the Acquired Companies has, waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) none of the Acquired Companies is currently the beneficiary of any extension of time within which to file any material Tax Return, which income Tax Return has since not been filed; and (v) none of the Acquired Companies has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)          Each Subsidiary of the Company that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary (i) has such U.S. federal income tax classification as set forth on Schedule 4.13(d) of Company Disclosure Letter and (ii) has been since its formation treated for U.S. federal income tax purposes as a partnership, disregarded entity, or a Qualified REIT Subsidiary, as so set forth, and not as a corporation, an association taxable as a corporation whose separate existence is respected for U.S. federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code.

(e)          Since (and including) the taxable year ending December 31, 2021, none of the Acquired Companies has incurred, or has engaged in any transaction that could reasonably be expected to give rise to, (i) any liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 857(f), 860(c) or 4981 of the Code, (ii) any liability for Taxes under Sections 856(c)(7)(C) (for asset test violations) or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs), or (iii) any material liability for Tax other than (A) in the ordinary course of business and (B) transfer or similar Taxes arising in connection with sales of property.

(f)           The Acquired Companies have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472, 3402 and 3406 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g)          None of the Acquired Companies is a party to any Tax allocation or sharing agreement or similar arrangement, other than (i) any agreement or arrangement between any of the Acquired Companies, and (ii) customary provisions in commercial Contracts not primarily relating to Taxes.

(h)          None of the Acquired Companies (i) has been a member of an affiliated group filing a consolidated federal income Tax Return, or (ii) has any liability for the Taxes of any Person (other than any Subsidiary of the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract, or otherwise. None of the Acquired Companies has an outstanding request for, or received, a written ruling from a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and none of the Acquired Companies is subject to written ruling of a Governmental Authority with respect to any Taxes.

(i)           None of the Acquired Companies has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(j)                 None of the Acquired Companies has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended or purported to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(k)               There are no Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or, to the Knowledge of the Company, threatened to raise, a material claim against any Acquired Company for any breach of any Tax Protection Agreements. As used herein, “Tax Protection Agreements” means any written agreement to which any Acquired Company is a party pursuant to which: (i) any liability to holders of equity interests in a Company Subsidiary Partnership (as defined below) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a holder of equity interests in a Company Subsidiary Partnership, any Acquired Company has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, (D) only dispose of assets in a particular manner, (E) operate (or refrain from operating) in a particular manner, (F) use (or refrain from using) a specified method of taking into account book tax disparities under Section 704(c) of the Code with respect to one or more properties, or (G) use (or refrain from using) a particular method of allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code; (iii) equityholders of such Company Subsidiary Partnership have guaranteed, indemnified or assumed debt of such partnership; or (iv) any other agreement that would require the general partner or “partnership representative” of a partnership to consider separately the Tax liabilities of any limited partner. As used herein, “Company Subsidiary Partnership” means a Subsidiary of the Company that is taxed as a partnership for U.S. federal income tax purposes.

(l)           There are no Liens for Taxes on any assets of any Acquired Company other than Permitted Encumbrances.

(m)         None of the Acquired Companies has deferred any payroll Taxes that have not been since paid, or claimed any employee retention Tax credit, under the COVID-19 Laws.

(n)          None of the Acquired Companies has (i) agreed to make any material adjustment under Section 481(a) of the Code, (ii) any knowledge that the IRS has proposed in writing such adjustment or a change in accounting method with respect to any Acquired Company or (iii) any application pending with the IRS of any other Governmental Authority requesting permission for any change in any material accounting method.

(o)          None of the Acquired Companies (other than Taxable REIT Subsidiaries of the Company) currently has any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(p)          Since December 31, 2022, the Company has not recognized any gain on any USRPI other than as a result of the dispositions set forth in Schedule 6.1(b)(vii) of the Company Disclosure Letter. The aggregate amount of any gain that the Company recognized on any USRPI in the taxable years ending December 31, 2021, and December 31, 2022, did not exceed the amount of capital gain dividends attributable to such gain paid by the Company to its shareholders in such years.

(q)          As of the date hereof, none of the Acquired Companies has disposed of any asset during its current taxable year or the preceding taxable year the disposition of which is subject to Section 1374 of the Code or Treasury Regulation Section 1.337(d)-7 (or similar rules under applicable Laws).

Section 4.14       Intellectual Property. Except as set forth on Schedule 4.14 of the Company Disclosure Letter, none of the Acquired Companies: (a) owns any material registered trademarks, patents, copyrights or domain names, or (b) owns any material pending applications or registrations for any trademarks, patents, copyrights or domain names. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) since January 1, 2020, no Acquired Company has infringed or is alleged, in writing, to have infringed any Intellectual Property rights other than patents (and, to the Knowledge of the Company, patents) of any third party, (ii) to the Knowledge of the Company, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of any Acquired Company, (iii) all Intellectual Property owned or purported to be owned by the Acquired Companies that is used in the business of the Acquired Companies as it is currently conducted is owned by the Acquired Companies, free and clear of all Liens other than Permitted Encumbrances; (iv) since January 1, 2020, none of the Acquired Companies have received any written claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party; and (v) the items of Intellectual Property listed on Schedule 4.14 of the Company Disclosure Letter are subsisting and unexpired and, to the Knowledge of the Company, valid and enforceable.

Section 4.15       Information Privacy and Security. (a) The Acquired Companies have adopted written policies and procedures with respect to privacy, data protection, security and the collection, processing and use of Personal Information that is collected, used or processed in the course of the operations of the Acquired Companies, (b) those policies and procedures are commercially reasonable and comply with applicable Information Privacy and Security Laws and Contracts, and (c) the Acquired Companies are, and for the past three years have been, in compliance with such policies and procedures, except, for purposes of clauses (a), (b) and (c) above, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies maintain disaster recovery policies and procedures in place that are intended to minimize the disruption of their business in the event of any material failure of any of the IT Assets and are in accordance with applicable legal requirements and customer Contracts. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Acquired Companies have not experienced a (x) material data security breach of any IT Assets or Personal Information or (y) data security breach that would constitute a breach for which notification to individuals, third parties and/or any Governmental Authority is required, (ii) the Acquired Companies have taken reasonable actions and measures to protect the confidentiality, integrity and security of their material Personal Information and IT Assets, against any unauthorized use, access, interruption, modification or corruption.

Section 4.16       Insurance. Schedule 4.16 of the Company Disclosure Letter sets forth a true and complete list of all material insurance policies and all material fidelity bonds or other material insurance Contracts providing coverage for the Acquired Companies (the “Insurance Policies”), which Insurance Policies are of the type and in the amounts customarily carried by Persons conducting businesses or owning assets similar to those of the Acquired Companies and sufficient to allow each to replace any of its assets that might be damaged or destroyed, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect (i) each Insurance Policy is in full force and effect, (ii) all premiums due and payable under all Insurance Policies have been paid, and (iii) the Acquired Companies have otherwise complied in all material respects with the terms and conditions of all Insurance Policies and all claims, events and occurrences that may be covered under any Insurance Policy have been noticed pursuant to the conditions in such policy. From January 1, 2020 through the date hereof, no written notice of premature cancellation, refusal of coverage, refusal to renew, termination or cancellation or increase in premium has been received by any Acquired Company with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.17        Employee Benefit Plans.

(a)          Schedule 4.17(a) of the Company Disclosure Letter sets forth an accurate and complete list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has provided a true and complete copy of, as applicable: (i) the current plan document and all amendments thereto, and a written description of any Company Benefit Plan that is unwritten; (ii) the most recent annual report (Form 5500) and accompanying schedules; (iii) the current summary plan description and any summaries of material modifications; (iv) the most recent annual financial and actuarial reports; (v) the most recent determination or opinion letter received by any of the Acquired Companies from the IRS regarding the tax qualified status of such Company Benefit Plan; (vi) the most recent written results of all required compliance testing; and (vii) copies of any material, written correspondence with the IRS, Department of Labor or other Governmental Authority within the past 18 months. No Company Benefit Plan is maintained outside of the jurisdiction of the United States or covers, or has any liability in respect of, individuals employed outside of the United States.

(b)          None of the Acquired Companies sponsors, maintains, contributes to, participates in, or otherwise has any obligation or direct or contingent liability (including as a result of its relationship to any ERISA Affiliate) in connection with (or has, in the past six (6) years, sponsored, maintained, contributed to, participated in, or otherwise had any obligation or direct or contingent liability in connection with): (i) an “employee pension benefit plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code; (ii) any other “defined benefit” plan within the meaning of Section 414(j) of the Code or Section 3(35) of ERISA; (iii) a Multiemployer Plan; (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); or (v) a “multiple employer plan” (as defined in Section 413(c) of the Code or Section 210, 4063, 4064 or 4066 of ERISA). No Company Benefit Plan provides for material post-retirement or post-termination health, life insurance or other welfare type benefits, except pursuant to Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or other applicable legal requirements.

(c)          Each Company Benefit Plan is, and has been established, funded, administered and maintained in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws. With respect to each Company Benefit Plan that is intended to meet the requirements of a “qualified plan” under Code Section 401(a), the Company Benefit Plan has received is entitled to rely on a determination from the IRS that such Company Benefit Plan is so qualified (or if it is a prototype plan, it has a favorable opinion letter; or if it is a volume submitter, it has a favorable advisory letter), and, to the Knowledge of the Company, nothing has occurred, whether by action or failure to act, that has or would reasonably be expected to adversely affect the qualification of such Company Benefit Plan. No audits, investigations, Actions, suits, or claims (other than routine claims for benefits) are pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan, and no facts exist which could reasonably be expected to give rise to any such investigation or Action (other than routine claims for payment of benefits).

(d)          Except as set forth in Schedule 4.17(d) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event), whether contingent or otherwise, reasonably be expected to (i) result in any payment or benefit (whether of severance pay or otherwise) becoming due to any employee, independent contractor, officer or director of the Acquired Companies under any Company Benefit Plan, (ii) give rise to any payment or benefit that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” within the meaning of Section 280G of the Code, (iii) result in any increase in payments or benefits, or acceleration of the time of payment, vesting, funding or delivery of compensation or benefits due to any current or former employee, independent contractor, officer or director (or dependents of such Persons) of the Acquired Companies under any Company Benefit Plan or (iv) limit or restrict the right to amend, terminate or transfer the assets of any Company Benefit Plan on or following the Closing Date. None of the Acquired Companies are party to or have any obligation to compensate any Person in connection with the transactions contemplated by this Agreement for excise taxes payable pursuant to Section 4999 of the Code or for additional taxes payable pursuant to Section 409A of the Code (a “Gross-Up Commitment”).

(e)          All required premiums for, contributions to, and payments from, any Company Benefit Plans have been, in all material respects, timely made in accordance with the terms of the applicable Company Benefit Plan and applicable Law.

Section 4.18       Labor Matters.

(a)          None of the Acquired Companies is a party to, or otherwise bound by, any collective bargaining agreement or other similar agreement with a labor union or other collective employee representative. The employees of the Company currently are not represented by a labor union or works council and there is not, and has not been since January 1, 2020, to the Knowledge of the Company, any attempt to organize any employees of the Company to form a labor union or works council. Since January 1, 2020, there has been no material strike, slowdown, picketing, work stoppage or other labor dispute by the employees of the Company and, to the Knowledge of the Company, no such activity has been threatened in writing.

(b)          All current and former employees of the Company and any Subsidiary of the Company who have been classified as exempt under the Fair Labor Standards Act (the “FLSA”) have been properly classified and treated as such, and all current and former employees of the Company and any Subsidiary of the Company have been properly compensated for all time worked in accordance with the FLSA except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. All Persons who have provided services to the Company and any Subsidiary of the Company as independent contractors or consultants have been properly classified as independent contractors, rather than employees, for purposes of all applicable Laws and Company Benefit Plans except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c)          Since January 1, 2020, no Acquired Company has implemented any plant closing, layoff, termination or reduction in hours that (in each case) triggered notice and/or pay requirements under the Worker Adjustment and Retraining Notification Act of 1988, or any similar foreign, state, or local Law (the “WARN Act”), the obligations for which have not yet been satisfied in any material respect.

(d)          Since January 1, 2020, the Acquired Companies have been in material compliance with all applicable Laws relating to employment, the termination of employment, employment practices, compensation, benefits, hours, and terms and conditions of employment, including but not limited to any obligations pursuant to the WARN Act, labor relations and collective bargaining, the provision of meal and rest breaks, pay for all working time, leaves of absence, equal employment opportunities (including the prevention of discrimination, harassment, and retaliation), equal pay, and occupational safety and health, in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has complied in all respects with the Immigration Reform and Control Act of 1986, and all regulations promulgated thereunder (“IRCA”) and has not received any written notice of any inspection or investigation relating to its alleged noncompliance with or violation of IRCA, nor has it been warned, fined or otherwise penalized by reason of any failure to comply with IRCA in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(e)          Except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2020, there has been no Action or governmental investigation by or on behalf of any employee, prospective employee, former employee or labor union or works council, or otherwise relating to arising from any Acquired Company’s labor or employment policies or practices, pending or, to the Knowledge of the Company, threatened. No Acquired Company is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(f)           Since January 1, 2020, no officer, director or senior management-level employee of any Acquired Company has been the subject of any formal, written allegation of sexual harassment or assault, nor, to the Knowledge of the Company, has any such person engaged in or otherwise been accused of any such conduct (in each case, in their capacity as an officer, director or senior management-level employee of any Acquired Company).

Section 4.19       Related-Party Transactions. There are no Contracts, agreements, arrangements, understandings, transactions or liabilities between any of the Acquired Companies (or binding on any of their respective properties or assets), on the one hand, and (a) any current or former holder of at least 5% of all outstanding shares of Company Capital Stock, officer or director of the Acquired Companies or (b) any immediate family member or any associate (as defined in Rule 12b-2 under the Exchange Act) or controlled Affiliate of any such holder of at least 5% of all outstanding shares of Company Capital Stock, officer, or director, on the other hand (other than those exclusively among the Acquired Companies or any Company Benefit Plan) (each, a “Company Related-Party Agreement”).

Section 4.20       Brokers. No broker, investment banker or other Person (other than the Persons listed in Schedule 4.20 of the Company Disclosure Letter, each in a fee amount not to exceed the amount set forth in Schedule 4.20 of the Company Disclosure Letter, pursuant to the terms of the engagement letter between the Company and such Person, true, correct and complete copies of which have been provided to Parent prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

Section 4.21       Opinion of Financial Advisor. The Company Board has received the oral opinion of Morgan Stanley & Co. LLC, financial advisor to the Company, which was confirmed in writing as of the date of this Agreement, to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the Merger Consideration to be paid by Parent to holders of the Company Common Stock is fair, from a financial point of view, to the holders of Company Common Stock (other than the holders of Excluded Stock). The Company will deliver to Parent a true, complete and correct copy of such written opinion promptly after the date hereof solely for informational purposes.

Section 4.22       Takeover Statutes. The Company Board (or a committee thereof) has taken all action necessary to render inapplicable to the Merger (a) the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL, (b) the restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger, and (c) no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other similar antitakeover statutes or regulations enacted under state or federal Laws in the United States applicable to the Company (collectively, the “Takeover Statutes”) are applicable to the Merger and the other transactions contemplated by this Agreement. No dissenters’, appraisal or similar rights are available to the holders of Company Common Stock with respect to the Merger.

Section 4.23       Company Information. The information supplied or to be supplied by the Company for inclusion in the proxy statement relating to the Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) will not, at the time the Proxy Statement is first disseminated to the stockholders of the Company, at the time of any amendment or supplement thereof or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein. The Proxy Statement, at the time first sent or given to the stockholders of the Company, at the time of the Stockholders Meeting and at the time of any amendment or supplement thereof, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

Section 4.24       Ownership Limits. Except as set forth in Schedule 4.24 of the Company Disclosure Letter, the Company has not exempted any Person from, or increased, the “Aggregate Stock Ownership Limit” or “Common Stock Ownership Limit” (each, as defined in the Company Charter) or established or increased an “Excepted Holder Limit” (as defined in the Company Charter) under the Company Charter.

Section 4.25       No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article IV or any document, agreement, certificate or other instrument contemplated hereby, none of the Company or any other Person on behalf of a Company has made any representation or warranty, expressed or implied, with respect to the Acquired Companies, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Acquired Companies. In particular, without limiting the foregoing disclaimer, none of the Company or any other Person on behalf of a Company makes or has made any representation or warranty to any Parent Party or any of their respective Affiliates or Representatives with respect to the Acquired Companies, except for the representations and warranties made by the Company in this Article IV or any document, agreement, certificate or other instrument contemplated hereby, any oral or written information presented to the Parent Parties or any of their respective Affiliates or Representatives in the course of their due diligence of the Company, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agree that none of the Parent Parties or any other Person on behalf of a Parent Party has made or is making any representations or warranties relating to the Parent Parties whatsoever, express or implied, beyond those expressly given by the Parent Parties in Article V or any document, agreement, certificate or other instrument contemplated hereby, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Parent Party furnished or made available to the Company or its Representatives.

Article V

REPRESENTATIONS AND WARRANTIES OF THE Parent PARTIES

The Parent Parties hereby jointly and severally represent and warrant to the Company, as of the date hereof, as follows:

Section 5.1           Organization and Qualification.

(a)           Each of the Parent Parties is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdictions of its formation or organization, as the case may be, and has the requisite power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of the Parent Parties is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and it has not conducted any business prior to the date hereof and has no, and prior to the Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to or in connection with this Agreement and the transactions contemplated hereby.

(b)          All of the issued and outstanding equity interests in Merger Sub are, and, except for preferred shares that Merger Sub may issue before the Closing, at the Merger Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and it has not conducted any business prior to the date hereof and has no, and, except in connection with a preferred share offering effected before the Closing, prior to the Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to or in connection with this Agreement and the transactions contemplated hereby.

Section 5.2           Authority.

(a)           Parent has the requisite limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Parent, and no other proceedings on the part of Parent are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered on behalf of the Parent Parties, and assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of the Parent Parties, enforceable against the Parent Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)          Merger Sub has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Merger Sub, and no other proceedings on the part of Merger Sub are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Merger, to the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT.

Section 5.3           No Conflict; Required Filings and Consents. The execution and delivery of this Agreement by each of the Parent Parties do not, and the performance of this Agreement and its obligations hereunder will not, (a) conflict with or violate any provision of the governing documents of any Parent Party, or (b) conflict with or violate any Law applicable to any Parent Party. Except as may be required by the Exchange Act, the MGCL, or any applicable antitrust Laws, none of the Parent Parties is required to make any filing with or to obtain any consent from any Person at or prior to the Merger Effective Time in connection with the execution and delivery of this Agreement by the Parent Parties or the consummation by the Parent Parties of the Merger, except where the failure to make any such filing or obtain any such consent would not have a Parent Material Adverse Effect. No vote of Parent’s equity holders is necessary to adopt this Agreement or to approve any of the transactions contemplated by this Agreement.

Section 5.4           Sufficiency of Funds.

(a)           Parent has received and accepted, and has delivered to the Company true, correct and complete fully executed copies of the Equity Commitment Letters, pursuant to which the Sponsors thereof have each committed to invest, subject to the terms and conditions therein, cash in the aggregate amount set forth therein (being collectively referred to as the “Equity Financing”). Neither of the Equity Commitment Letters have been withdrawn, terminated, repudiated, rescinded, supplemented, amended or modified, no terms thereunder have been waived, and no such withdrawal, termination, repudiation, rescission, supplement, amendment, modification or waiver is contemplated by Parent or any other party.

(b)          Parent or Merger Sub has fully paid or caused to be paid any and all commitment fees or other fees required to be paid by the Equity Commitment Letters on or prior to the date hereof. Assuming the satisfaction of the conditions precedent set forth in Article VIII at the Closing, the net proceeds contemplated by the Equity Commitment Letters in the aggregate, together with the cash on hand of the Acquired Companies, will be sufficient for the Parent Parties and the Surviving Entity to pay all amounts required to be paid by the Parent Parties and the Surviving Entity in connection with the Merger and the Equity Commitment Letters (including, without limitation, payment of the Merger Consideration and repayment or refinancing of debt of any Acquired Company contemplated by this Agreement and payment of all other fees and Expenses and obligations required to be paid or satisfied by Parent or Merger Sub in connection with the Merger and the Debt Financing).

(c)               The Equity Commitment Letters are each in full force and effect. Each Equity Commitment Letter is (i) a legal, valid and binding obligation of the Parent and each of the other parties thereto, and (ii) enforceable in accordance with its respective terms against the Parent and each of the other parties thereto, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). There is no breach or default under the Equity Commitment Letters by the Sponsors, Parent and each of the other parties thereto, and no event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a breach or default) thereunder by Sponsors, Parent and each of the other parties thereto. Assuming the satisfaction of the conditions precedent set forth in Article VIII, Parent does not have any reason to believe that any of the conditions to the funding of the full amount of the Equity Financing to be funded on the Closing Date will not be satisfied on a timely basis on or prior to the Closing Date or that the full amount of the Equity Financing to be funded on the Closing Date will not be available to Parent or Merger Sub on the Closing Date. None of Parent or Merger Sub is aware of any fact, event or other occurrence that makes any of the representations or warranties of Sponsors, Parent or Merger Sub in any Equity Commitment Letter misleading or inaccurate in any material respect. Except as expressly set forth in the Equity Commitment Letters, the Equity Commitment Letters contain all of the conditions precedent and other conditions and contingencies to the obligations of the parties thereunder to make the full amount of the Equity Financing to be funded on the Closing Date available to Parent on the terms therein. There are no side letters or other agreements, arrangements or understandings (written or oral) to which Parent or any of its Affiliates is a party related (directly or indirectly) to the Equity Financing other than as expressly set forth in the Equity Commitment Letters delivered by Parent to the Company in accordance with Section 5.4(a) above.

(d)               The obligations of the Parent Parties under this Agreement are not subject to any conditions regarding Sponsors’, Parent’s, Merger Sub’s, their respective Affiliates’ or any other Person’s (including, for the avoidance of doubt, the Acquired Companies’) ability to obtain the Equity Financing.

Section 5.5               Solvency. Assuming (a) satisfaction or waiver of the conditions to Parent’s obligation to consummate the Merger, and after giving effect to the Merger, including the Equity Financing and any Debt Financing and the payment of the Merger Consideration, (b) any repayment, assumption or refinancing of debt contemplated in this Agreement, (c) the accuracy of the representations and warranties of the Company set forth in Article IV hereof, (d) payment of all amounts required to be paid in connection with the consummation of the Merger and the Equity Financing and any Debt Financing, (e) the financial projections or forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith on assumptions that were reasonable at such time, and (f) payment of all related fees and Expenses, each of Parent and the Surviving Entity will be Solvent as of the Merger Effective Time and immediately after the consummation of the Merger. For purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 5.6          Guarantees. Parent has furnished the Company with a duly executed, accurate and complete copies of the Guarantees. The Guarantees are in full force and effect. Each Guarantee is (a) a legal, valid and binding obligation of the applicable Sponsor, (b) in full force and effect, and (c) enforceable in accordance with its respective terms against such Sponsor, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). There is no breach or default under each Guarantee by the applicable Sponsor, and no event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a breach or default) thereunder by the Sponsors. As of the date hereof, Parent does not have any reason to believe that any of the conditions to providing the Guarantees will not be satisfied on a timely basis on or prior to the Closing Date or that the full amount of either Guarantee will not be available to Parent on the Closing Date. Neither Parent nor Merger Sub is aware of any fact, event or other occurrence that makes any of the representations or warranties of Parent or Merger Sub in either Guarantee misleading or inaccurate in any material respect. Each Guarantee contains all of the conditions precedent and other conditions and contingencies to the obligations of the parties thereunder to make the full amount of the Guarantee available to Parent on the terms therein. There are no side letters or other agreements, arrangements or understandings (written or oral) to which Parent or any of its Affiliates is a party related (directly or indirectly) to either Guarantee other than as expressly set forth in the Guarantees, other than any expense reimbursement or similar agreements by and among the Parent Parties or the Sponsors (or their respective Affiliates) or their respective direct or indirect equity investors that do not adversely affect the ability of the Parties to perform their obligations thereunder.

Section 5.7           Absence of Certain Agreements. As of the date hereof, none of the Parent Parties nor any of their respective Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (a) pursuant to which any stockholder of the Company (other than the Sponsors and their respective Affiliates) would be entitled to receive, in respect of Company Common Stock, consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Proposal, or (b) pursuant to which any stockholder of any Acquired Company (other than the Sponsors and their respective Affiliates) has agreed to make an investment in, or contribution to, any of the Parent Parties in connection with the transactions contemplated by this Agreement, in each case that would not terminate and be void concurrently with any termination of this Agreement. As of the date hereof, there are no agreements, arrangements or understandings (in each case, whether oral or written) between the Parent Parties, the Sponsors or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, that relate in any way to, or are in connection with, the transactions contemplated by this Agreement. None of the Parent Parties or the Sponsors (or any of their respective Affiliates) has entered into any Contract with any Person prohibiting or seeking to prohibit such Person from providing or seeking to provide debt financing to any Person in connection with a transaction involving any Acquired Company in connection with the Merger (provided that the foregoing shall not be deemed to prohibit the establishment of customary “tree” arrangements).

Section 5.8           Litigation. As of the date hereof, there is no material Action or investigation to which any of the Parent Parties is a party (either as plaintiff or defendant) pending or, to the knowledge of the Parent Parties, threatened before any Governmental Authority, and, to the knowledge of the Parent Parties, there is no basis for any such Action, suit, proceeding or investigation that is expected to have a Parent Material Adverse Effect. As of the date hereof, none of the Parent Parties has been permanently or temporarily enjoined by any Order, judgment or decree of any Governmental Authority from engaging in or continuing to conduct the business of such Parent Party that is expected by Parent to have a Parent Material Adverse Effect.

Section 5.9          Compliance. Each of the Parent Parties is in, and since its formation has been in, compliance with all Laws applicable to its businesses and operations, except where the failure to comply with such Laws has not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of the Parent Parties has had operations or businesses prior to the date hereof, and, for the avoidance of doubt, none of the Parent Parties has: (a) received any written notice from any Governmental Authority regarding any material violation by the Parent Parties of any Law; or (b) provided any written notice to any Governmental Authority regarding any material violation by any of the Parent Parties of any Law, which notice in either case remains outstanding or unresolved as of the date hereof, except for such notices that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10         Brokers. No broker, investment banker or other Person that has been retained by or is authorized to act on behalf of the Parent Parties is entitled to any broker’s, finder’s or other similar fee or commission payable by the Company or any of its Affiliates or any of their respective stockholders in connection with the Merger and the other transactions contemplated by this Agreement.

Section 5.11         [Reserved].

Section 5.12         Information Supplied. None of the information supplied or to be supplied in writing on or behalf of the Parent Parties or any of their respective subsidiaries specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time it is first mailed to the Company’s stockholders, and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.13        No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article V or any document, agreement, certificate or other instrument contemplated hereby, none of the Parent Parties or any other Person on behalf of a Parent Party has made any representation or warranty, expressed or implied, with respect to the Parent Parties or any of their respective Subsidiaries, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Parent Parties or any of their respective Subsidiaries. In particular, without limiting the foregoing disclaimer, none of the Parent Parties or any other Person on behalf of a Parent Party makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to the Parent Parties, except for the representations and warranties made by the Parent Parties in this Article V or any document, agreement, certificate or other instrument contemplated hereby, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence of the Parent Parties, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, the Parent Parties acknowledge and agree that none of the Company or any other Person on behalf of the Company has made or is making any representations or warranties relating to the Acquired Companies whatsoever, express or implied, beyond those expressly given by the Company in Article IV or any document, agreement, certificate or other instrument contemplated hereby, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Acquired Company furnished or made available to the Parent Parties or any of their respective Representatives.

Article VI

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1           Conduct of Business by the Company.

(a)            The Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (i) to the extent required by Law, (ii) as may be consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or expressly permitted by this Agreement, or (iv) as set forth in Schedule 6.1(a) of the Company Disclosure Letter, the Company shall, and shall cause each Subsidiary of the Company to use its commercially reasonable efforts to (A) conduct its business in the ordinary course and in a manner consistent with past practices, (B) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with tenants and other third parties, (C) maintain all Insurance Policies in all material respects and (D) maintain the status of the Company as a REIT; provided, that the Company or any of its Subsidiaries may, in connection with COVID-19 or any COVID-19 Measures, take such actions as are reasonably necessary (x) to protect the health and safety of the Company’s or any of its Subsidiaries’ employees and other individuals having business dealings with the Company or any of its Subsidiaries or (y) to respond to third-party supply or service disruptions caused by COVID-19 or any COVID-19 Measures; provided, further, that the Company shall, to the extent reasonably practicable, consult in good faith with Parent before taking (or omitting) any such action in connection with COVID-19 or any COVID-19 Measures.

(b)               Without limiting the foregoing, the Company covenants and agrees that, during the Interim Period, except (i) to the extent required by Law, (ii) as may be consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or expressly permitted by this Agreement, or (iv) as set forth in Schedule 6.1(b) of the Company Disclosure Letter, the Company shall not, and shall not cause or permit any other Subsidiary of the Company to, do any of the following:

(i)               amend, modify or waive the Company Governing Documents or any similar organizational documents of any Subsidiaries of the Company, whether by merger, consolidation or otherwise, in each case in a manner adverse to the Acquired Companies;

(ii)              adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of any Acquired Company (other than any Wholly Owned Company Subsidiary);

(iii)            declare, set aside, establish a record date for or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to Company Capital Stock or other equity securities or ownership interests in any Acquired Company or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by the Company of quarterly dividends as set forth on Schedule 6.1(b)(iii) of the Company Disclosure Letter, (B) the declaration and payment of dividends or other distributions to the Company by any Wholly Owned Company Subsidiary, and (C) distributions resulting from the vesting or settlement of Company Compensatory Awards, including in connection with any dividend equivalents associated with such Company Compensatory Awards; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b), the Company and any Subsidiary of the Company shall be permitted to make distributions not otherwise permitted by this Section 6.1(b)(iii) in accordance with Section 7.17;

(iv)             redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Company Capital Stock or equity interests of a Subsidiary of the Company, other than in connection with (A) the forfeiture of a Company Compensatory Award or the Company Warrant, or (B) the satisfaction of exercise price and/or Tax withholding obligations in connection with the vesting, exercise and/or settlement of any Company Compensatory Award;

(v)              except for (A) transactions among the Company and one or more Wholly Owned Company Subsidiaries or among one or more Wholly Owned Company Subsidiaries, (B) shares of Company Common Stock issuable with respect to the exercise, vesting or settlement of Company Compensatory Awards outstanding as of the date hereof, or (C) shares of Company Common Stock issuable with respect to the Company Warrant, issue, sell, pledge, dispose, encumber or grant or agree or commit to the foregoing with respect to any shares of Company Capital Stock, any equity interests in the Subsidiaries of the Company or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Company Capital Stock or any equity interests in the Subsidiaries of the Company or enter into any agreement, arrangement or understanding with respect to the sale, registration or voting of the Company Capital Stock or equity interests in the Subsidiaries of the Company (including forward equity sales);

(vi)             acquire or agree to acquire (by merger, consolidation, acquisition or stock or assets or otherwise) any business, Person or material assets (including any direct or indirect interest in real property), except (A) acquisitions by the Company or any Wholly Owned Company Subsidiary of or from an existing Wholly Owned Company Subsidiary and (B) acquisitions described in Schedule 6.1(b)(vi) of the Company Disclosure Letter;

(vii)          except as described in Schedule 6.1(b)(vii) of the Company Disclosure Letter or as permitted by clauses (viii) or (ix) below, sell, mortgage, pledge, lease, license, assign, transfer, dispose of or permit any Lien on, or effect a deed in lieu of foreclosure with respect to any real property or real property interests, or any other material property or material assets, except for Permitted Encumbrances or (i) granting non-exclusive licenses and (ii) allowing immaterial applications for Intellectual Property and immaterial registered domain names to cancel, lapse or expire in the reasonable business judgment of the Company in the ordinary course of business; provided, that any sale, mortgage, pledge, lease, assignment, transfer, termination, disposition or deed in connection with (x) the satisfaction of any margin call or (y) the posting of collateral, in each case of clauses (x) and (y), in connection with any contractual obligation or under any Contract to which the Company or any Subsidiary of the Company is a party shall be considered to be done in the ordinary course of business;

(viii)        incur, issue, create, assume, guarantee or replace any Indebtedness, or any commitments for any Indebtedness, except as set forth on Schedule 6.1(b)(viii);

(ix)             prepay, refinance, modify or amend the terms of any Indebtedness, except for (A) intercompany Indebtedness among the Company and/or any Wholly Owned Company Subsidiaries, (B) repayments under the Company’s Debt Facilities in the ordinary course of business (specifically excluding the loans secured, directly or indirectly, by any Company Properties), (C) mandatory payments under the terms of any Indebtedness in accordance with its terms and (D) such Indebtedness as set forth on Schedule 6.1(b)(ix) of the Company Disclosure Letter;

(x)               make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, other than by the Company or a Wholly Owned Company Subsidiary (A) to the Company or a Wholly Owned Company Subsidiary, or (B) in accordance with existing obligations for advancement of expenses under existing indemnification obligations set forth on Schedule 6.1(b)(x) of the Company Disclosure Letter or the Company Governing Documents and its Subsidiaries;

(xi)             other than in the ordinary course of business (but in any event not if the result would (or could reasonably be expected to) materially adversely impact the likelihood of any disposition of real property qualifying as a 1031 Exchange), enter into, renew, modify, amend, sell, transfer, dispose of, pledge or encumber (except in connection with the incurrence of any Indebtedness permitted to be incurred by the Company under this Agreement), or terminate, waive, release, compromise or assign any rights or claims under, any Material Contract or Material Company Lease (or any Contract that, if existing as of the date hereof, would be a Material Contract or Material Company Lease), other than (A) any termination or renewal in accordance with the terms of any existing Material Contract or Material Company Lease that occurs automatically without any action (other than notice of renewal) by any Acquired Company, or (B) as may be reasonably necessary to comply with the terms of this Agreement (provided, that, in no event shall the Company or any of its Subsidiaries enter into any Contract (or amend or modify any existing Contract) that would be a Material Contract pursuant to clause (iii) or (xi) of the definition thereof, constitutes a Company Related-Party Agreement, or that includes a “change of control” or similar provision would be breached by the consummation of the Merger, except as permitted under Section 6.1(b)(xiii));

(xii)          waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $250,000 individually or $500,000 in the aggregate, or (B) relate to any Action involving any present, former or purported holder or group of holders of Company Common Stock and the Company has complied with Section 7.7(b) (excluding, in each case, any such matter related to Taxes, which, for the avoidance of doubt, shall be covered by Section 6.1(b)(xvi));

(xiii)        except as set forth in Schedule 6.1(b)(xiii) of the Company Disclosure Letter or as required by any Company Benefit Plan, (A) hire or engage any new employee or individual independent contractor or terminate the employment or engagement of any employee or individual independent contractor (other than for cause or disability), in each case, who receives, or will receive, annual base compensation in excess of $175,000, (B) increase in any manner the amount, rate or terms of compensation or benefits of any of the current or former directors, officers, employees or consultants of any Acquired Company, other than increases in the ordinary course of business consistent with past practices to any such individuals who are not directors or officers of the Acquired Companies and who do not have annual base compensation in excess of $175,000; provided, that such base cash compensation increases may not exceed 5% individually or 5% in the aggregate, (C) grant any equity or equity-based or long-term cash awards to any current or former directors, officers, employees or consultants of the Acquired Companies, (D) grant any new or additional entitlement to severance or termination pay or any payments or benefits triggered by a change in control or by the transactions contemplated hereby to any current or former directors, officers, employees or consultants of the Acquired Companies, (E) establish, enter into, adopt, commit to enter into, amend or terminate any Employee Benefit Plan or other compensation or employee benefits plan, policy, program, agreement, trust, fund or other arrangement that would be an Employee Benefit Plan if in effect as of the date of this Agreement, (F) take any action to accelerate the vesting or payment of, or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plan, or (G) grant any of the current or former directors, officers, employees or consultants of an Acquired Company any right to reimbursement, indemnification or payment for any Taxes, including any Gross-Up Commitment;

(xiv)         make any material change to its methods of accounting, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices, in each case, except for such changes that are required by GAAP, the SEC or applicable Law;

(xv)           enter into any new line of business;

(xvi)         enter into or modify in a manner adverse to any Acquired Company, or take (or fail to take) any action that would violate, be inconsistent with, or give rise to liability with respect to, any Tax Protection Agreement, make, change or rescind any entity classification or other material election relating to Taxes, change a material method of Tax accounting, change any Tax accounting period, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund or give or request any waiver or extension of a statute of limitation with respect to any material Tax Return except, in each case, (A) to the extent required by Law, or (B) to the extent the Company reasonably determines in good faith, and after consultation with Parent, that such action is reasonably necessary (x) to preserve the Company’s qualification as a REIT under the Code, or (y) to qualify or preserve the status of any Subsidiary of the Company as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, and reasonably cooperates with Parent to mitigate any adverse effect on Parent or its Affiliates or stockholders of the taking of such action;

(xvii)      take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause the Company to fail to qualify as a REIT;

(xviii)    make or commit to make any capital expenditures in excess of $250,000 in the aggregate, other than (A) as set forth on Schedule 6.1(b)(xviii) of the Company Disclosure Letter, (B) emergency capital expenditures that the Company determines is necessary in its reasonable judgment to maintain its ability to operate its businesses in the ordinary course, (C) capital expenditures in the ordinary course of business to address obligations under existing Contracts (D) for emergency repairs required by Law or (E) capital expenditures required to complete Company Property maintenance in the ordinary course of business;

(xix)         adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, recapitalization, restructuring, or reorganization or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization, restructuring or reorganization;

(xx)           recognize any labor union, works council or other employee representative group as the representative of any of the employees of any Acquired Company, or negotiate, enter into or become a party to any collective bargaining agreement or other similar labor Contract, in each case, except as required by applicable Law;

(xxi)         materially modify or reduce the amount of any insurance coverage provided by the Insurance Policies, except in the ordinary course of business;

(xxii)      except as set forth in Schedule 6.1(b)(xxii) of the Company Disclosure Letter, apply for or receive any relief under the COVID-19 Laws;

(xxiii)    adopt or implement any “poison pill,” stockholder rights agreement or plan or similar anti-takeover agreement or plan, in each case, applicable to the Merger or any other transactions with respect to Parent or its Affiliates and/or Parent’s rights under Section 7.3; or

(xxiv)     authorize or enter into any Contract or commit to do any of the foregoing.

(c)               Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that in the reasonable good faith judgment of the Company Board (or any committee thereof), upon advice of counsel to the Company, is reasonably necessary (i) after consultation with Parent, for the Company to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time, or (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that any of the Acquired Companies be registered as an investment company under the Investment Company Act, including in the case of clause (i) only, making dividend or any other actual, constructive or deemed distribution payments to stockholders of the Company in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii) or Section 7.17; provided, that in the case of any action taken under this Section 6.1(c) that would otherwise constitute a breach of this Agreement, the Company shall reasonably cooperate with Parent to mitigate any adverse effect on Parent and its Affiliates or stockholders of the taking of any action under this Section 6.1(c).

Section 6.2           No Control of Other Parties’ Business. Notwithstanding the foregoing, nothing contained in this Agreement shall give directly or indirectly, the right to control or direct any of the Acquired Companies’ operations prior to the Merger Effective Time. Prior to the Merger Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Acquired Companies’ respective operations.

Article VII

ADDITIONAL COVENANTS

Section 7.1           Preparation of the Proxy Statement; Stockholder Approval.

(a)           As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and, after approval by Parent (which shall not be unreasonably withheld, delayed or conditioned) cause to be filed with the SEC the Proxy Statement in preliminary form with respect to the Stockholders Meeting. The Company shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments, written or oral, from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide Parent and Merger Sub with copies of (i) all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and (ii) all written comments with respect to the Proxy Statement received from the SEC. The Company shall respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement; provided, that, prior to responding to any comments of the SEC, the Company shall provide Parent with a reasonable opportunity to consult and review such response and the Company shall consider in good faith any comments on such response reasonably proposed by Parent. Each of Parent and Merger Sub shall reasonably cooperate, and shall cause their controlled Affiliates to reasonably cooperate, with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing to the Company in writing upon request any and all information relating to Parent, Merger Sub and their respective Affiliates as may be required, or otherwise reasonably requested by the Company, to be set forth in the Proxy Statement under applicable Law. The Proxy Statement shall contain the Board Recommendation, except to the extent that the Company Board (or any committee thereof) shall have effected an Adverse Recommendation Change, as permitted by and determined in accordance with Section 7.3.

(b)               If, at any time prior to the receipt of the Stockholder Approval, any information relating to the Company or Parent, as the case may be, or any of their respective subsidiaries or Affiliates, should be discovered by the Company or Parent Parties which, in the reasonable judgment of the Company or such Parent Party, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and the Company and Parent shall reasonably cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company; provided, however, that, to the extent reasonably practicable, no amended or supplemental materials will be filed with the SEC or mailed by the Company without affording Parent a reasonable opportunity in advance for consultation and review, and the Company shall consider in good faith any comments on such materials reasonably proposed by Parent. For purposes of Section 4.23, Section 5.12 and this Section 7.1, any information concerning or related to the Company, its Affiliates or the Stockholders Meeting will be deemed to have been provided by the Company and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent.

(c)               As promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Stockholders Meeting for the purpose of obtaining the Stockholder Approval (and other matters that shall be submitted to the holders of Company Common Stock at such meeting); provided, that such record date shall not be more than 90 days prior to the date of the Stockholders Meeting. The Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to the Company’s stockholders entitled to vote at the Stockholders Meeting and to hold the Stockholders Meeting as soon as reasonably practicable following the date of this Agreement and, in any event, as soon as reasonably practicable following the clearance thereof by the SEC (or receipt of notice that the SEC is not reviewing the preliminary Proxy Statement). The Company shall, through the Company Board, recommend to its stockholders that they give the Stockholder Approval, include the Board Recommendation in the Proxy Statement the Company shall use its reasonable best efforts to solicit the Stockholder Approval (including by soliciting proxies from the holders of the Company Common Stock and taking all other action necessary or advisable to secure the Stockholder Approval), except, in each case, to the extent that the Company Board shall have made an Adverse Recommendation Change (as hereinafter defined) as permitted by and determined in accordance with Section 7.3(e); provided, however, that the Company’s obligation to duly call, give notice of, convene and hold the Stockholders Meeting shall be unconditional unless this Agreement is terminated in accordance with its terms and shall not otherwise be affected by any Adverse Recommendation Change. Notwithstanding the foregoing provisions of this Section 7.1(c), the Company may, after consultation with Parent, postpone, recess or adjourn such meeting (i) to the extent required by Law, (ii) to allow reasonable additional time to solicit additional proxies to the extent necessary in order to obtain the Stockholder Approval, (iii) if as of the time for which the Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Stockholders Meeting or (iv) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Stockholders Meeting; provided, however, that, without the prior written consent of Parent, the Stockholders Meeting shall not be postponed, recessed or adjourned to a date that is (i) more than 30 days after the date for which the Stockholders Meeting was originally scheduled (excluding any adjournments, recesses or postponements required by applicable Law) or (ii) more than 120 days from the record date for the Stockholders Meeting; provided, further, that, except as required under applicable Law, the Stockholders Meeting may not be postponed, recessed or adjourned on the date the Stockholders Meeting is scheduled if the Company shall have received proxies in respect of an aggregate number of shares of Company Common Stock, which have not been withdrawn, such that Stockholder Approval would be obtained at such meeting. The Company shall cooperate with and keep Parent reasonably informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to the Company’s stockholders. Notwithstanding anything herein to the contrary, without the prior written consent of Parent, (x) the approval of the Merger shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company stockholders in connection with this Agreement or the approval of the Merger) that the Company shall propose to be acted on by the stockholders of the Company at the Stockholders Meeting and (y) the Company shall not submit to the vote of its stockholders any Competing Proposal.

Section 7.2           Access to Information; Confidentiality. During the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement and the Merger Effective Time, the Company shall (and shall cause its Subsidiaries and direct its Representatives to) afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to (i) the properties, books and records and personnel of the Company and its Subsidiaries and (ii) a copy of each report, schedule, registration statement and other document filed by the Company during such period pursuant to the requirements of federal or state securities Laws; provided, however, that (a) the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law (including any COVID-19 Measures) requires the Acquired Companies to restrict or otherwise prohibit access to such documents or information, (ii) granting such access would violate any obligations of any Acquired Company with respect to confidentiality to any third party or otherwise breach, contravene or violate, constitute a default under, or give a third party the right to terminate or accelerate an obligation under, any existing Contract or any Contract entered into after the date hereof in accordance with this Agreement to which such Acquired Company is a party, (iii) access to such documents or information would reasonably be expected to result in a waiver of any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information or (iv) such documents or information relate to the evaluation or negotiation of this Agreement, the transactions contemplated hereby or, subject to Section 7.3, a Competing Proposal or Superior Proposal (each as defined herein), and (b) in each case, such access may be limited to the extent the Company reasonably determines, in light of COVID-19 or any COVID-19 Measures, that such access would jeopardize the health and safety of any employee of the Company or its Subsidiaries. In the event that the Company does not provide access or information in reliance on (x) clauses (a)(i), (a)(ii), or (a)(iii) of the preceding sentence, it shall use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate any applicable Law, Contract or obligation or waive such privilege, and (y) clause (b) of the preceding sentence, it shall use its reasonable best efforts to communicate the applicable information to Parent in a way that the Company reasonably determines would not jeopardize the health and safety of any employee of the Company or its Subsidiaries. Any investigation conducted pursuant to the access contemplated by this Section 7.2 shall be (1) conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries, and (2) subject to the Company’s reasonable security measures and insurance requirements. No investigation under this Section 7.2 or otherwise shall affect any of the representations and warranties of the Parties contained in this Agreement or modify any condition to the obligations of the Parties under this Agreement and shall not limit or otherwise affect the rights or remedies of the Parties as set forth herein. The terms and conditions of the Confidentiality Agreements shall apply to any information made available or provided to Parent or its Representatives in connection with the Merger and the other transactions contemplated by this Agreement, including any investigation conducted pursuant to the access contemplated by this Section 7.2, and the Confidentiality Agreements shall remain in force and effect pursuant to the terms thereof, notwithstanding the execution and delivery of this Agreement or termination thereof. Notwithstanding anything to the contrary in this Agreement, the Company hereby provides consent to permit the Sponsors and Parent Parties to disclose any such information, including copies of this Agreement and the Ancillary Documents and the terms hereof and thereof, to their respective Debt Financing sources and other equity financing sources, all of which information provided to such Debt Financing sources and other equity financing sources, for the avoidance of doubt, shall constitute “Confidential Material” (as defined in the GIC Confidentiality Agreement) and “Confidential Material” (as defined in the Centerbridge Confidentiality Agreement); provided, that, such Debt Financing sources and other equity financing sources agree in writing to be bound by the confidentiality and use restrictions set forth in the Confidentiality Agreements and shall be deemed a Representative of each Sponsor pursuant thereto. Nothing in this Section 7.2 or elsewhere in this Agreement shall be construed to require any Acquired Company or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals or opinions.

Section 7.3            No Solicitation of Transactions; Change in Recommendation.

(a)            No Solicitation. Except as expressly permitted by this Section 7.3, during the Interim Period, the Company shall, and shall cause each of its Subsidiaries and its and their officers and directors to and, for the avoidance of doubt, the Company shall be responsible for any breach or noncompliance by any officers or directors, and shall direct its Representatives to, (i) immediately cease any activities, solicitation, discussions or negotiations with any Persons with respect to any Competing Proposal or any Inquiry and promptly terminate all physical and electronic dataroom access granted to any such Person or its Representatives and, to the extent not previously requested, promptly request the return or destruction by such Person that has executed a confidentiality agreement at any time within twelve (12) months immediately preceding the date hereof in connection with any Inquiry, Competing Proposal or its consideration of any Competing Proposal and its Representatives of all non-public information concerning the Acquired Companies and (ii) not, directly or indirectly, (A) solicit, initiate, provide any non-public information in response to, or knowingly facilitate any Inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Competing Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person information in connection with or for the purpose of facilitating, a Competing Proposal or Inquiry or (C) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle or other Contract (other than an Acceptable Confidentiality Agreement) with respect to a Competing Proposal or that would reasonably be expected to lead to a Competing Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement (any such Contract, an “Alternative Acquisition Agreement”) or (D) resolve, propose or agree to do any of the foregoing.

(b)               Superior Proposals and Other Exceptions. Notwithstanding anything to the contrary contained in this Section 7.3, at any time on or after the date of this Agreement and prior to obtaining the Stockholder Approval, the Company may, directly or indirectly through one or more of its Representatives, (i) participate or engage in discussions or negotiations with, enter into an Acceptable Confidentiality Agreement with, furnish information (including non-public information) relating to any of the Acquired Companies to, or (ii) afford access to the business, properties, assets, books, records or other non-public information, or to any personnel of any of the Acquired Companies, in each case, pursuant to an Acceptable Confidentiality Agreement to, any Person or group of Persons that has made, renewed or delivered to the Company a bona fide written Competing Proposal after the date of this Agreement and prior to obtaining the Stockholder Approval (that did not result from a breach of this Section 7.3 in any material respect) or to such Person’s Representatives (including potential financing sources of such Person); provided, in each case, that the Company Board (or, if appropriate, any committee thereof) determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal; provided, further, that, the Company shall promptly (and in any event within thirty-six (36) hours) notify Parent in writing if the Company enters into an Acceptable Confidentiality Agreement and subject to applicable Law, any non-public information concerning any of the Acquired Companies that is provided to such Person or its Representatives pursuant to this Section 7.3(b) that was not previously provided to Parent or its Representatives shall be provided or made available to Parent promptly (and, in any event, within twenty-four (24) hours) following such time as it is provided or made available to such third party. In addition, notwithstanding Section 7.3(a), the Acquired Companies and their Representatives may (A) contact and engage in any communications with the Person who has made an Inquiry or Competing Proposal solely in order to seek to clarify and understand the terms and conditions of such Inquiry or Competing Proposal solely to determine whether such Inquiry or Competing Proposal constitutes or is reasonably likely to lead to a Superior Proposal (but, for the avoidance of doubt, shall not engage in any negotiations or other discussions), and (B) inform in writing a Person that has made or is considering making an Inquiry or Competing Proposal of the provisions of this Section 7.3.

(c)            Notices. The Company shall promptly (and in any event within thirty-six (36) hours) after receipt of any Competing Proposal or Inquiry, (i) advise Parent in writing (which may be by e-mail) of the receipt of such Competing Proposal, Inquiry or request for confidential information, the identity of the Person or group of Persons making such Competing Proposal or Inquiry and the material terms and conditions thereof (to the extent known), and provide to Parent copies of any such Competing Proposal or Inquiry made in writing (including drafts of proposed agreements (the disclosure schedules of which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person making such Competing Proposal or Inquiry, other than with respect to the solvency or creditworthiness of such Person or the economic or other material terms of such Competing Proposal or Inquiry)) (if any) comprising part of such Competing Proposal or Inquiry, and (ii) keep Parent reasonably informed on a reasonably prompt basis of all material developments, discussions or negotiations regarding any Competing Proposal or Inquiry and the status of such Competing Proposal or Inquiry, including notifying Parent of any change to the financial or other material terms and conditions of any Competing Proposal or Inquiry and providing Parent copies of any such Competing Proposal or Inquiry made in writing (including drafts of proposed agreements (the disclosure schedules of which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person making such Competing Proposal or Inquiry, other than with respect to the solvency or creditworthiness of such Person or the economic or other material terms of such Competing Proposal or Inquiry)). The Company agrees that none of the Acquired Companies will enter into any confidentiality or other written or binding oral agreement with any Person subsequent to the date hereof which prohibits any Acquired Company from providing any information required to be provided to Parent in accordance with Section 7.3(b) and this Section 7.3(c) within the time periods contemplated hereby. For the avoidance of doubt, all information provided to Parent pursuant to this Section 7.3(c) will be subject to the terms of the Confidentiality Agreements.

(d)             No Change in Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as expressly permitted by Section 7.3(e), Section 7.3(f), and Section 7.3(g) neither the Company Board nor any committee thereof shall:

(i)                 (A) fail to recommend to its stockholders that the Stockholder Approval be given or fail to include the Board Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, the Board Recommendation, (C) (x) subject to Section 7.3(g), take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation against) or (y) fail to recommend against any Competing Proposal that is a tender offer or exchange offer within ten (10) Business Days after the commencement thereof (it being understood that a communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act shall not, in and of itself, be deemed an Adverse Recommendation Change), or (D) adopt, approve or recommend, or publicly propose or agree to adopt, approve or recommend to the stockholders of the Company a Competing Proposal (actions described in this clause (i) being referred to as an “Adverse Recommendation Change”); or

(ii)              authorize, cause or permit any Acquired Company to enter into any Alternative Acquisition Agreement.

(e)               Adverse Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary in this Agreement, at any time prior to the time the Stockholder Approval is obtained, if the Company has received a bona fide written Competing Proposal that did not result from a breach of this Section 7.3 in any material respect and that the Company Board (or, if appropriate, any committee thereof) has determined in good faith (after consultation with the Company’s financial advisors and outside legal counsel) constitutes a Superior Proposal, then the Company Board (or, if appropriate, any committee thereof) may make an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(c)(ii) (Superior Proposal) to promptly enter into an Alternative Acquisition Agreement providing for the implementation of such Competing Proposal; provided, however, that the Company Board (or any committee thereof) shall not take any action described in this Section 7.3(e) unless:

(i)                 the Company Board determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that failure to take such action would be inconsistent with the standard of conduct owed by the directors of the Company Board under Maryland Law; and

(ii)              prior to making an Adverse Recommendation Change or terminating this Agreement, (A) the Company has given Parent at least five (5) Business Days prior written notice of its intention to take such actions (which notice shall include the information with respect to such Superior Proposal that is specified in Section 7.3(c) as well as a copy of any proposal, offer, agreement and all material documentation providing for such Superior Proposal), (B) the Company has negotiated, and has caused its Representatives to negotiate, with Parent and its Representatives in good faith during the five (5) Business Day period following Parent’s receipt of such notice and ending at 11:59 p.m. (New York City time) on such fifth (5th) Business Day (the “Match Period”) (to the extent Parent desires to so negotiate) to enable Parent to propose in writing revisions to the terms and conditions of this Agreement so that the Company Board (or any committee thereof) would no longer determine that the failure to make an Adverse Recommendation Change and/or enter into an Alternative Acquisition Agreement in response to such Superior Proposal would be inconsistent with the standard of conduct owed by the directors of the Company Board under Maryland Law and (C) at the end of the Match Period, the Company Board (or any committee thereof) shall have considered any revisions to the terms and conditions of this Agreement proposed in writing by Parent and shall have determined in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that the Competing Proposal would nevertheless continue to constitute a Superior Proposal and that the failure to make an Adverse Recommendation Change and/or enter into an Alternative Acquisition Agreement in response to such Superior Proposal would continue to be inconsistent with the standard of conduct owed by the directors of the Company Board under Maryland Law, in each case, if the revisions proposed by Parent were given effect; provided, that, in the event of any subsequent change to the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, be required to deliver to Parent an additional written notice consistent with that described in subclause (A) above and the Match Period shall recommence and the Company shall be required to comply with subclauses (B) and (C) above anew; provided, however, that the Match Period shall be reduced to four (4) Business Days.

(f)              Intervening Event. Notwithstanding anything to the contrary in this Agreement, other than in connection with a Superior Proposal, at any time prior to receipt of the Stockholder Approval, the Company Board (or, if appropriate, any committee thereof) may effect an Adverse Recommendation Change in response to an Intervening Event if the Company Board (or, if appropriate, any committee thereof) determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel), that the failure to do so would be inconsistent with the standard of conduct owed by the directors of the Company Board under Maryland Law; provided, however, that the Company Board (or any committee thereof) shall not make such an Adverse Recommendation Change unless:

(i)                 the Company has given Parent five (5) Business Days prior written notice of its intention to take such actions to the effect that the Company Board has (A) so determined and (B) resolved to effect an Adverse Recommendation Change pursuant to this Section 7.3(f)(i) (and provides Parent a copy of such resolutions), which notice will specify and describe the facts and circumstances relating to the applicable Intervening Event in reasonable detail and the factual bases for the Company Board’s determination that such events or circumstances constitute an Intervening Event; and

(ii)              prior to effecting such an Adverse Recommendation Change, the Company and its Representatives, during the five (5) Business Day period following Parent’s receipt of such notice and ending at 11:59 p.m. (New York City time) on such fifth (5th) Business Day (the “Notice of Intervening Event Period”), must have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to allow Parent to propose such adjustments to the terms and conditions of this Agreement so that the Company Board (or any committee thereof) would no longer determine that the failure to make an Adverse Recommendation Change would be inconsistent with the standard of conduct owed by the directors of the Company Board under Maryland Law, and following such Notice of Intervening Event Period, the Company Board (or any committee thereof) shall have determined (after consultation with the Company’s financial advisor and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement) in good faith that the failure to make an Adverse Recommendation Change in response to such Intervening Event would continue to be inconsistent with the standard of conduct owed by the directors of the Company Board under Maryland Law if the revisions proposed by Parent were given effect.

(g)            Certain Disclosures. Nothing in this Section 7.3 or elsewhere in this Agreement shall prohibit the Company, the Company Board or their Representatives from: (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act, making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or making any “stop, look and listen” communication to the stockholders of the Company pending disclosure of its position thereunder; provided, that any such disclosure does not contain an express Adverse Recommendation Change; or (ii) disclosing to the Company’s stockholders any factual information regarding the business, financial condition or results of operations of the Acquired Companies, in each case, that the Company Board (or, if appropriate, any committee thereof) determines in good faith (after consultation with its outside legal counsel) that such disclosure is required under applicable Law (it being understood that disclosure under this clause (ii) shall not limit or otherwise affect the obligations of the Company or the Company Board (or any committee thereof) under this Agreement and no such disclosure shall, taken by itself, be deemed to be an Adverse Recommendation Change); provided, however, that the Company Board (or any committee thereof) shall not make an Adverse Recommendation Change, except in accordance with Section 7.3(e) or Section 7.3(f).

(h)             Standstills and Ownership Limits. The Company shall not, and shall cause its Subsidiaries not to, release any Person from, or waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality provision with respect to a Competing Proposal or Inquiry to which the Company or any of its Subsidiaries is a party; provided, that, notwithstanding anything herein to the contrary, if the Company Board determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that the failure to take such action would be inconsistent with the standard of conduct owed by the directors of the Company Board under Maryland Law, the Company may grant a waiver of any standstill provision solely to the extent necessary to permit any Person to make a non-public Competing Proposal to the Company Board and, to the extent permitted by the other subsections of this Section 7.3, thereafter negotiate and enter into any transaction in connection therewith. The Company and the Company Board (or any committee thereof) shall not take any action to exempt any Person (other than Parent or its Affiliates) from or render inapplicable any Takeover Statute unless such actions are taken concurrently with the termination of this Agreement in accordance with Section 9.1(c)(ii).

(i)              Definitions. For purposes of this Agreement:

(i)                 “Competing Proposal” means, any proposal, inquiry or offer from any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) (other than from Parent and its Affiliates), whether in one transaction or a series of related transactions, involving the Company or its Subsidiaries which would result (if consummated) in any of the following: (a) any issuance, sale or disposition to or acquisition by (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture, recapitalization, reorganization, business combination or otherwise) any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of beneficial ownership, or the right to acquire beneficial ownership, of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing more than twenty percent (20%) of the voting power of the Company or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning more than twenty percent (20%) of the outstanding voting securities of the Company; (b) any merger, consolidation, business combination, recapitalization, reorganization, share exchange, liquidation or other similar transaction involving the Company or its Subsidiaries pursuant to which any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) would hold, directly or indirectly, equity interests or securities in the surviving or resulting entity of such transaction representing more than twenty percent (20%) of the voting power of the surviving or resulting entity; (c) any sale or disposition (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture, recapitalization, reorganization, business combination or otherwise) of more than twenty percent (20%) of the assets of the Company or its Subsidiaries on a consolidated basis (determined on a book-value basis) or one or more Subsidiaries representing twenty percent (20%) or more of the assets of the Company and its Subsidiaries on a consolidated basis (determined on a book-value basis); or (d) any combination of the foregoing transactions; provided, however, that the term “Competing Proposal” shall not include (1) the Merger or any of the other transactions contemplated by this Agreement or (2) any merger, consolidation, business combination, reorganization, recapitalization, liquidation or similar transaction solely among the Company and one or more of the Wholly Owned Company Subsidiaries or solely among the Wholly Owned Company Subsidiaries.

(ii)              “Superior Proposal” means a written Competing Proposal (except for purposes of this definition, the references in the definition of “Competing Proposal” to 20% shall be replaced with 50%), which the Company Board (or, if appropriate, any committee thereof) determines in good faith (after consultation with its outside legal counsel and financial advisors and after taking into consideration all of the terms and conditions of the Competing Proposal and this Agreement (as it may be proposed to be amended by Parent), including all legal, financial, financing, regulatory approvals, conditionality, identity of the third party making the Competing Proposal, feasibility, certainty and likelihood of closing, breakup fee provisions and other aspects of such Competing Proposal and this Agreement that the Company Board (or a committee thereof) deems relevant (including any revisions to the terms of this Agreement proposed by Parent in writing prior to the time of such determination), that the Company Board (or a committee thereof) deems relevant), to be more favorable from a financial point of view to the holders of Company Common Stock (solely in their capacities as stockholders) than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by Parent).

(iii)            “Intervening Event” means a change in circumstances or development occurring or arising after the date of this Agreement that materially affects the business, assets or operations of the Acquired Companies, taken as a whole, and that was not known to or reasonably foreseeable (or, if known, the material consequences of which were not known or reasonably foreseeable) by the Company Board prior to the execution of this Agreement, which change in circumstances or development becomes known to the Company Board prior to receipt of the Stockholder Approval; provided, however, that in no event shall any of the following constitute, or be considered in determining whether there has been, an Intervening Event: (i) the receipt, existence or terms of a Competing Proposal, any Inquiry or any matter relating thereto or consequence thereof; (ii) the fact that, in and of itself, the Company meets or exceeds any internal or published projections, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the underlying causes of such change shall not be excluded by this clause (ii)); or (iii) changes in the market price or trading volume of shares of the Company Common Stock (provided, however, that the underlying causes of such change shall not be excluded by this clause (iii)).

(iv)             “Inquiry” means an inquiry, indication of interest or request for information or discussions from any Person or group that constitutes, or could reasonably be expected to lead to, a Competing Proposal.

Section 7.4           Interim Operations of Merger Sub. During the period from the date hereof through the earlier of the Merger Effective Time or the date of termination of this Agreement, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement or otherwise in connection with the transactions contemplated by this Agreement.

Section 7.5           Public Announcements. So long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, delayed or conditioned, except (a) as may be required by applicable Law or Order or the rules or regulations of any applicable United States securities exchange or Governmental Authority to which the relevant Party is subject, in which case, to the extent permitted by applicable Law or Order, the Party proposing to issue such press release or make such public announcement shall consult in good faith with the other Party before making any such press release or public announcement, (b) with respect to any press release or other public statement by the Company permitted by and in accordance with Section 7.3 (including to announce an Adverse Recommendation Change permitted by and in accordance with Section 7.3) or Section 7.1, (c) statements consistent in all material respects with any release, disclosure or other public statements previously made in accordance with this Section 7.5 or (d) public statement regarding the transactions contemplated hereby in response to questions from the press, analysts, investors or those attending industry conferences, and make internal announcements to employees, in each case, to the extent that such statements are consistent in all material respects with previous press releases, public disclosures or public statements made jointly by the Parties or approved by the Parties, and otherwise made in compliance with this Section 7.5; provided, that such public statements do not reveal material nonpublic information regarding this Agreement or the transactions contemplated hereby). The press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent (which approval shall not be unreasonably withheld, conditioned or delayed).

Section 7.6           Appropriate Action; Consents; Filings.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, the Company and each of the Parent Parties shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as reasonably practicable, the Merger and the other transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to the Closing set forth in Article VIII to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Authority in order to consummate the transactions contemplated by this Agreement, (iii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, including (1) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, conduct of business restrictions, a sale or disposition of such assets or businesses as are required to be divested or a license or grant of commercialization rights to businesses, product lines, fields of use, divisions, business arrangements, Contracts, assets or interests therein of the Company and its Subsidiaries (including, after the Closing, the Surviving Entity and its Subsidiaries), (2) amending any venture or other arrangement of the Company and its Subsidiaries (including, after the Closing, the Surviving Entity and its Subsidiaries), (3) cooperating with each other and using their respective reasonable best efforts to contest and resist any Action and to have vacated, lifted, reversed or overturned any Order that may result from such Action, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, (4) cooperating with each other using their respective reasonable best efforts to obtain CFIUS Approval, and (5) otherwise taking or committing to take actions after the Closing with respect to one or more of the businesses, product lines, fields of use, or assets of the Company and its Subsidiaries (including, after the Closing, the Surviving Entity and its Subsidiaries); provided, that in no event shall Parent, the Company or their respective Affiliates be required to proffer, consent to or agree to or effect any such action described in this clause (iii) unless such action is conditioned upon the Closing of the Merger, (iv) subject to Section 7.7(b), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (v) executing and delivering any additional instruments necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Nothing in this Section 7.6 or any other provision of this Agreement shall require the Parent Parties or any Affiliates of the Parent Parties to take or agree to take any action with respect to any direct or indirect portfolio companies (as such term is commonly understood in the private equity industry) or any investment funds or vehicles affiliated with, or managed or advised by, one or more Affiliates of the Parent Parties, including selling, divesting, conveying, holding separate, or otherwise limiting its freedom or action with respect to any assets, rights, businesses, operations or interest therein, of any such portfolio companies or investment funds or vehicles, except with respect to the Company and its Subsidiaries (including, following the Closing, the Surviving Entity and its Subsidiaries). In addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, materially preventing, impairing, delaying or otherwise materially adversely affecting the consummation of the Merger or the ability of such Party to fully perform its obligations under this Agreement.

(b)             In connection with and without limiting the foregoing Section 7.6(a), each of the Parties shall give (or shall cause their respective Affiliates to give) any notices to third parties, and each of the Parties shall use, and cause each of their respective Affiliates to use, its commercially reasonable efforts to obtain any third-party consents that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Each of the Parties will, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including, to the extent permitted by any applicable Governmental Authority, promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or substantive communications between either Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges and the Parties may, as they deem advisable and necessary, designate any competitively sensitive materials as “outside counsel only”. To the extent reasonably practicable, neither Party shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry in connection with the Merger and the other transactions contemplated by this Agreement without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law and/or applicable Governmental Authority, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(c)              Notwithstanding anything in this Section 7.6 to the contrary, except as provided in Section 7.6(d) of this Agreement, nothing in this Section 7.6 shall require the Parent Parties, Sponsors or any of their respective Affiliates to (i) enter into any agreement or undertaking that requires the holding of direct or indirect equity interests of the Company through proxy holders or in a voting trust; (ii) diminish in any material respect the scope of Parent’s information rights with respect to the Company (other than with respect to identified matters of national security); (iii) otherwise take or commit to take any actions that would reasonably be expected to materially and adversely (x) affect one or more of the businesses, product lines or assets of Parent, its Subsidiaries, Sponsors or their respective Affiliates (other than the Acquired Companies), or (y) limit the ability of Parent, its Subsidiaries, Sponsors or their respective Affiliates (other than the Acquired Companies) to retain, one or more of their businesses, product lines or assets; (iv) implement internal controls, compliance programs, or other similar processes with respect to Parent’s, Sponsors’ or their respective Affiliates’ respective business beyond its investment in the Company (including any “portfolio company”, as such term is generally understood in the private equity industry, of either Sponsor or their respective Affiliates, but not including the Acquired Companies); or (v) commence or participate in any action, suit or other legal proceeding (other than regulatory proceedings with respect to the CFIUS Approval or the approval set forth on Schedule 8.1(a) to the Company Disclosure Letter). In addition, notwithstanding anything in this Section 7.6 to the contrary, in no event will G Sponsor or its Affiliates be required to provide to any Governmental Authority in connection with seeking the CFIUS Approval any material non-public information with respect to itself or its Affiliates or material non-public information with respect to its and its Affiliates’ portfolio holdings (including whether or not any such holdings exist), other than material non-public information (x) required to be provided to CFIUS under the DPA or customarily requested by any such Governmental Authority as part of seeking and obtaining approvals from CFIUS, and (y) which G Sponsor or its Affiliates has previously provided in connection with seeking and obtaining prior approvals from CFIUS; provided, however, that, to the extent that any Governmental Authority requests any material non-public information with respect to G Sponsor or its Affiliates that is not required to be provided pursuant to this sentence, Parent shall cause such G Sponsor to use its reasonable best efforts within the constraints imposed on it and its Affiliates by applicable Law and its and its Affiliates’ organizational documents and consistent with its and its Affiliates’ internal policies and past practices, to provide such information and, in the absence of being able to provide such information, to enter into good faith discussions with its Affiliates, the Company and the Governmental Authority to provide other information, within the constraints imposed on it and its Affiliates by applicable Law and its and its Affiliates’ organizational documents and consistent with its and its Affiliates’ internal policies and past practices, that attempts to address the topic(s) of inquiry then being made by such Governmental Authority.

(d)             In connection with obtaining the CFIUS Approval in accordance with the DPA, the Parties shall use reasonable best efforts to: (i) submit to CFIUS a draft joint voluntary notice as promptly as practicable; (ii) provide any information requested by CFIUS or any other Governmental Authority in connection with the CFIUS review or investigation of the Merger and the other transactions contemplated by this Agreement within the timeframes set forth in the DPA; and (iii) submit to CFIUS a final joint voluntary notice as promptly as practicable following the date that CFIUS provides comments to the draft notice. In addition, the Parent Parties shall cooperate in good faith with CFIUS and use their reasonable best efforts to undertake promptly any and all actions necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any Action, the issuance of any Order, or any other action, by or on behalf of CFIUS that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger or the other transactions contemplated by this Agreement, including by (A) proffering and consenting and/or agreeing to an Order or other agreement providing for the sale, divesture, license, hold separate or other disposition, contemporaneously with or subsequent to the Merger Effective Time, of any property or properties of the Acquired Companies, and (B) promptly effecting the sale, divestiture, licensing or holding separate or other disposition of any property or properties of the Acquired Companies, in each case, at such time as may be necessary to permit the lawful consummation of the Merger and the other transactions contemplated by this Agreement on or prior to the Outside Date.

(e)              Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger and the other transactions contemplated by this Agreement, (i) without the prior written consent of Parent, none of the Company or any of its Subsidiaries or Representatives shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person and (ii) none of the Parent Parties or any of their respective Representatives shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person other than (x) contractually required payments and (y) de minimis amounts.

Section 7.7              Notification of Certain Matters; Transaction Litigation.

(a)             The Company and its Representatives shall give prompt written notice to the Parent Parties, and the Parent Parties and their Representatives shall give prompt notice to the Company, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, and keep the Parent Parties reasonably informed with respect to the status thereto.

(b)            The Company and its Representatives shall give prompt written notice to the Parent Parties, and the Parent Parties and their Representatives shall give prompt notice to the Company, of any Action commenced or, to such Party’s knowledge, threatened against, relating to or involving such Party or any of its Subsidiaries, respectively, or any of its or their respective directors, officers or partners that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement (“Transaction Litigation”) and shall keep the other Parties informed on a reasonably current basis with respect to the status thereof (including by promptly furnishing to the other Parties such information relating to such Actions as may be reasonably requested, subject to the preservation of privilege).

(c)             The Company and its Representatives shall give the Parent Parties the opportunity to participate in the defense and settlement of any pending or threatened Action relating to this Agreement, the Merger and the other transactions contemplated by this Agreement. The Company or the Acquired Companies may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding any such Transaction Litigation unless the Parent Parties have consented thereto in writing. The Parent Parties and their respective Representatives shall give the Company the opportunity to reasonably participate in the defense and settlement of any litigation against the Parent Parties or their directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement.

Section 7.8             Other Employee Benefits.

(a)             For a period of not less than 12 months after the Closing Date, Parent shall or shall cause the Surviving Entity to provide to each employee of the Company who then continues employment with Parent or the Surviving Entity following the Merger Effective Time (each, a “Continuing Employee”) with (i) a base salary that is no less favorable than the base salary as provided to such Continuing Employee immediately prior to the Merger Effective Time and a target cash bonus opportunity that is no less favorable than the target cash bonus opportunity provided to such Continuing Employee immediately prior to the Merger Effective Time and (ii) employee benefits (excluding equity and equity-based compensation, non-qualified deferred compensation, transaction-related compensation, retention, severance, change in control, defined benefit pension, and post-retirement welfare payments or benefits) that are substantially comparable in the aggregate to those provided to each such Continuing Employee immediately prior to the Merger Effective Time. Parent shall, with respect to each employee of the Company who is not a Continuing Employee (each, a “Non-Continuing Employee”), assume any and all termination payments and obligations relating to the termination of employment of each Non-Continuing Employee, including but not limited to, any severance, termination, change of control, bonus, vacation, personal time off, sick time, or any other termination-related payment, whether in connection with a Company Benefit Plan, required by applicable Law or otherwise. To the extent that the termination of employment of some or all Non-Continuing Employees results in or contributes to the existence of a qualifying event under any WARN Act that occurs following the Closing Date, Parent shall be responsible for all notice and payment requirements under the WARN Act.

(b)             Parent shall ensure that, as of the Merger Effective Time, each Continuing Employee receives full credit (for purposes of eligibility to participate, vesting, and level of benefits) for service with any Acquired Company (or predecessor employers to the extent the applicable Acquired Company provides such past service credit) under the comparable Employee Benefit Plans, programs and policies of Parent or the Surviving Entity, as applicable, in which such Continuing Employees became participants (to the extent such service was recognized by the applicable Acquired Company prior to the Merger Effective Time); provided, however, that the foregoing shall not apply (x) with respect to benefit accrual under any defined benefit pension plan, (y) to the extent that its application would result in a duplication of benefits or (z) for any newly-established Employee Benefit Plan sponsored or maintained by Parent or any of its Affiliates, where similarly-situated employees of Parent or its Affiliates do not receive credit. Parent shall or shall cause the Surviving Entity to provide full credit to each Continuing Employee for the accrued vacation balance of such Continuing Employee as of the Merger Effective Time. With respect to each health or welfare benefit plan maintained by Parent or the Surviving Entity for the benefit of Continuing Employees, Parent shall (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) use commercially reasonable efforts to cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Benefit Plan for the plan year that includes the Merger Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Parent or the Surviving Entity, as applicable, for the plan year in which the Merger Effective Time occurs.

(c)             From and after the Closing Date, Parent shall honor, and shall cause the Surviving Entity and their respective Subsidiaries to honor, in accordance with their terms in effect immediately prior to the Merger Effective Time, all existing (as of immediately prior to the Merger Effective Time) Company Benefit Plans, subject to any rights to terminate, amend or modify such Company Benefit Plans in accordance with their terms.

(d)             Nothing in this Section 7.8(d) or elsewhere in this Agreement is intended nor shall be construed to (i) be treated as an amendment or modification to any particular Company Benefit Plan, (ii) prevent Parent, the Surviving Entity or any Acquired Company from amending or terminating any of its benefit plans in accordance their terms, (iii) create a right in any employee to employment with Parent or the Surviving Entity or any Acquired Company, or (iv) create any third-party beneficiary or other rights in any employee or other service provider of Parent, the Surviving Entity or the Acquired Companies with respect to the compensation or terms and conditions of employment and/or benefits from Parent, the Surviving Entity or any Acquired Company or under any benefit plan which Parent, the Surviving Entity or any Acquired Company may sponsor, maintain or contribute to.

Section 7.9              Indemnification; Directors’ and Officers’ Insurance.

(a)             For a period of six (6) years from and after the Merger Effective Time, Parent shall, or shall cause the Surviving Entity to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Merger Effective Time covering each such Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, however, that in satisfying its obligation under this Section 7.9(a), neither Parent nor the Surviving Entity shall be obligated to pay an aggregate amount for such insurance coverage for such six (6)-year period or the “tail” policy or policies in excess of 300% of the amount per annum the Company paid in its last full fiscal year prior to the date hereof (the “Current Premium”), and if such aggregate amount for such insurance would at any time exceed 300% of the Current Premium, then the Surviving Entity shall cause to be maintained policies of insurance that, in the Surviving Entity’s good faith judgment, provide the maximum coverage available at an aggregate amount for such insurance policy equal to 300% of the Current Premium. Except as set forth on Schedule 7.9(a) of the Company Disclosure Letter, prior to the Merger Effective Time, the Company may elect to extend coverage under its officers’ and directors’ liability insurance policy by obtaining a “tail” policy or policies, on terms and conditions no less favorable than the Company’s existing officers’ and directors’ liability insurance policy (or with insurers on terms and conditions no less favorable than such policy), which provide such Persons currently covered by such policies with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Merger Effective Time; subject to the limitations and other provisions set forth in the provisos above in this Section 7.9(a); provided, that the Company shall reasonably cooperate and consult with Parent prior to the purchase of any such tail policy; provided, further, that if Parent can procure a “tail” policy on superior terms or on equivalent terms, but at a lower price, as compared to any such policy that may be procured by the Company, with insurers of equal or better A.M. Best financial strength ratings and outlooks and with full continuity, then Parent may, with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) obtain such policy effective as of the Merger Effective Time, in which case the Company shall not obtain any such policy; provided, further, that such tail policy shall be in lieu of the obligation to insure for a period of six (6) years from and after the Merger Effective Time set forth in the first sentence of this Section 7.9(a). If such prepaid policies have been obtained prior to the Merger Effective Time, the Surviving Entity shall (and Parent shall cause the Surviving Entity to) maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b)             To the extent permitted by applicable Law, during the period commencing as of the Merger Effective Time and ending on the sixth (6th) anniversary of the Merger Effective Time, the Surviving Entity shall, and Parent shall cause the Surviving Entity to: (i) indemnify, defend and hold harmless each current or former manager, director, officer and trustee of the Company or any Subsidiary of the Company (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action to the extent such Action arises out of or pertains to any action or omission or alleged action or omission in such Indemnified Party’s capacity as a manager, director, officer or trustee of the Company or any Subsidiary of the Company arising out of actions or omissions occurring at or prior to the Merger Effective Time (and whether asserted or claimed prior to, at or after the Merger Effective Time), including such alleged acts or omissions with respect to this Agreement or any of the transactions contemplated by this Agreement, including the Merger; and (ii) pay in advance of the final disposition of any such Action the expenses (including reasonable attorneys’ fees and any expenses incurred by any Indemnified Party in connection with enforcing any rights with respect to indemnification) of any Indemnified Party without the requirement of any bond or other security, in each case to the fullest extent permitted by Law, but subject to Parent’s or the Surviving Entity’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, Parent or the Surviving Entity, as applicable, (i) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit or proceeding against or investigation of any Indemnified Party for which indemnification may be sought under this Section 7.9(b) without the Indemnified Party’s prior written consent (which consent may not be unreasonably withheld, delayed or conditioned) unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action, suit, proceeding or investigation, (ii) shall not be liable for any settlement effected without Parent’s or the Surviving Entity’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) shall not have any obligation hereunder to any Indemnified Party to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such Indemnified Party is not entitled to indemnification pursuant to applicable Law, in which case the Indemnified Party shall promptly refund to Parent or the Surviving Entity the amount of all such expenses theretofore advanced pursuant hereto and (iv) shall not be obligated to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single legal Action, except to the extent that, on the advice of any such Indemnified Party’s counsel, two or more of such Indemnified Parties shall have conflicting interests in the outcome of such Action. Parent’s and the Surviving Entity’s obligations under this Section 7.9(b) shall continue in full force and effect for a period of six (6) years from the Merger Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(c)             To the extent permitted by applicable Law, the Surviving Entity shall, and Parent agrees to cause the Surviving Entity to, during the period commencing as of the Merger Effective Time and ending on the sixth anniversary of the Merger Effective Time, honor all rights to indemnification, advancement and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time now existing in favor of the Indemnified Parties as currently provided in (i) the Company Governing Documents, and (ii) indemnification agreements between the Company and any Indemnified Party as scheduled on Schedule 7.9(c) of the Company Disclosure Letter. For a period of six (6) years following the Merger Effective Time, the governing documents of the Surviving Entity and the equivalent governing or organizational documents of any applicable Subsidiary of the Surviving Entity shall not be amended, repealed or otherwise modified for a period of six (6) years following the Merger Effective Time in any manner that would adversely modify these rights, unless such modification shall be required by applicable Law and then only to the minimum extent required by Law.

(d)             If Parent or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as applicable, assume the obligations set forth in this Section 7.9.

(e)             The provisions of this Section 7.9 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third-party beneficiaries of this Section 7.9 effective as of the Closing), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of the Company, Parent and the Surviving Entity.

Section 7.10          Section 16 Matters. Prior to the Merger Effective Time, the Company shall, and shall be permitted to, take all such steps as may reasonably be necessary to cause the transactions contemplated by this Agreement, including any dispositions of Company Common Stock (including any shares subject to Company Compensatory Awards) by each Person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act.

Section 7.11           Financing Cooperation.

(a)             Financing.

  (i)       Prior to the Closing Date, the Company shall use its commercially reasonable efforts to provide, and shall cause each Subsidiary of the Company and each of the Company’s and each Subsidiary’s non-legal Representatives to use its commercially reasonable efforts to provide, to Parent and Merger Sub, in each case at Parent’s sole expense, all cooperation that is reasonably requested and customary in connection with Parent arranging mortgage and other debt financing with respect to the Acquired Companies effective as of or after (and conditioned on the occurrence of) the Merger Effective Time (collectively, the “Debt Financing”) (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries), which customary cooperation is reasonably requested in writing by Parent (e-mail being sufficient) and includes using commercially reasonable efforts to (it being understood that, other than with respect to any obligation to deliver notice to or make a request of any Person, the Company shall have satisfied its obligations set forth in the subsequent clauses if the Company shall have used its commercially reasonable efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided):

(1)           upon reasonable notice, direct employees of the Acquired Companies with appropriate seniority and expertise to be available at reasonable times and participate in a reasonable number of meetings (including one-on-one meetings or conference calls with providers of the Debt Financing), drafting sessions, road shows, rating agency presentations; provided, that any such meeting or communication may be conducted virtually by videoconference or other media;

(2)            provide reasonable and customary assistance to Parent with Parent’s preparation of customary offering documents, offering memoranda, syndication materials, information memoranda, lender and investor presentations, materials for rating agency presentations, private placement memoranda, bank information memoranda and similar marketing documents reasonably necessary in connection with the Debt Financing and provide reasonably timely and customary access to diligence materials, appropriate personnel and properties during normal business hours and on reasonable advance notice to allow sources of the Debt Financing and their representatives to complete all reasonable due diligence; in each case in this clause: (A) subject to customary confidentiality provisions and disclaimers; (B) as reasonably requested in writing (e-mail being sufficient) by Parent; and (C) limited to information to be contained therein with respect to the Acquired Companies;

(3)           to the extent requested by Debt Financing sources, furnish Parent, reasonably promptly upon written request, with such historical financial, statistical and other pertinent business information relating to the Acquired Companies as may be reasonably requested by Parent (which notice shall state with reasonable specificity the information requested), as is customarily required with financings of the type similar to the Debt Financing and reasonably available and prepared by or for the Acquired Companies in the ordinary course of business; provided, that, the Company shall not be responsible in any manner for any pro forma financial information or financial statements;

(4)            facilitate, effective no earlier than the Merger Effective Time, simultaneously with, and conditioned upon, and subject to the occurrence of, the Closing, the execution and delivery of definitive financing, pledge, security and guarantee documents relating to the Debt Financing;

(5)           provide documentation and other information with respect to the Acquired Companies required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act in connection with the Debt Financing, in each case as reasonably requested by Parent in writing;

(6)           (A) cooperate in connection with the repayment or defeasance of any existing Indebtedness of the Acquired Companies as of the Merger Effective Time and the release of related Liens, including delivering such payoff, defeasance, termination or similar notices under any existing financing documents of the Acquired Companies as are reasonably requested by Parent (provided, that in the case of clause (B), the Company shall not be required to deliver any notices, commitments, terminations or other documents that are not conditioned on, and subject to the occurrence of, the Closing);

(7)            to the extent requested by Parent in writing, obtain from the Company’s independent auditors customary “comfort letters” and customary consents to the use of accountants’ audit reports in connection with the Debt Financing;

(8)            provide reasonable and customary assistance with respect to Parent attempting to obtain any third-party consents associated with the Debt Financing which shall not be required to be effective until as of, and subject to the occurrence of, the Closing;

(9)           reasonably cooperate with the marketing efforts of Parent and its financing sources for any Debt Financing, including providing reasonable consent to the use of the Acquired Company’s logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Acquired Company’s reputation or goodwill;

(10)         to the extent reasonably requested in writing by Parent and necessary in connection with the Debt Financing, mail and e-mail requests for estoppels and certificates from non-residential tenants, lenders, managers, franchisors, ground lessors, ground lessees, and counterparties to reciprocal easement agreements, declarations and similar agreements in form and substance reasonably satisfactory to such Debt Financing source;

(11)          as may be reasonably requested by Parent, following the obtainment of the Stockholder Approval, form new direct or indirect Wholly Owned Company Subsidiary pursuant to documentation reasonably satisfactory to Parent and the Company;

(12)          as may be reasonably requested by Parent, no earlier than immediately prior to the Merger Effective Time, and provided such actions would not adversely affect the Tax status of the Company or any of its Subsidiaries or cause the Company or any of its Subsidiaries to be subject to additional Taxes or otherwise suffer or incur any amounts that are not indemnified by Parent under Section 7.11(a)(iii), transfer or otherwise restructure its ownership of existing Subsidiaries of the Company, properties or other assets, in each case, pursuant to documentation reasonably satisfactory to Parent and the Company; and

(13)         to the extent reasonably requested in writing (e-mail being sufficient) by Parent and necessary in connection with the Debt Financing, provide customary and reasonable assistance to allow Parent, its Debt Financing sources, and each of their respective Representatives to conduct customary appraisal, survey field work and non-invasive environmental and engineering inspections of each Company Property (provided, however, that (A) neither Parent, any Debt Financing source nor any of their respective Representatives shall have the right to take and analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or to perform any invasive testing procedure on any such property, (B) Parent shall schedule and coordinate all inspections with the Company in accordance with Section 7.2, and (C) the Company shall be entitled to have Representatives present at all times during any such inspection).

  (ii)       Notwithstanding the foregoing, the Company shall not be required to provide, or cause its Subsidiaries or Representatives to provide, cooperation under Section 7.11 to the extent that it: (i) unreasonably interferes with the ongoing business or operations of the Acquired Companies; (ii) requires the Acquired Companies to incur any liability (including, without limitation, any commitment fees and expense reimbursement) in connection with the Debt Financing prior to the Closing (except those fees, expenses and liabilities that are reimbursable by Parent pursuant to Section 7.11(a)(iii)); (iii) requires the Acquired Companies or their respective Representatives to execute, deliver or enter into, or perform any agreement, document, certificate or instrument (or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Merger Effective Time) with respect to the Debt Financing (other than with respect to customary authorization letters with respect to the Debt Financing) or adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, in each case which is not contingent upon the Closing or would be effective at or prior to the Merger Effective Time (it being understood that in no event shall any officer or director of the Acquired Companies be required to take any such action described in this clause (iii) unless such Person shall be continuing in such role following the Merger Effective Time, and shall only be required to do so in such continuing capacity); (iv) requires the Acquired Companies or their counsel to give any legal opinion; (v) requires the Acquired Companies to provide any information that is prohibited or restricted by applicable Law; (vi) requires the Acquired Companies to provide access to or disclose information that the Company or any of its Subsidiaries determines could reasonably be expected to result in a loss or waiver of or jeopardize any attorney-client privilege, attorney work product or other legal privilege (provided, that the Company shall use reasonable best efforts to allow for such access or disclosure in a manner that does not result in the events set out in this clause (vi)); (vii) requires the Acquired Companies to take any action that is prohibited or restricted by, or would conflict with or violate, its organizational documents, any Material Contract to which any of the Acquired Companies is a party or any applicable Laws; (viii) could reasonably be expected to result in any Representative of the Acquired Companies incurring personal liability with respect to any matter relating to the Debt Financing or requires any Representative of the Company or any of its Subsidiaries to deliver any certificate that such Representative reasonably believes, in good faith, contains any untrue certifications; (ix) requires the Acquired Companies or their Representatives, as applicable, to waive or amend any terms of this Agreement; or (x) such cooperation causes any representation, warranty, covenant or other term in this Agreement to be breached or causes any Closing condition set forth in Article VIII to fail to be satisfied. In no event shall the Company be in breach of this Agreement because of the failure to deliver any financial or other information that (A) is not currently readily available to the Acquired Companies on the date hereof and is not otherwise prepared in the ordinary course of business of Acquired Companies at the time requested by Parent or (B) for the failure to obtain review of any financial or other information by its accountants and in no event shall the Company or its Subsidiaries be required to provide or assist in the preparation of any projections or “pro forma” financial statements. None of the representations, warranties or covenants of the Company set forth in this Agreement shall be deemed to apply to, or deemed breached or violated by, any of the actions taken by the Company, any of the Subsidiaries of the Company, or any of their respective Representatives at the request of Parent pursuant to Section 7.11. Nothing contained in Section 7.11 or otherwise shall require the Company or any of its Subsidiaries, prior to the Merger Effective Time, to be an issuer or other obligor with respect to the Debt Financing. For the avoidance of doubt, the Parties hereto acknowledge and agree that the provisions contained in this Section 7.11 represent the sole obligation of the Acquired Companies and their respective Affiliates with respect to cooperation in connection with the Debt Financing and the Assumed Indebtedness. Notwithstanding anything to the contrary in this Agreement, the Company, its Subsidiaries and its Representatives shall be deemed to have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under Section 7.11, and any breach by the Company, its Subsidiaries or its Representatives of any of the covenants required to be performed by it under this Section 7.11 shall not be considered in determining the satisfaction of any condition to Closing set forth in this Agreement, including the condition to Closing set forth in Section 8.3(b), nor in determining the entitlement of any Party to terminate this Agreement, including any entitlement to termination arising from Section 9.1, nor the cause thereof, nor entitle any Parent Party to damages under this Agreement, unless such breach is a material breach of the covenants contained in this Section 7.11 that is a consequence of a deliberate act or omission undertaken by the Company, with the actual knowledge or intent that the taking of such act or failure to take such action would result in, constitute or cause a material breach of this Section 7.11. Parent and Merger Sub acknowledge and agree that the obtaining of Debt Financing is not a condition to Closing and that the consummation of the transactions contemplated by this Agreement shall not be conditioned on, or delayed or postponed as a result of the obtaining of (or the failure to obtain) any Debt Financing.

  (iii)      Parent shall reimburse or cause to be reimbursed the Acquired Companies promptly upon written demand for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ and out-of-pocket accountants’ fees) (other than in respect of the preparation of customary historical and ordinary course financial statements already prepared by the Acquired Companies in the ordinary course of their business and/or with respect to information or materials already in the possession or control of any of the Acquired Companies) incurred by the Acquired Companies and their Representatives in connection with the cooperation under Section 7.11 and any action taken by them at the request of Parent pursuant to Section 7.11 (including the dissolution and termination of any subsidiaries formed and documentation entered into pursuant to Section 7.11), and shall indemnify and hold harmless the Acquired Companies and their Representatives and each of the Acquired Companies’ and their Representatives’ respective present and former directors, officers, employees and agents (collectively, the “Financing Indemnified Parties”) from and against any and all documented out-of-pocket costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and liabilities suffered or incurred by any of them in connection with the arrangement and consummation of the Debt Financing or the Assumed Indebtedness and any information used in connection therewith, in each case, except to the extent such costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and liabilities are suffered or incurred as a result of bad faith, gross negligence or willful misconduct by any Financing Indemnified Party as determined by a court of competent jurisdiction in a final judgment not subject to further appeal. The provisions of this Section 7.11(a)(iii) are intended to be for the benefit of, and shall be enforceable by, each of the foregoing Financing Indemnified Parties. This Section 7.11(a)(iii) shall survive the termination of this Agreement (and in the event the Merger and the other transactions contemplated hereby are not consummated, notwithstanding anything to the contrary in this Agreement, Parent shall promptly reimburse the Company for any reasonable and documented out-of-pocket costs incurred by the Company and its Subsidiaries in connection with the cooperation under Section 7.11, reimbursable under this Section 7.11(a)(iii) and not previously reimbursed and any indemnification obligations under this Section 7.11(a)(iii), in each case, without regard to any other limitations on liability set forth in this Agreement).

(b)             Cooperation Regarding Assumed Indebtedness.

  (i)        Promptly following Parent’s request, the Company shall, or shall cause the other applicable Acquired Companies to, use its reasonable best efforts to deliver to each of the lenders or any agent or trustee acting on their behalf (each, an “Existing Lender”) under certain existing Indebtedness of the Acquired Companies identified by Parent (the “Assumed Indebtedness”), a notice prepared by Parent, in form and substance reasonably approved by the Company, requesting that such Existing Lender deliver to Parent and the applicable Acquired Company a written statement or documents (the “Assumption Documents”) (A) confirming (1) the aggregate principal amount of the Indebtedness outstanding under such Assumed Indebtedness, (2) the date to which interest and principal has been paid in respect of such Assumed Indebtedness, and (3) the amount of any escrows being held by such Existing Lender in respect of such Assumed Indebtedness; and (B) consenting to the assumption of the existing Indebtedness, the replacement of any guaranty and the consummation of the Merger and the other transactions contemplated by this Agreement, and to the modifications of the terms of such Assumed Indebtedness that Parent may reasonably request after the date hereof; provided, that the Company shall be informed of any such request or modification; provided, further, that, in the event Parent requests Assumption Documents in accordance with this Section 7.11(b), (x) the consummation of the Merger shall not be conditioned on, or delayed or postponed as a result of the receipt of (or failure to receive) such Assumption Documents from all or any portion of the Existing Lenders, (y) the Assumption Documents will be effective as of or immediately prior to and conditioned on the occurrence of the Merger Effective Time and (z) the Company and the other Acquired Companies shall not have obligation, responsibility or liability to Parent or Merger Sub in connection with Parent’s request for any consent of any Existing Lender requested pursuant to this Section 7.11(b), other than to use reasonable best efforts to deliver such request in the form prepared by Parent (and approved by Company) to the applicable Existing Lender.

  (ii)       Parent shall reimburse the Acquired Companies promptly upon demand for all fees and expenses payable by the Acquired Companies in connection with the Assumption Documents, including premiums for any endorsements to or re-date of the title insurance policy previously issued to the Existing Lenders, servicing fees, rating agency fees, assignment and assumption fees, attorneys’ fees and disbursements and processing fees required to be paid to the Existing Lenders as a condition to issuance of the Assumption Documents. None of the Acquired Companies shall be obligated to pay any commitment or similar fee or any other expense, liability or obligation in connection with this Section 7.11(b) prior to the Closing, and Parent shall indemnify and hold harmless the Acquired Companies for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with their actions and cooperation pursuant to this Section 7.11(b); in each case, except to the extent such costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and liabilities are suffered or incurred as a result of a Willful Breach by any Acquired Company as determined by a court of competent jurisdiction in a final judgment not subject to further appeal. The Company’s obligations pursuant to this Section 7.11(b) shall be subject to the limitations set forth in Section 7.11(a)(ii) and Section 7.11(a)(iii).

(c)              Prior to the Closing Date, the Company shall use commercially reasonable efforts to provide, and shall cause each Subsidiary of the Company and each of the Company’s and each Subsidiary’s non-legal Representatives to use commercially reasonable efforts to provide, to Parent and Merger Sub, in each case at Parent’s sole expense, upon request of Parent, reasonable cooperation with Parent with respect to preparing and finalizing a private placement memorandum and other customary documentation in connection with, and taking other actions to effect, an issuance of preferred shares or other preferred beneficial ownership interests in either Merger Sub or the Company. If such offering is of preferred shares or other preferred beneficial ownership interests in the Company, such offering, and any issuance of any such preferred shares or other preferred beneficial ownership interest in the Company may only take place simultaneously with or following, and shall be conditioned upon, and subject to the occurrence of, the Closing. The Company’s obligations with respect to an issuance of preferred shares or other preferred beneficial ownership interests pursuant to this Section 7.11(c) shall be subject to the limitations with respect to the Debt Financing set forth in Section 7.11(a)(ii) and Section 7.11(a)(iii), mutatis mutandis.

Section 7.12           [Reserved].

Section 7.13           Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or the restrictions in the Company Charter or the certificate of formation of Parent (“Charter Restrictions”) on the Merger and the other transactions contemplated by this Agreement. No Party shall take any action to exempt any Person (other than the other Parties or their respective Affiliates) from any Takeover Statute of any jurisdiction or Charter Restrictions that may purport to be applicable to the Merger or any of the other transactions contemplated by this Agreement or otherwise cause any restrictions in any Takeover Statute or Charter Restrictions not to apply to any such Person.

Section 7.14           Obligations of the Parties; Deregistration and Delisting.

(a)             The Company shall take all actions necessary to (i) perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (ii) ensure that the Acquired Companies will reasonably cooperate with any reasonable request by the Parent Parties or their respective Affiliates (including, for the avoidance of doubt, CPREF II AIV II – A, L.P. and CPREF II AIV II – B, L.P.) for a waiver of the “Aggregate Stock Ownership Limit” and/or “Common Stock Ownership Limit” (each as defined in the Company Charter) or the establishment or increase in an “Excepted Holder Limit” (as defined in the Company Charter) in connection with (and contingent upon) the consummation of the transactions contemplated hereby and any transfer, rollover and/or restructuring of such investments. Parent shall take all actions necessary to (i) cause the Parent Parties to perform their obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, and (ii) ensure that, prior to the Merger Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any Indebtedness other than as specifically contemplated by this Agreement.

(b)             Prior to the Merger Effective Time, the Company and, following the Merger Effective Time, Parent and the Surviving Entity, shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things necessary, proper or advisable on its part under applicable Law and rules and policies of NASDAQ to cause the delisting of the Company and of the Company Common Stock from NASDAQ as promptly as practicable after the Merger Effective Time and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

Section 7.15           Certain Transactions; Resignations.

(a)             Except (i) as set forth in Schedule 7.15(a) of the Company Disclosure Letter and (ii) for Contracts for employment, compensation or benefits entered into in the ordinary course of business, the Company shall cause all Contracts in accordance with their terms (including, for the avoidance of doubt, the Company Related-Party Agreements) between any former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents of the Acquired Companies, on the one hand, and any of the Acquired Companies, on the other hand, to be settled or terminated on or prior to the Closing, without any further obligations, liability or payments by or on behalf of the Company or any of its Subsidiaries as of the Closing. For the avoidance of doubt, the foregoing shall not require (i) the settlement or termination of an agreement that is solely between the Company and/or any entities that will remain Subsidiaries of the Company after the Closing, or (ii) the breach of any agreement by the Company in order to comply with this Section 7.15(a).

(b)             The Company shall cause to be delivered to Parent at or prior to the Closing evidence reasonably satisfactory to Parent of the resignation, effective as of the Merger Effective Time, of all directors of the Company.

Section 7.16           Tax Matters.

(a)             The Company shall promptly notify Parent if the Company becomes aware of any issue, fact or circumstance that it believes would adversely impact the qualification of the Company for taxation as a REIT, or would result in material Tax under Section 857(b) or 4981 of the Code, and shall cooperate and consult in good faith with Parent with respect thereto.

(b)             Within thirty (30) days after the date hereof, or soon as practicable thereafter, the Company shall deliver to Parent a draft officer’s certificate, to be dated as of the Closing Date and signed by an officer of the Company that contains representations of the Company reasonably necessary or appropriate to enable Latham & Watkins LLP (or such other nationally recognized REIT counsel as may be reasonably acceptable to both Parent and the Company) to render the Tax opinion set forth in Exhibit A hereto pursuant to Section 8.3(e). Thereafter, the Company shall revise the draft officer’s certificate in accordance with Parent’s reasonable comments, and Parent and the Company shall otherwise negotiate in good faith to agree on a final form of officer’s certificate to be delivered to Latham & Watkins LLP (or such other counsel) reasonably acceptable to the Company and Parent. The Company may update such final form of officer’s certificate delivered to Latham & Watkins LLP as reasonably necessary to account for any facts or circumstances through the Closing Date; provided, that the Company provides a draft of such officer’s certificate to Parent reasonably in advance of the Closing and such updates are reasonably acceptable to Parent.

(c)            The Company and Parent shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes.

(d)            The Company shall use commercially reasonable efforts to provide cooperation to Parent, at Parent’s sole expense, regarding modifications to the structure of the transactions contemplated by this Agreement that Parent reasonably requests, including such modifications that are intended to mitigate, reduce, or eliminate any Transfer Tax or other Tax that may be borne by any Acquired Company, Parent, Merger Sub, the Surviving Entity, any Affiliate thereof, or any direct or indirect owner of Parent; provided, that (i) any such changes do not have an adverse effect on the Company or its stockholders or the other Acquired Companies, including any adverse effect on the feasibility of the satisfaction of the conditions of the Merger, or the time by which the Merger may be consummated, (ii) neither the Company nor any of its Subsidiaries shall be required to take any action in contravention of (A) any organizational document of any Acquired Company, (B) any Contract to which an Acquired Company is a party, or (C) applicable Law, (iii) any such modifications or other obligations of the Company or its Subsidiaries to incur any other liabilities with respect thereto (other than customary and reasonable joinder agreements), shall be contingent upon all of the conditions set forth in Article VIII having been satisfied or waived and receipt by the Company of a written notice from Parent to such effect and that the Parent Parties are prepared to proceed immediately with the Closing and any other evidence reasonably requested by the Company that the Closing will occur, (iv) such modifications (or the inability to complete such modifications) shall not affect or modify in any respect the obligations of the Parent Parties under this Agreement, including the amount of or timing of payment of the Merger Consideration, (v) neither the Company nor any of its Subsidiaries shall be required to take any such action that could adversely affect the classification of the Company as a REIT, or would reasonably be expected to adversely affect the intended Tax treatment of the transactions contemplated hereunder, and (vi) except as agreed by Parent and the Company, any such changes, and any actions or transactions related thereto, shall be implemented and effective immediately prior to or concurrent with the Closing. Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any of its Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 7.16(d). Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or any Subsidiary of the Company in performing their obligations under this Section 7.16(d), and Parent shall indemnify the Acquired Companies for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of its Subsidiaries arising therefrom, except, in each case, except to the extent such costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and liabilities are suffered or incurred as a result of a Willful Breach by any Acquired Company as determined by a court of competent jurisdiction in a final judgment not subject to further appeal (and in the event the Merger and the other transactions contemplated by this Agreement are not consummated and this Agreement has been validly terminated, Parent shall promptly reimburse the Company for any reasonable out-of-pocket costs incurred by the Company or any of its Subsidiaries not previously reimbursed).

Section 7.17           Dividends.

(a)             Notwithstanding anything to the contrary in this Agreement, prior to the Closing Date, the Company may declare and pay dividends to its stockholders, distributing cash in such amounts determined by the Company, in its sole discretion exercised in good faith, after consultation with Parent, to be reasonably required (after giving effect to the distributions contemplated by Section 6.1(b)(iii)) to be distributed in order for the Company to maintain its qualification as a REIT for such year and to avoid or reduce the incurrence of income or excise Tax.

(b)             Except as set forth in the final sentence of this Section 7.17(b), prior to the Closing Date, (i) the Company shall not recognize any gain on the disposition of any USRPI, and (ii) the Company shall not recognize any gain that is subject to Section 1374 of the Code or Treasury Regulation Section 1.337(d)-7 (or similar rules under applicable Laws). At least twenty (20) Business Days prior to the Closing Date, the Company shall determine, and notify Parent of its determination, whether the Company has recognized, or is expected to recognize before the Closing Date, any gain on any USRPIs in the taxable year that includes the Closing Date (including, for the avoidance of doubt, from January 1, 2023 through the date of this Agreement) and, if applicable, the amount of such gains (whether or not permitted pursuant to the preceding sentence). Thereafter, the Company shall declare and pay a dividend on Company Common Stock in an amount sufficient to distribute all such gains to the stockholders of the Company. The record date and payment date for any dividend payable pursuant to this Section 7.17(b) shall be the close of business on the last Business Day prior to the Closing Date, and prior to the payment of such dividend, the Company shall designate such dividends as capital gain dividends, in accordance with Treas. Reg. Section 1.1445-8(c)(2) and Section 857(b)(3), in the full amount of such gains. The Parties shall reasonably cooperate to effect such distribution. Notwithstanding the foregoing but without limiting Section 6.1(b)(vii), the foregoing provisions of this Section 7.17(b) shall not restrict the Acquired Companies from disposing of any USRPI in a transaction reasonably expected to qualify as an exchange under Section 1031 of the Code in which no gain or loss is recognized (the “1031 Exchange”) even if the acquisition of the replacement property with respect to such disposition, and hence the 1031 Exchange, has not been completed prior to the Closing (a 1031 Exchange that is not completed prior to the Closing, a “Partially Completed 1031”), provided, however, that (i) the Company shall use its reasonable best efforts to complete each such 1031 Exchange prior to the Closing and (ii) the Company shall keep Parent reasonably informed of dispositions that the Company intends to effect by a 1031 Exchange, on a reasonably current basis before entering into and through such 1031 Exchange, and shall reasonably cooperate with Parent (at Parent’s expense) to avoid or mitigate the recognition of gain in connection with such 1031 Exchange.

(c)             Notwithstanding anything to the contrary in this Agreement, the Merger Consideration shall be decreased by an amount equal to the per share amount of any dividend on Company Common Stock declared or paid by the Company pursuant to this Section 7.17 (excluding distributions contemplated by Section 6.1(b)(iii)(A) through (C)).

(d)             Notwithstanding anything to the contrary in this Agreement, on the day prior to the Closing Date, the Merger Consideration shall be increased by an amount per share of Company Common Stock, in cash (rounded to the nearest whole cent), without duplication for any period, equal to the sum of (1) the cash amount per share of Company Common Stock equal to the most recently declared regular quarterly cash dividend permitted by Section 6.1(b)(iii) declared by the Company as of the day prior to the Closing Date (the “Final Dividend”) if the record date for the Final Dividend is after the Closing, plus (2)(A) the cash amount per share of Company Common Stock equal to the Final Dividend, multiplied by (B)(I) the number of days between the first day following the end of the quarterly period for which the Final Dividend was declared, if any, and the day prior to the Closing Date, divided by (II) 90.

Article VIII

CONDITIONS

Section 8.1             Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Closing of the following conditions:

(a)              Regulatory Authorizations. All consents, authorizations, orders or approvals of each Governmental Authority set forth in Schedule 8.1(a) of the Company Disclosure Letter shall have been obtained and any applicable waiting periods in respect thereof shall have expired or been terminated.

(b)            Stockholder Approval. The Stockholder Approval shall have been obtained in accordance with applicable Law, the Company Charter and the Company Bylaws.

(c)             No Injunctions or Restraints. No Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the Merger.

Section 8.2             Conditions to Obligations of the Company. The obligations of the Company to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by the Company, at or prior to the Merger Effective Time, of the following additional conditions:

(a)             Representations and Warranties. The representations and warranties of the Parent Parties set forth in Article V of this Agreement shall be true and correct in all material respects as of the Merger Effective Time, as though made as of the Merger Effective Time, except, in each case, representations and warranties that are made as of a specific date shall be true and correct in all material respects only on and as of such date.

(b)             Performance of Covenants and Obligations of the Parent Parties. The Parent Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Closing Date.

(c)             Delivery of Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date, signed on behalf of Parent by an executive officer of Parent, certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

Section 8.3             Conditions to Obligations of the Parent Parties. The obligations of the Parent Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by Parent at or prior to the Merger Effective Time, of the following additional conditions:

(a)             Representations and Warranties. (i) The Fundamental Representations shall be true and correct in all material respects as of the Merger Effective Time, as though made as of the Merger Effective Time, (ii) the representations and warranties set forth in Section 4.4(a) and Section 4.4(b) (but solely with respect to clauses (ii) and (vi) of the second sentence thereof, and solely with respect to Company Options) (Capital Structure) shall be true and correct in all respects as of the Merger Effective Time, as though made as of the Merger Effective Time, except for failures of such representations and warranties to be true and correct that, in the aggregate, would not result in more than a de minimis increase in the aggregate consideration payable by Parent and Merger Sub pursuant to Article III of this Agreement, (iii) the representations and warranties set forth in clause (b) of Section 4.6 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the Merger Effective Time, as though made as of the Merger Effective Time, and (iv) each of the other representations and warranties of the Company set forth in Article IV of this Agreement shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the Merger Effective Time, as though made as of the Merger Effective Time, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct (in the manner set forth in clauses (i), (ii), (iii) and (iv), as applicable) only on and as of such date, and (B) in the case of clause (iv) only where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein), individually or in the aggregate, has not had and would not have a Company Material Adverse Effect.

(b)            Performance of Covenants and Obligations of the Company. The Company shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Closing Date.

(c)             No Company Material Adverse Effect. From the date hereof through the Closing Date, there has not been any event, circumstance, change, effect, development, condition or occurrence that has had a Company Material Adverse Effect.

(d)             Delivery of Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed on behalf of the Company by an executive officer certifying that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

(e)             REIT Opinion. Parent shall have received a written tax opinion of Latham & Watkins LLP (or such other nationally recognized REIT counsel as may be reasonably acceptable to both Parent and the Company), substantially in the form of Exhibit A to this Agreement dated as of the Closing Date (which such opinion shall be subject to customary assumptions, qualifications and representations, including representations made by the Acquired Companies an officer’s certificate substantially in the form agreed by Parent and the Company pursuant to Section 7.16(b), and which may contain such changes or modifications from the language set forth in such form as may be deemed reasonably necessary or appropriate by Latham & Watkins LLP, or the applicable REIT counsel, with the consent of Parent, not to be unreasonably withheld, conditioned or delayed, and which shall in any event be reasonably acceptable to Parent) to the effect that beginning with its taxable year ended December 31, 2021 and through the Merger Effective Time, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (determined (i) as if the taxable year of the Company ended on the Closing Date, (ii) without regard to the satisfaction of the distribution requirement under Section 857(b) for the taxable year that includes the Closing Date, and (iii) without regard to any action taken by the Parent or the Company after Closing on the Closing Date).

(f)              CFIUS Approval. The Parties shall have obtained CFIUS Approval.

Section 8.4             Failure of Closing Conditions. None of the Parent Parties, on the one hand, nor the Company, on the other hand, may rely on the failure of any applicable condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, to be satisfied (or to be able to be satisfied) to excuse it from its obligation to effect the Merger if such failure (or inability to be satisfied) was primarily caused by such Party’s failure to comply with or perform its obligations under this Agreement.

Article IX

TERMINATION; FEES AND EXPENSES; AMENDMENT

Section 9.1             Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Merger Effective Time, notwithstanding receipt of the Stockholder Approval (except as otherwise specified in this Section 9.1):

(a)              by mutual written consent of each of the Company and Parent;

(b)             by either the Company or Parent, upon prior written notice to the other Party:

  (i)        if the Merger shall not have occurred on or before 11:59 p.m. New York time on November 22, 2023 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of the Merger to be consummated by the Outside Date was primarily due to the failure of such Party (and, in the case of Parent, including the failure of the other Parent Parties and, in the case of the Company, including the failure of any of the Acquired Companies) to perform or comply with in all material respects any of its obligations, covenants or agreements under this Agreement;

  (ii)       if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (and, in the case of Parent, including the failure of the other Parent Parties and, in the case of the Company, including the failure of any of the Acquired Companies) to perform or comply with in all material respects any of its obligations, covenants or agreements under this Agreement; or

  (iii)      if the Stockholder Approval shall not have been obtained at the Stockholders Meeting, duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the Merger was taken; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall not be available to a Party if the failure to receive the Stockholder Approval was primarily due to the failure of such Party (and, in the case of Parent, including the failure of the other Parent Parties and, in the case of the Company, including the failure of any of the Acquired Companies) to perform or comply with in all material respects any of its obligations, covenants or agreements under this Agreement;

(c)             by the Company, upon prior written notice to Parent:

  (i)        if a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of any of the Parent Parties set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied (a “Parent Terminating Breach”), which breach or failure to perform cannot be cured, or, if capable of cure, has not been cured by the earlier of (A) 30 days following written notice thereof from the Company to Parent and (B) five (5) Business Days before the Outside Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if a Company Terminating Breach shall have occurred and be continuing at the time the Company delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i);

  (ii)       if, at any time prior to receipt of the Stockholder Approval, the Company Board (or a committee thereof) shall have effected an Adverse Recommendation Change in respect of a Superior Proposal in accordance with Section 7.3(e); provided, however, that this Agreement may not be so terminated unless concurrently with the occurrence of such termination the payment required by Section 9.3(b) is made in full to Parent and the definitive agreement relating to the Superior Proposal is entered into by the Company, and in the event that such definitive agreement is not concurrently entered into and such payment is not concurrently made, such termination shall be null and void; or

  (iii)      if (A) all of the conditions set forth in Section 8.1 and Section 8.3 have been and continue to be satisfied or, to the extent permitted by Law, waived by Parent (other than those conditions that by their nature cannot be satisfied other than at the Closing, provided, that such conditions to be satisfied at the Closing would be capable of being satisfied as of the date of the notice referenced in clause (B) below if the Closing were to occur on the date of such notice), (B) on or after the date the Closing should have occurred pursuant to Section 2.2, the Company has irrevocably delivered written notice to Parent to the effect that all of the conditions set forth in Section 8.1 and Section 8.3 have been satisfied (other than those conditions that by their nature cannot be satisfied other than at the Closing, provided, that such conditions to be satisfied at the Closing would be capable of being satisfied as of the date of such notice if the Closing were to occur on the date of such notice) and the Company is ready, willing and able to consummate the Closing, and (C) the Parent Parties fail to consummate the Closing within one (1) Business Day after delivery of the notice referenced in the preceding clause (B) and the Company remains ready, willing and able to consummate the Closing during such one (1) Business Day period; or

(d)           by Parent, upon prior written notice to the Company:

(i)                 if a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of the Company set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 and/or Section 8.3 not to be satisfied (a “Company Terminating Breach”), which breach or failure to perform cannot be cured, or if capable of cure, has not been cured by the earlier of (A) 30 days following written notice thereof from Parent to the Company and (B) five (5) Business Days before the Outside Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if a Parent Terminating Breach shall have occurred and be continuing at the time Parent delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i); or

(ii)              if (A) at any time prior to receipt of the Stockholder Approval, the Company Board (or any committee thereof), for any reason, shall have effected an Adverse Recommendation Change or (B) at any time prior to receipt of the Stockholder Approval, the Company shall have failed to publicly recommend against any tender offer or exchange offer for the Company Common Stock subject to Regulation 14D under the Exchange Act that constitutes a Competing Proposal (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s stockholders) within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer, (C) at any time prior to the receipt of the Stockholder Approval, the Company Board shall have failed to publicly reaffirm the Board Recommendation within ten (10) Business Days following the date that a Competing Proposal shall have been first publicly announced (or if the Stockholders Meeting is scheduled to be held within ten (10) Business Days after the date a Competing Proposal shall have been publicly announced, as promptly as is reasonably practicable) or (D) the Company enters into an Alternative Acquisition Agreement.

Section 9.2           Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company or the Parent Parties or their respective Affiliates or Representatives, relating to, based on or arising under or out of this Agreement, the transactions contemplated hereby or the subject matter hereof (including the negotiation and performance of this Agreement), except that (a) the Confidentiality Agreements and the Guarantees shall each survive the termination hereof and shall remain in full force and effect in accordance with their respective terms and (b) the provisions of Section 7.2 (Access to Information; Confidentiality), Section 7.5 (Public Announcements), Section 7.11 (Financing Cooperation) and Section 7.16(d) (Tax Matters) (solely, in the case of Section 7.11 and 7.16(d), with respect to the Parent Parties’ obligations to reimburse and indemnify the Company and its Subsidiaries), this Section 9.2, Section 9.3 (Fees and Expenses), Section 9.5 (Amendment), and Article X (General Provisions) of this Agreement shall survive the termination hereof and shall remain in full force and effect in accordance with their respective terms; provided, that, subject to Section 10.10(c) no such termination shall relieve any Party from any liability or damages resulting from any fraud or for any Willful Breach by such Party that occurs prior to such termination.

Section 9.3            Fees and Expenses.

(a)            Except as otherwise provided in this Section 9.3 or Article X (General Provisions), all Expenses shall be paid by the Party incurring such fees or Expenses, except that Parent shall pay, whether or not the Merger or any other transaction contemplated by this Agreement is consummated, all costs and Expenses incurred in connection with the Paying Agent. Notwithstanding anything to the contrary contained herein, Parent shall pay the amount of any Transfer Taxes incurred by the Acquired Companies in connection with the transactions contemplated by this Agreement.

(b)            In the event that:

(i)              this Agreement is terminated by the Company pursuant to Section 9.1(c)(ii) (Superior Proposal);

(ii)          this Agreement is terminated by Parent pursuant to Section 9.1(d)(ii) (Adverse Recommendation Change/Other Company Actions); or

(iii)            (A) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b)(i) (Outside Date) (and at the time of such termination the Company would not have been entitled to terminate this Agreement pursuant to Section 9.1(c)(iii) (Parent Failure to Close)) or Section 9.1(b)(iii) (Failure to Obtain Stockholder Approval), or by Parent pursuant to Section 9.1(d)(i) (Company Terminating Breach), (B) a Competing Proposal shall have been received by the Company or its Representatives or a Competing Proposal shall have been publicly announced or shall have become publicly disclosed or publicly known after the date of this Agreement and prior to the Stockholders Meeting (or any adjournment or postponement thereof), and (C) within twelve (12) months following such termination, the Company enters into a definitive written agreement providing for the implementation of any Competing Proposal or any Competing Proposal is consummated (provided, that for purposes of this Section 9.3(b)(iii), the term “Competing Proposal” will have the meaning assigned to such term herein, except that percentages included in the definition of “Competing Proposal” shall be increased to 50%);

then the Company shall pay, as directed by Parent, the Company Termination Payment. Payment of the Company Termination Payment shall be made by wire transfer of same day funds to the account or accounts designated by Parent as follows: (1) in the case of Section 9.3(b)(i), prior to or concurrently with termination of this Agreement pursuant to Section 9.1(c)(ii); (2) in the case of Section 9.3(b)(ii), within three Business Days after termination of this Agreement pursuant to Section 9.1(d)(ii); and (3) in the case of Section 9.3(b)(iii), within the earlier of (x) three Business Days after the entry into a definitive agreement in respect of the Competing Proposal referred to in clause (B) of Section 9.3(b)(iii), and (y) concurrently with the consummation of such Competing Proposal. For the avoidance of doubt, any payment made by the Company under this Section 9.3(b) shall be payable only once with respect to this Section 9.3(b), and not in duplication, even though such payment may be payable under one or more provisions hereof. In the event that Parent actually receives the full payment of the Company Termination Payment pursuant to this Section 9.3(b) (and the costs and expenses contemplated by the following sentence), the receipt of the Company Termination Payment (and the costs and expenses contemplated by the following sentence) pursuant to and in accordance with this Section 9.3(b) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Parent Parties, any of their respective Affiliates or Representatives in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, the Company shall have no further liability, whether pursuant to a claim at Law or in equity, to the Parent Parties or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Parent Parties, or any of their respective Affiliates or Representatives shall be entitled to bring or maintain any Action against the Acquired Companies or their Affiliates for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Company Termination Payment and the costs and expenses contemplated by the following sentence), any of the transactions contemplated by this Agreement or any matters forming the basis for such termination. If the Company fails to pay the Company Termination Payment when due and any Parent Party commences a suit which results in a final, non-appealable judgment against the Company for the Company Termination Payment or any portion thereof, then the Company shall pay the Parent Parties their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Company Termination Payment at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

(c)           In the event that:

(i)                this Agreement is terminated by the Company pursuant to Section 9.1(c)(i) (Parent Terminating Breach); or

(ii)              this Agreement is terminated by the Company pursuant to Section 9.1(c)(iii) (Failure to Close);

then Parent shall pay, as directed by the Company, the Parent Termination Payment by wire transfer of same-day funds to an account designated by the Company within three Business Day following such termination in accordance with this Section 9.3. For the avoidance of doubt, any payment made by Parent under this Section 9.3(c) shall be payable only once with respect to Section 9.3(c), and not in duplication, even though such payment may be payable under one or more provisions hereof. In the event that the Company actually receives the full payment of the Parent Termination Payment pursuant to this Section 9.3(c) (and the Recovery Costs), the receipt of the Parent Termination Payment (and the Recovery Costs contemplated by the following sentence) pursuant to and in accordance with this Section 9.3(c) shall be deemed to be liquidated damages and shall be the sole and exclusive remedy for any and all losses or damages suffered or incurred by the Company or any of its Affiliates or Representatives or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination and the Recovery Costs, none of the Parent Parties shall have any further liability, whether pursuant to a claim at Law or in equity, to the Company or any of its Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company or any of its Affiliates or Representatives or any other Person shall be entitled to bring or maintain any Action against the Parent Parties for damages or any equitable relief arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination (other than equitable relief to require payment of the Parent Termination Payment and the Recovery Costs contemplated by the following sentence). If Parent fails to pay the Parent Termination Payment when due and the Company commences a suit which results in a final, non-appealable judgment against Parent for the Parent Termination Payment, or any portions thereof, then Parent shall pay the Company in accordance with Section 9.4, its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Parent Termination Payment at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding) plus any amounts payable or reimbursable by Parent pursuant to Section 7.11 and Section 7.16(d) which remain unpaid at the time of such termination (the “Recovery Costs”). Notwithstanding anything herein to the contrary, in no event will the Company be entitled to (1) payment of monetary damages prior to the termination of this Agreement or in amounts in excess of the amount of the Parent Liability Cap (as defined herein), (2) payment of both monetary damages and the Parent Termination Payment, or (3) both (x) payment of any monetary damages or the Parent Termination Payment and (y) a grant of specific performance of this Agreement or any other equitable remedy against Parent or Merger Sub that results in the Closing.

(d)            The Parties acknowledge and agree that neither the Company Termination Payment nor the Parent Termination Payment is intended to be a penalty but rather is liquidated damages in a reasonable amount that will compensate Parent and the Company, as applicable, in the circumstances in which the Company Termination Payment or Parent Termination Payment is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

Section 9.4           Payment of Amount or Expenses.

(a)               In the event that Parent is obligated to pay the Company the Parent Termination Payment, plus the Recovery Costs set forth in Section 9.3(c), then, if requested by the Company, Parent shall pay to the Company from the Parent Termination Payment, plus the Recovery Costs, deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Parent Termination Payment, plus the Recovery Costs, and (ii) the sum of (A) the maximum amount that can be paid to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) through (H) or 856(c)(3)(A) through (I) of the Code (“Qualifying Income”), as determined by the Company’s independent certified public accountants, plus (B) in the event the Company receives either (x) a letter from the Company’s counsel indicating that the Company has received a ruling from the IRS described in Section 9.4(b)(ii), or (y) an opinion from the Company’s outside counsel as described in Section 9.4(b)(ii), an amount equal to the Parent Termination Payment, plus the Recovery Costs, less the amount payable under clause (i) above. To secure Parent’s obligation to pay these amounts, Parent shall deposit into escrow an amount in cash equal to the Parent Termination Payment, plus the Recovery Costs, with an escrow agent selected by Parent and on such terms (subject to Section 9.4(b)) as shall be mutually agreed upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Parent Termination Payment, plus the Recovery Costs, pursuant to this Section 9.4(a) shall be made at the time Parent is obligated to pay the Company such amount pursuant to Section 9.3 by wire transfer.

(b)               The escrow agreement shall provide that the Parent Termination Payment, plus the Recovery Costs, in escrow or any portion thereof shall not be released to the Company unless the escrow agent receives any one or combination of the following: (i) a letter from the Company’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from the Company’s accountants revising that amount, in which case the escrow agent shall release such amount to the Company; or (ii) a letter from the Company’s counsel indicating that the Company received a ruling from the IRS holding that the receipt by the Company of the Parent Termination Payment, plus the Recovery Costs, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, indicating that the Company’s outside counsel has rendered a legal opinion to the effect that the receipt by the Company of the Parent Termination Payment, plus the Recovery Costs, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Parent Termination Payment, plus the Recovery Costs, to the Company. Parent agrees to amend this Section 9.4 at the request of the Company in order to (x) maximize the portion of the Parent Termination Payment, plus the Recovery Costs, that may be distributed to the Company hereunder without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve the Company’s chances of securing a favorable ruling described in this Section 9.4(b) or (z) assist the Company (at the Company’s sole cost and expense) in obtaining a favorable legal opinion from its outside counsel as described in this Section 9.4(b). The escrow agreement shall also provide that any portion of the Parent Termination Payment, plus the Recovery Costs, that remains unpaid as of the end of a tax year shall be paid as soon as possible during the following tax year, subject to the foregoing limitations of this Section 9.4; provided, any portion of the Parent Termination Payment, plus the Recovery Costs, that remains unpaid as of December 31 following the date which is five years from the date of this Agreement shall be released by the escrow agent to the Company. The Company shall be a party to such escrow agreement and shall bear all costs and expenses under the escrow agreement.

Section 9.5           Amendment. Subject to compliance with applicable Law, at any time before or after receipt of the Stockholder Approval and prior to the Merger Effective Time, any provision of this Agreement may be amended or modified by a written agreement of the Parties executed in the same manner as this Agreement; provided, that after the Stockholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which, pursuant to applicable Law, requires the further approval of the stockholders of the Company without such further approval of such stockholders (in which case, such further approval shall be deemed the Stockholder Approval for purposes of this Agreement), or (b) any amendment or change not permitted under applicable Law.

Article X

GENERAL PROVISIONS

Section 10.1       Non-Survival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Merger Effective Time, which shall remain in force and effect following the Closing.

Section 10.2       Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) two (2) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service (with proof of delivery), or (c) immediately upon delivery by hand or email (with non-automatic confirmation of receipt), in each case, to the intended recipient as set forth below (or at such other address for a Party as shall be specified by like notice):

(a)           if to the Parent Parties or the Surviving Entity, see Schedule 10.2 of the Parent Disclosure Letter

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

Attention:	Atif I. Azher
Frederick De Albuquerque
E-mail:	aazher@stblaw.com
fred.dealbuquerque@stblaw.com

and

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention:	Gregory J. Ressa
Danielle C. Jackson
E-mail:	gressa@stblaw.com
danielle.jackson@stblaw.com

and

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:	Blair Thetford, Esq.
E-mail:	blair.thetford@skadden.com

and

Skadden, Arps, Slate, Meagher & Flom LLP

155 N Upper Wacker Drive

Chicago, Illinois 60606

Attention:	Nancy Olson, Esq.
E-mail:	nancy.olson@skadden.com

(b)           if to the Company to:

INDUS Realty Trust, Inc.

204 West Newberry Road

Bloomfield, CT 06002

Attention:	Thomas M. Daniells, General Counsel
E-mail:	***

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

Attention:	Julian Kleindorfer
Charles K. Ruck
Darren Guttenberg
Email:	Julian.Kleindorfer@lw.com
Charles.Ruck@lw.com
Darren.Guttenberg@lw.com

Section 10.3       Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party; provided, that in no event shall Section 9.3 or Section 10.10 be modified pursuant to this Section 10.3 to expand the limitations of liability of any Party set forth therein. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible; provided, that in no event shall Section 9.3 or Section 10.10 be modified pursuant to this Section 10.3 to expand the limitations of liability of any Party set forth therein.

Section 10.4       Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in portable document form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5       Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Exhibits, Schedules and the Company Disclosure Letter), the Confidentiality Agreements, the Equity Commitment Letters and the Guarantees (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement, and (b) this Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, except (i) Section 7.9 (which, from and after the Merger Effective Time shall be for the benefit of the Indemnified Parties) and (ii) any claims that the Company may assert against Parent, if, as and when required pursuant to the terms and conditions of the Guarantee or the rights of the Company as an express third party beneficiary under the Equity Commitment Letter pursuant to the terms and conditions of the Equity Commitment Letter.

Section 10.6       Extension; Waiver. At any time prior to the Merger Effective Time, the Parties may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties made to such Party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.7       Governing Law; Venue.

(a)               This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b)               All disputes arising out of or relating to this Agreement shall be heard and determined exclusively in the Circuit Court of Baltimore City, Maryland and/or the U.S. District Court for the District of Maryland (the “Chosen Courts”). Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of the Chosen Courts, for the purpose of any dispute arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such dispute except in the Chosen Courts, (iii) agrees that any claim in respect of any such dispute may be heard and determined in any of the Chosen Courts, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such dispute, (v) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such dispute, and (vi) agrees, with respect to any Action filed in a Maryland state court, to jointly request an assignment to the Maryland Business and Technology Case Management Program. Each of the Parties agrees that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 10.8       Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties; provided, that each of Parent and Merger Sub shall have the right, without the prior written consent of the Company, to assign all or any portion of their respective rights, interests and obligations hereunder to a wholly owned direct or indirect Subsidiary of Parent or to any of their respective Affiliates, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder or impede or delay any of the transactions contemplated by this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Section 10.9       Obligation of Parent. Parent shall cause Merger Sub to comply in all respects with each of the covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Merger Sub of the covenants, obligations and undertakings required to be performed by Merger Sub under this Agreement and the transactions contemplated by this Agreement, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach or default in the performance of any such covenant, obligation, agreement or undertaking of Merger Sub shall also be deemed to be a breach or default of Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies (without duplication) it may have arising out of any such breach or nonperformance directly against either or both of Parent and Merger Sub in the first instance. As applicable, references in this Section 10.9 to “Merger Sub” shall also include the Surviving Entity following the Merger Effective Time.

Section 10.10   Specific Performance; Parent Liability Cap.

(a)               The Parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such harm. The Parties agree that (i) the Parties shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 10.7 to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the Parent Parties’ obligation to effect the Closing but subject to the next sentence), without bond or other security being required, this being in addition to any remedy to which they are entitled at law or in equity or pursuant to Section 9.2 or Section 9.3, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement, including the Merger, and without that right, none of the Company or the Parent Parties would have entered into this Agreement. The Parties hereto further agree that the Company shall be entitled to an injunction, specific performance or other equitable remedy to specifically enforce the Parent Parties’ obligations to effect the Closing on the terms and conditions set forth herein solely in the event that (A) the conditions set forth in Section 8.1 and Section 8.3 (other than those conditions that by their nature are to be satisfied at the Closing; provided, that each such condition is then capable of being satisfied at the Closing) have been satisfied or waived, (B) Parent has failed to consummate the Closing at the time when it was required under Section 2.2, and (C) the Company has irrevocably confirmed in writing to Parent that if specific performance were granted and the Equity Financing were funded, then the Closing would occur in accordance with Section 2.2, and (C) as of the date of the delivery of such confirmation, all conditions set forth in Section 8.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied at such time) or that the Company is willing to irrevocably waive any such unsatisfied conditions. Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other of such Parties has an adequate remedy at Law or that any such injunction or award of specific performance or other equitable relief is not an appropriate remedy for any reason. The Parties hereto further agree that (x) following the Company’s termination of this Agreement in accordance with Section 9.1, the Company shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 10.7 to enforce specifically the Parent Parties’ surviving obligations herein, including with respect to the payment of monetary damages under Section 9.2 or the payments to which the Company is entitled under Section 9.3(c), and (y) following Parent’s termination of this Agreement in accordance with Section 9.1, Parent shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 10.7 to enforce specifically the Company’s surviving obligations herein, including with respect to the payment of monetary damages under Section 9.2 or the payment to which Parent is entitled under Section 9.3(b).

(b)               The Parties hereto further agree that (i) by seeking the remedies provided for in this Section 10.10, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.10 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.10 shall require any Party to institute any Action for (or limit any Party’s right to institute any Action for) specific performance under this Section 10.10 prior or as a condition to exercising any termination right under Article IX (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to this Section 10.10 or anything set forth in this Section 10.10 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article IX or pursue any other remedies under this Agreement that may be available at any time. In any legal proceeding seeking monetary damages against a Party or to compel a Party to specifically perform its obligations hereunder, the non-prevailing Party in such Action (after a final, non-appealable judgment of a court of competent jurisdiction) shall promptly reimburse the prevailing Party its costs and expenses (including reasonable attorneys’ fees and disbursements) in connection with such Action.

(c)               Notwithstanding anything to the contrary in this Agreement (other than the final sentence of this Section 10.10(c)), the maximum aggregate liability of the Parent Parties for monetary losses, damages, costs or expenses in connection with this Agreement, the Equity Commitment Letters, the Guarantees and the transactions contemplated by this Agreement shall be limited to an amount equal to the Parent Termination Payment, plus the Recovery Costs (collectively, the “Parent Liability Cap”), and in no event shall the Company or any of its Affiliates seek any amount in excess of the Parent Liability Cap in connection with this Agreement, the Equity Commitment Letters, the Guarantees or the transactions contemplated by this Agreement or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise. In no event shall the Company or any of its Affiliates seek nor shall the Company permit to be sought on behalf of the Company any monetary damages of any kind, including consequential, indirect, or punitive damages, from any officer, director, agent or employee of the Parent Parties, any direct or indirect holder of any equity interests or securities of the Parent Parties or any direct or indirect director, officer, employee, partner, Affiliate, member, controlling Person or Representative of any of the foregoing, in connection with this Agreement or the transactions contemplated by this Agreement (other than as expressly provided by and subject to the terms of the Equity Commitment Letters and the Guarantees). Except for the liabilities and obligations of the parties to the Equity Commitment Letters, the Guarantees and any other agreements pursuant thereto under any of the foregoing agreements to which they are parties and except for claims for fraud, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the transactions contemplated by this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as the parties in the preamble to this Agreement (each, a “Contracting Party”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney, representative or assignee of any of the foregoing and the Sponsors and their respective Affiliates (collectively, the “Non-Recourse Party”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the transactions contemplated by this Agreement or based on, in respect of, or by reason of this Agreement or the transactions contemplated by this Agreement or the negotiation, execution, performance, or breach of this Agreement (other than, in each case, the liabilities and obligations of the parties to the Equity Commitment Letters, the Guarantees and any other agreements pursuant thereto and under any of the foregoing agreements to which they are expressly identified as parties), and, to the maximum extent permitted by applicable Law, each Contracting Party, on behalf of itself and its Affiliates, hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Non-Recourse Party. Without limiting the foregoing, to the maximum extent permitted by applicable Law, except as expressly provided in the Equity Commitment Letters, the Guarantees, and any other agreements pursuant thereto, (i) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impute or extend the liability of a Contracting Party to any Non-Recourse Party, whether based on statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (ii) each Contracting Party disclaims any reliance upon any Non-Recourse Party with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Notwithstanding the foregoing provisions of this Section 10.10(c) and any other provision of this Agreement to the contrary, but subject to the terms and conditions of the Equity Commitment Letters and the Guarantees (and without limiting the Company’s respective remedies thereunder), the Company may seek to cause Parent to enforce the terms of such Equity Commitment Letters, if and solely to the extent permitted by Section 10.10(a), or the Guarantees to cause the other parties thereto to provide funds to Parent to permit Parent to satisfy (i) a valid Order requiring Parent to specifically perform the Closing of the transactions under this Agreement pursuant to and in accordance with the terms of this Agreement, (ii) any valid Order or award of damages in favor of the Company obtained by the Company pursuant to and in accordance with Section 9.3, and/or (iii) payment by Parent of the Parent Termination Payment and/or Recovery Costs pursuant to and in accordance with Section 9.3, in each case, solely to the extent provided therein and in accordance with their respective terms. Notwithstanding anything herein to the contrary and for the avoidance of doubt, (A) nothing in this Section 10.10(c) shall limit in any way the Company’s right to an injunction, specific performance or other equitable remedy in accordance with Section 10.10(a), and (B) nothing in this Section 10.10 nor Section 9.3 shall limit in any way any fraud remedies or the remedies of the parties under the Confidentiality Agreements.

Section 10.11   [Reserved].

Section 10.12   Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.12.

Section 10.13   Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

IR PARENT, LLC

By:	/s/ William D. Rahm
Name: William D. Rahm
Title: Authorized Signatory

IR MERGER SUB II, INC.

By:	/s/ William D. Rahm
Name: William D. Rahm
Title: President

INDUS REALTY TRUST, INC.

By:	/s/ Michael Gamzon
Name: Michael Gamzon
Title: President and Chief Executive Officer

[Signature Page to the Merger Agreement]